
FY2022

Shinhan Financial Group

Convocation Notice of the 22nd Annual General Meeting of Shareholders

Shinhan Financial Group

Letter to the Shareholders

Dear Shareholders,

Thank you for your continued trust in Shinhan Financial Group ("the Group," "the Company," "Shinhan FG"). I extend my warmest wishes to all of you for a successful year ahead.

The past year has been tough for all of us as global uncertainty persists in the aftermath of COVID-19. High inflation and interest rate hikes have caused difficulties in all parts of our society. Although last year was also challenging for us, we continued to grow and offer a full range of services through our comprehensive financial business portfolio, which now includes 15 subsidiaries. Shinhan FG achieved impressive results while remaining committed to our customers, society, and our future.

Shinhan FG recorded a net profit of KRW 4.6 trillion, up 15.5% year on year, based on a balanced growth of the Group companies. Despite a sharp decline accompanied by sluggish capital market, we achieved our best performance since our founding and established ourselves as a leading financial group. The solid increase in interest income from our banking businesses and diversified business portfolio contributed to this success.

We also remained committed to our social responsibility as a company. Through the Companion Project, we nurtured the dream of a startup, helped our communities. In ESG management, we have stayed one step ahead, upholding the common values of mankind. The management and Board of Directors have been faithfully implementing various ESG initiatives. In order to achieve emissions reduction targets, we have established mid- to long-term goals for reducing financed emissions, and built a system to measure and refine emissions data. We also continue to promote diversity by fostering competent female managers through the SHeroes program.

As the year 2022 marked the 40th anniversary of Shinhan, we reflected on the past 40 years, as well as the future going forward. We put our hearts toward Shinhan FG's mission, "A Better World through Finance," gathered our wisdom to form our vision in which, "We Believe Finance Should Be More Friendly, More Secure, More Creative," and solidified the cultural foundation for sustainable growth.

Recognizing that recent problems in the financial sector was mostly caused by not fully observing the most basic fundamentals of a financier, we reestablished the Group's ethical management system from scratch and elaborately reorganized our internal compliance system. We also devoted ourselves to establishing capital policies to ensure sustainable growth of our business and increase shareholder value. In 2022, we continued the regular quarterly dividend payouts, which was commenced in 2021, and we also purchased and cancelled treasury stocks. Shinhan FG will continue to make efforts to enhance shareholder value through a consistent and predictable shareholder return policy in 2023.

Last year, I decided to step down at the end of this term. Although the decision may have come at a surprise, I believe the timing was right in that it opened up opportunities for a group of competent candidates to grow to be successors to lead the Group as well as allow the Group to take a leap into a greater future.

Jin Ok-dong, who has been nominated as my successor, is indeed the right person to bring new changes and advance the organization. He has been trained and verified under our CEO succession plan for years, and he has proved his capability and qualification as a leader of a financial institution through his experience as CEO at Shinhan Bank. Aside from achieving outstanding financial performance, his leadership in reinforcing consumer protection, improving corporate culture, and taking new initiatives in business attest to his competency.

I would like to take this opportunity to express my sincere gratitude to all of you. The warm support of the shareholders enabled us to overcome many challenges and headwinds that Shinhan faced during my tenure. We ask for your continued support for Shinhan FG going forward.

Yours faithfully,

On behalf of the Board

Cho Yong-byoung

CEO of Shinhan Financial Group

Shinhan Financial Group

Convocation Notice of the 22nd Annual General Meeting of Shareholders

Notice is hereby given that the 22nd Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Date and Time

March 23, 2023 10 A.M.
Korea Standard Time (UTC+9)

Place

Auditorium, 20th floor, Shinhan Bank, 20,
Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Table of Contents



I

Proxy Summary

Proxy Summary

The following summarizes the agenda to be voted on at the 22nd Annual General Meeting of Shareholders. Your vote is important to us. Please review the entire convocation notice carefully before voting.
The Board of Directors recommends you vote IN FAVOR of all the proposed agenda items.

Agenda to be voted on

Item No.		Agenda Item	Page
Agenda 1		Approval of Financial Statements and Annual Dividends for FY2022 (Jan 1, 2022 – Dec 31, 2022)	08
Agenda 2		Approval of Amendment to the Articles of Incorporation	14
Agenda 3		Election of Directors (1 Executive Director, 1 Non-Executive Director, 7 Independent Directors)	18
	Agenda 3-1	Election of Mr. Jin Ok-dong as Executive Director	20
	Agenda 3-2	Election of Mr. Jung Sang Hyuk as Non-Executive Director	21
	Agenda 3-3	Re-election of Mr. Kwak Su Keun as Independent Director	22
	Agenda 3-4	Re-election of Mr. Bae Hoon as Independent Director	24
	Agenda 3-5	Re-election of Mr. Sung Jaeho as Independent Director	26
	Agenda 3-6	Re-election of Mr. Lee Yong Guk as Independent Director	28
	Agenda 3-7	Re-election of Mr. Lee Yoon-jae as Independent Director	30
	Agenda 3-8	Re-election of Mr. Jin Hyun-duk as Independent Director	32
	Agenda 3-9	Re-election of Mr. Choi Jae Boong as Independent Director	34
Agenda 4		Election of an Independent Director who will serve as Audit Committee Member	63
Agenda 5		Election of Audit Committee Members (2 Members)	
	Agenda 5-1	Re-election of Mr. Kwak Su Keun as an audit committee member	64
	Agenda 5-2	Re-election of Mr. Bae Hoon as an audit committee member	
Agenda 6		Approval of the Director Remuneration Limit	69

Shinhan Financial Group

II
Financial Performance

(Agenda 1)
Approval of Financial Statements and Annual Dividends

FY 2022 Financial Performance

Agenda 1
Approval of Financial Statements and Annual Dividends

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2022 (January 1, 2022 - December 31, 2022), including Statements of Appropriation of Retained Earnings)

Voting Item(s)
Pursuant to Article 449 of the Commercial Act, the Board seeks shareholders' approval of the Company's separate financial statements and consolidated financial statements for FY 2022.

Audited financial statements with the independent auditor's opinion are disclosed separately on the Company website (http://www.shinhangroup.com) and can be found on EDGAR of the US. Securities and Exchange Commission website (https://www.sec.gov).

RECOMMENDATION:
Vote FOR the approval of financial statements and annual dividends.

※ The audit report audited by the independent auditor will be disclosed on March 6, 2023

FY 2022 Financial Performance

Business Results of FY 2022 (consolidated basis)

Shinhan Financial Group delivered solid financial performance in the fiscal year 2022, achieving a consolidated net income of KRW 4,642 billion, the highest net profit since its inception. Despite challenging economic conditions at home and abroad, the Group's net income increased by 15.5% year-on-year.

Although non-interest income was weak reflecting contraction in the capital market, interest income increased due to improved margins and moderate growth in interest-bearing assets centered on corporate loan assets.

Through continuous efforts to improve cost efficiency, SG&A costs were managed at a stable level despite inflationary pressures. The Group also accumulated sufficient provision for credit losses to embrace for future uncertainties within the economic environment at home and abroad.

In 2022, the Group made regular quarterly dividend payouts and completed two rounds of share buyback and cancellations in order to increase its capital efficiency, as well as to increase the visibility of its capital policy. As a result, the Group recorded ROE and ROTCE improvements for the third year in a row.

Shinhan FG will continue to achieve sound financial performance based on robust fundamentals, well-diversified business portfolio, and preemptive risk management.


Consolidated Net Income (KRW billion)
ROTCE
ROE
10.6%
10.8%
11.1%
9.8%
10.6%
11.9%
9.2%
9.4%
9.4%
8.4%
9.2%
10.3%
2,918.8
3,156.7
3,403.5
3,414.6
4,019.3
4,642.3
FY2017
FY2018
FY2019
FY2020
FY2021
FY2022

FY 2022 Financial Performance (continued)

Shinhan Financial Group Net Income By Subsidiaries

		Ownership	Total Assets[1]	Shareholder's Equity	Net Income[2]	ROA	ROE
Bank			588,633.8	31,689.1	3,067.8		
Shinhan Bank		100.0%	581,202.6	31,167.3	3,045.0	0.62%	10.13%
Jeju Bank		75.3%	7,431.3	521.9	22.8	0.32%	4.46%
Non-Bank			373,704.3	19,573.6	1,976.6		
Consumer Finance	**Shinhan Card**	100.0%	43,050.3	7,458.8	641.4	1.55%	8.91%
	Shinhan Savings Bank	100.0%	3,043.5	319.8	38.4	1.29%	13.74%
Insurance	**Shinhan Life Insurance**	100.0%	66,753.9	3,482.8	463.6	0.68%	11.52%
	Shinhan EZ GI[3]	85.1%	241.1	125.6	-10.5	-5.65%	-13.48%
Capital Markets	**Shinhan Securities**	100.0%	67,885.5	5,342.6	412.5	0.88%	7.91%
	Shinhan Capital	100.0%	13,035.9	1,986.9	303.3	3.12%	20.53%
	Shinhan Asset Managemen	100.0%	101,446.4	231.0	37.1	11.03%	16.50%
	Shinhan REITs Management	100.0%	2,867.9	53.1	0.5	0.90%	0.99%
	Shinhan Asset Trust	100.0%	70,048.7	324.8	73.7	18.40%	25.54%
	Shinhan AI	100.0%	41.4	39.2	-2.2	-5.22%	-5.48%
	Shinhan Venture Investment	100.0%	873.4	77.0	1.5	1.12%	1.94%
Others	**Shinhan DS**	100.0%	107.4	47.5	6.8	6.61%	14.58%
	Shinhan AITAS	99.8%	94.7	84.6	9.5	10.17%	11.50%

NOTE 1 Trust A/C of Shinhan Bank, Jeju Bank, Shinhan Securities, Shinhan Asset Trust, and AUM of Shinhan Asset Management, Shinhan REITs, Shinhan Venture Investment are included

NOTE 2 Net Profit before reflecting ownership

NOTE 3 Upon the acquisition of 94.54% stake in BNP Paribas Cardif General Insurance Co., Ltd on September 30, 2022 (rebranded to Shinhan EZ General Insurance Co., Ltd. on the same day), the acquisition accounting has been applied for periods starting June 30, 2022

Shareholder Return

Shareholder return in 2022

In 2022, Shinhan FG's total shareholder return reached 30.0%, which is 4.0%p higher than the previous year's rate of 26.0%. This reflects the Board of Directors and management's efforts to enhance shareholder value while maintaining stable capital capacity and improving performance.

The Group paid out a cash dividend of KRW 2,065 in 2022, while maintaining a focus on providing clear visibility of its capital policy through quarterly dividends. In addition, the Group made substantial efforts to address undervaluation by implementing share buyback and cancellation programs worth KRW 300 billion.

Shareholder Return Plans for 2023

Shinhan FG aims to improve the predictability of shareholder return by paying evenly distributed cash dividends for both quarterly and year-end dividends in 2023. Additionally, share buyback and cancellations will be reviewed quarterly. The profits generated during the year will be distributed in a 6:4 ratio, with 60% allocated for internal reserve in consideration of capital ratio, RWA growth at the expected nominal GDP growth rate, and a buffer to seek future growth opportunities. The remaining 40% will be used for shareholder returns. The total shareholder return for 2023 is expected to be around 30-40%, contingent on the macro economic conditions and outlook, as well as the results of stress tests by the regulators. Additionally, in February 2023, the BOD decided to carry out share buyback and cancellations worth KRW 150 billion.

Total shareholder return rate (Incl. preferred shares, KRW bil.)



Dividend per share (KRW)
Cancellation of treasury stock
Total shareholder return rate
23.6%
23.9%
26.0%
27.9%
26.0%
30.0%
688
753
884
150
804
1,047
300
1,093
2017
2018
2019
2020
2021
2022

	FY2022	FY2021	FY2020	FY2019
Dividend per Share	KRW 2,065	KRW 1,960	KRW 1,500	KRW 1,850
Total Amount of Dividend (Common + Preferred Shares)	KRW 1,903 bil.	KRW 1,047 bil.	KRW 804 bil.	KRW 884 bil.
Dividend Yield (Based on Korea Exchange)	5.5%	5.2%	4.5%	4.1%
Cancellation of treasury stock	KRW 300 bil.	-	KRW 150 bil.	-
Total shareholder return rate (including preferred stock)	30.0%	26.0%	27.9%	26.0%

Shareholder Return (continued)



Cash Dividend per Share (KRW)
Amount of cancellation of treasury stock / total number of shares (KRW)
(Unit: KRW)
2022
(150Wbn)
290
400
400
(150Wbn)
292
400
865
1Q
2Q
3Q
4Q
· Evenly distributed quarterly cash dividends
· 2 rounds of share buyback and cancellations
(150Wbn in 1H22 and 2H22, respectively)
· Total shareholder return of 30%
2023
(150Wbn)
295
525
525
525
525
1Q
2Q
3Q
4Q
· Evenly distributed quarterly and year-end cash dividends
(e.g. Quarterly dividend: KRW 525 * 4 = KRW 2,100)
· Consider share buyback & cancellations1) for each quarter
· Total shareholder return rate of 30%~40% 2)
Factors to be Considered
· Macroeconomic conditions and outlook
· Regulatory consensus on stress test results
※ BOD will determine the exact amount of the dividends and share buybacks every quarter

Note 1) Convertible Preferred Stocks [750Wbn(17.5 mn shares) to be converted in May, 2023] to be considered for share buyback and cancellation program
Note 2) Capital allocation in consideration of asset growth (in line with expected nominal GDP growth) and strategic growth



III

Revision to Articles of Incorporation

(Agenda 2)
Approval of Amendment to the Articles of Incorporation

Amendments to Articles of Incorporation

Agenda 2
Approval of Amendment to the Articles of Incorporation

Pursuant to Item 2 of paragraph 1 of Article 4 of the Internal Code of Corporate Governance and Item 2 of paragraph 1 of Article 10 of the Board of Directors' Regulation, we hereby request that the shareholders approve the partial amendment to the Articles of Incorporation.

RECOMMENDATION:
Vote FOR the approval of amendment to the Articles of Incorporation.

Reasons for Change to Articles of Incorporation

Shinhan Financial Group's Board of Directors seek approval of the partial amendment to the Articles of Incorporation at this shareholders' meeting.

The main objectives of the proposed changes are as follows:
1) To lay the grounds for the establishment of the Committee within the BOD (Article 48 of Articles of Incorporation),
2) To reflect the previously revised regulations related to the operation of the BOD and amendments to the names of committees within the BOD (Articles 25 and 51 of Articles of Incorporation),
3) To improve the dividend procedure so that investors can decide whether to invest after the dividend amount is determined according to the policy of the financial authorities (Article 59 of Articles of Incorporation)

In particular, the proposed change in Article 59 of the Articles of Incorporation will allow setting the base date for dividends after the dividend amount is determined (the date of the AGM) instead of the end of the financial year (end of December). This change will enable investors to consider whether to invest after the year-end dividend is confirmed, thus contributing to enhancing shareholder value.

The Board recommends a vote IN FAVOR of the approval of amendment to the Articles of Incorporation.

Proposed Changes to the Articles of Incorporation

Current Provision	Proposed Amendments	Remarks
Article 1~24 **Article 25 (Authority to Convene)** (1) (2) If the Representative Director-Chairman is unable to perform his/her duties, the General Meeting of Shareholders shall be convened by a Director designated by the Board of Directors.	[No Change] Article 25 (Authority to Convene) (1) [No Change] (2) If the Representative Director-Chairman is unable to perform his/her duties, the General Meeting of Shareholders shall be convened by a person designated by the Board of Directors.	· Amendment is suggested to reflect the change within the by-law of the Board of Directors
Article 26~47 Article 48 (Committees) (1) The Company shall operate the following committee within the Board of Directors at all time: 1.~8. 9. Committee for managing subsidiary's business (2)~(3)	[No Change] Article 48 (Committees) (1) The Company shall operate the following committee within the Board of Directors at all time: 1.~8. [No Change] 9. Subsidiary's CEO Recommendation Committee; and [Added] 10. Other committees deemed necessary by the Board of Directors. (2)~(3) [No Change]	· Amendment is suggested to propose a change in the name of the Committee · Amendment is suggested to reflect the revisions in the standardized articles of incorporation published by Korea Listed Companies Association.
Article 49~50 Article 51 (Constitution of Audit Committee) (1) (2) Candidates for the Audit Committee shall be recommended by the Audit Committee Member Recommendation Committee comprised entirely of Outside directors. The Audit Committee Member Recommendation Committee shall make resolution by an affirmative vote of at least two-thirds (2/3) of the members.	[No Change] Article 51 (Constitution of Audit Committee) (1) [No Change] (2) Candidates for the Audit Committee shall be recommended by the Independent Director and Audit Committee Member Recommendation Committee comprised entirely of Outside directors. the Independent Director and Audit Committee Member Recommendation Committee shall make resolution by an affirmative vote of at least two-thirds (2/3) of the members.	· Amendment is suggested to reflect the change in the name of the Committee
Article 52~58 Article 59 (Dividends) (1)~(2) (3) Dividends of Paragraph (1) above shall be paid to the shareholders registered in the Company's registry of shareholders or the registered pledgees as of the last day of each fiscal year. Article 59-2~61	[No Change] Article 59 (Dividends) (1)~(2) [No Change] (3) The Company may set a record date for determining the shareholders entitled to receive dividends under Paragraph (1) by a resolution of the Board of Directors; provided that the Company shall give at least two (2) weeks prior notice of such record date to the public. [No Change]	· Amendment is suggested to reflect the revisions in the standardized articles of incorporation published by Korea Listed Companies Association.

Shinhan Financial Group

IV
Election of Directors

(Agenda 3)

Election of Directors

(1 Executive Director, 1 Non-Executive Director, 7 Independent Directors)

Election of Directors

Agenda 3
Election of Directors

(1 Executive Director, 1 Non-Executive Director, 7 Independent Directors)

Voting Item(s)

Pursuant to Article 382 of the Commercial Act and Article 37 of the Company's Articles of Incorporation, we seek shareholders' approval to elect directors.

At the 22nd Annual General Meeting of Shareholders, the following 9 directors will seek the approval of appointment from shareholders.

※ One independent director who becomes a member of the audit committee shall be elected as a separate agenda.

Agenda 3-1. Election of Mr. Jin Ok-dong as Executive Director

Agenda 3-2. Election of Mr. Jung Sang Hyuk as Non-Executive Director

Agenda 3-3. Re-election of Mr. Kwak Su Keun as Independent Director

Agenda 3-4. Re-election of Mr. Bae Hoon as Independent Director

Agenda 3-5. Re-election of Mr. Sung Jaeho as Independent Director

Agenda 3-6. Re-election of Mr. Lee Yong Guk as Independent Director

Agenda 3-7. Re-election of Mr. Lee Yoon-jae as Independent Director

Agenda 3-8. Re-election of Mr. Jin Hyun-duk as Independent Director

Agenda 3-9. Re-election of Mr. Choi Jae Boong as Independent Director

RECOMMENDATION: Vote FOR each director nominee.

Overview

The BOD of Shinhan Financial Group, as the highest decision-making body of the Company, determines the appointment and dismissal of directors, establishment of management plans, and promotes responsible management through sound checks and balances. To this end, the BOD consists of independent directors who bring expertise and competencies from extensive professional backgrounds, shareholder-recommended independent directors, as well as executive and non-executive directors who are experienced leaders in the financial services industry.

The BOD is currently composed of 13 directors: 1 Executive Director, 1 Non-Executive Directors and 12 Independent Directors. In March 2023, the term expires for the Executive Director, Non-Executive Director and 10 Independent Directors (Lee Yoon-jae, Kwak Su Keun, Park Ansoon, Bae Hoon, Sung Jaeho, Yoon Jaewon, Lee Yong Guk, Jin Hyun-duk, Choi Jae Boong, Huh Yong-hak). Jin Ok-dong, former CEO of Shinhan Bank, was recommended as the new Executive Director candidate, and Jung Sang Hyuk, current CEO of Shinhan Bank, was newly recommended as the Non-Executive Director at the 22nd regular general meeting of shareholders. Also 7 independent directors (Lee Yoon-jae, Kwak Su Keun, Bae Hoon, Sung Jaeho, Lee Yong Guk, Jin Hyun-duk, Choi Jae Boong) were recommended as independent director candidates for re-election and one independent director (Yoon Jaewon) was recommended as an independent director candidate to become a member of the Audit Committee.

In accordance with Article 26 of the Company's Internal Code of Corporate Governance, Director Park Ansoon will not stand for re-appointment due to accumulating long tenure. Director Huh Yong-hak voluntarily resigned at the end of his term and was excluded from reappointment.

Current Board Composition			Proposed for FY22	
Director	Independence	Term to expire in MAR 2023	Director	Independence
Cho Yong-byoung	Executive	●	Jin Ok-dong	Executive
Lee Yoon-jae	Independent (Chair)	●	Lee Yoon-jae	Independent
Kim Jo Seol	Independent	-	Kim Jo Seol	Independent
Kwak Su Keun	Independent	●	Kwak Su Keun	Independent
Park Ansoon	Independent	●	-	-
Bae Hoon	Independent	●	Bae Hoon	Independent
Sung Jaeho	Independent	●	Sung Jaeho	Independent
Yoon Jaewon	Independent	●	Yoon Jaewon	Independent
Lee Yong Guk	Independent	●	Lee Yong Guk	Independent
Jin Hyun-duk	Independent	●	Jin Hyun-duk	Independent
Choi Jae Boong	Independent	●	Choi Jae Boong	Independent
Huh Yong-hak	Independent	●	-	-
Jin Ok-dong	Non-executive	●	Jung Sang Hyuk	Non-executive

Director Nominees



Executive Director Nominee: Mr. **JIN Ok-dong**

01 Date of Birth	February 21, 1961
02 Nominator	CEO Recommendation Committee
03 Relation to the largest shareholder	None
04 Business transaction with SFG	None
05 Delinquency	None
06 Management of insolvent companies	None
07 Reasons for statutory disqualification	None
08 Term of Office	3 years (March 2023 ~ March 2026)
09 New Appointment	New
10 If incumbent, prior year BOD meeting attendance rate	100% (As a non-executive director in 2022)
11 Education	Master of Business Administration, Chung-Ang University
12 Main Work Experience	2019 – 2022 CEO, Shinhan Bank 2017 - 2018 Deputy President, Shinhan Financial Group 2015 - 2016 CEO, Shinhan Bank Japan (SBJ)

Reasons for recommendation

Jin Ok-dong, recommended as a CEO candidate, has worked in the banking business for about 42 years, accumulating expertise while experiencing various tasks across the financial industry, including global, credit review, fund management, and management support.

In addition, as the president of Shinhan Bank for the past four years, he achieved record-high profits, successfully led digital transformation, and established ESG management, laying the foundation for sustainable growth even in the unprecedented Covid-19 situation, through balanced crisis management and business capabilities

The CEO Recommendation Committee judged that CEO candidate Jin Ok-dong has the leadership to accumulate and mobilize potential and energy inside and outside the organization, and has the ability to flexibly respond to future uncertainties.

Accordingly, the CEO Recommendation Committee judged that he was the right person to solidify Shinhan FG's status as a first-class financial group, lead organizational changes in response to the new business environment, visualize performance creation, possess morality/ability to realize Shinhan values /work expertise/ organizational management capabilities and share the company's vision. Therefore, based on the verification of legal requirements, the CEO Candidate Recommendation Committee decided to recommend him as a CEO candidate.

※ Please refer to page 37 for details related to CEO candidate selection.

Director Nominees



Non-Executive Director Nominee: Mr. **JUNG Sang Hyuk**

01 Date of Birth	November 26, 1964
02 Nominator	Board of Directors
03 Relation to the largest shareholder	None
04 Business transaction with SFG	None
05 Delinquency	None
06 Management of insolvent companies	None
07 Reasons for statutory disqualification	None
08 Term of Office	2 years (March 2023 ~ March 2025)
09 New Appointment	New
10 If incumbent, prior year BOD meeting attendance rate	-
11 Education	Bachelor of International Economics, Seoul National University
12 Main Work Experience	2023 - Current CEO, Shinhan Bank 2020 - 2023 Head of Business Management Planning, Shinhan Bank 2019 - 2020 Chief Secretary of Shinhan Bank

Reasons for recommendation

Jung Sang Hyuk, who is serving as the CEO of Shinhan Bank, has a broad understanding of the characteristics of the traditional banking industry and current issues, and has extensive field experience, such as demonstrating outstanding sales performance while working as a retail and corporate finance branch manager

Prior to being appointed as the president, he served as the Head of Business Management Planning Group, which oversees the establishment and implementation of the bank's business strategy and financial plan, for three years.

Having worked at Shinhan Bank, a core subsidiary of Shinhan FG, for over 30 years, he has a good understanding of Shinhan FG's philosophy and core values, and has excelled in collaboration with subsidiaries based on careful and smooth communication. Therefore, he was recommended as a non-executive director nominees, as he was expected to be able to provide insightful suggestions and in-depth analysis of subsidiary management issues through the BOD.

Director Nominees



Independent Director Nominee: Mr. **KWAK Su Keun**

01	**Date of Birth**	August 16, 1953
02	**Nominator**	Independent Director and Audit Committee Member Recommendation Committee
03	**Relation to the largest shareholder**	None
04	**Business transaction with SFG**	None
05	**Delinquency**	None
06	**Management of insolvent companies**	None
07	**Reasons for statutory disqualification**	None
08	**Term of Office**	1 year (March 2023 ~ March 2024)
09	**New Appointment**	Reappointment (Initial Appointment Date: March 25, 2021)
10	**If incumbent, prior year BOD meeting attendance rate**	100%
11	**Education**	Bachelor/Master of Business Administration, Seoul National University PhD in Business Administration, University of North Carolina
12	**Main Work Experience**	2018 - Current Professor Emeritus of Accounting, Seoul National University, Business School 2019 - Current Chair of Corporate Governance Advisory Board, Korea Listed Companies Association 2017 - 2022 Trustee, Board of Trustees, International Financial Reporting Standards (IFRS) Foundation

Reasons for recommendation

Kwak Su Keun was recommended as an Independent Director Nominees by a private equity fund that participates in management for the reason that it is expected that he will be able to responsibly perform his duties as independent director by representing the opinions of all shareholders fairly based on his expertise in accounting and management. He has been a professor in the Department of Accounting for a long time and has experience as an advisor to various academic societies and public institutions. Based on sufficient experience and knowledge accumulated in related fields, he presented effective opinions not only on accounting but also on finance and management in general to the BOD, and he had a strong sense of responsibility as an independent director, eliciting opinions from members and leading harmony.

In addition, for the past two years, he served as an independent director and contributed greatly to discussions on the group's finance and audit-related work. In particular, as the chairperson of the ESG Strategy Committee, he not only established detailed ESG strategic directions, but also actively participated in meetings with overseas investors to listen to the opinions of various stakeholders to induce rational decision-making by the management, contributing significantly to the sound management and development of the company.

He was judged to have faithfully acted as an independent director, devoting enough time and effort to prior review of key issues of the BOD and its committees, and also acting as a bridge between the company and investors. Therefore, his re-appointment was recommended based on the consensus of the independent directors and the Audit Committee Member Recommendation Committee.

Director Nominees



Key activities of the director nominee in 2022

Kwak Su Keun attended 14 out of 15 Audit Committee meetings held in 2022 and 1 out of 2 Subsidiary Management Committee meetings. In addition, he attended all the BOD meetings, including other committee meetings within the BOD, and in 2022 he devoted a total of 452 hours to reviewing agendas and attending meetings.

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Kwak Su Keun fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:
- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review whether to cancel long-term compensation for executives for whom the reason for PS redemption has occurred
- Review the BOD internal committee operation plan
- Review the Group's management strategy in line with macroeconomic outlook
- Review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment
- Discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Review the progress and follow-up of customer investment product issues
- Review the quarterly dividend size and direction
- Review and propose the impact of share buybacks and cancellations
- Discuss the impact of the war in Ukraine on the Group and review countermeasure
- Discuss and suggest the direction of ESG management
- Discuss the direction of the asset management strategy
- Review and suggest the direction of revising the Code of Ethics
- Review the adequacy of the self-normalization plan,
- Discuss ways to change the Group's operation of matrix businesses and suggest direction
- Review and propose future business strategies of Shinhan EZ General Insurance and Shinhan Asset Trust
- Review establishment of mid-term strategy and discuss direction
- Discuss the establishment of the management plan for 2023
- Review the direction of organizational reorganization in 2023
- Confirm the appropriateness of appointment of group management
- Deliberate CEO candidate recommendation process

In addition, he, as chairperson of the ESG Strategy Committee, shared the latest ESG trends and provided generous advice and suggestions to refine the ESG promotion strategy.

Director Nominees



Independent Director Nominee: Mr. **BAE Hoon**

01	**Date of Birth**	March 30, 1953
02	**Nominator**	Independent Director and Audit Committee Member Recommendation Committee
03	**Relation to the largest shareholder**	None
04	**Business transaction with SFG**	None
05	**Delinquency**	None
06	**Management of insolvent companies**	None
07	**Reasons for statutory disqualification**	None
08	**Term of Office**	1 year (March 2023 ~ March 2024)
09	**New Appointment**	Reappointment (Initial Appointment Date: March 25, 2021)
10	**If incumbent, prior year BOD meeting attendance rate**	100%
11	**Education**	MBA, Kobe University Graduate School B.A in Economics, Kyoto University
12	**Main Work Experience**	2003 - Current Representative Attorney, Orbis Legal Profession Corporation 2006 – 2012 Director, LAZAK (Lawyers Association of Zainichi Korea) 2002 – 2006 Co-representative Attorney, LAZAK

Reasons for recommendation

Bae Hoon is a Korean-Japanese lawyer specializing in providing legal advice to companies regarding Korea-Japan relations. He is also an assistant certified public accountant in Japan who has completed a master's degree in business administration, and is an expert in the legal, accounting, and global fields, providing legal advice in various fields such as corporate debt collection and rehabilitation. Based on his sufficient experience and knowledge in the fields of law and accounting, he presented professional opinions when the BOD made major management-related decisions, and faithfully performed duties of monitoring and supervising the management based on his expertise and independence.

He presented his opinions on legal issues and detailed provisions related to major management issues of Shinhan FG based on his reasonable judgment acquired while working as a lawyer. He contributed greatly to the management of Shinhan FG by presenting professional opinions on financial soundness and corporate social responsibility, such as providing examples of governance structures and financial policies of various foreign companies to the BOD.

He was evaluated as having performed his duties fairly as an independent director with an excellent sense of balance in everything and not favoring one side's interests. In addition, he was judged to have faithfully performed his duties as an independent director, including not only attending all BOD meetings and BOD sub-committee meetings, but also actively participating in face-to-face meetings, even when it was not easy to move between countries due to COVID-19. Therefore, his re-appointment was recommended based on the consensus of the independent director and the Audit Committee Member Recommendation Committee.

Director Nominees



Key activities of the director nominee in 2022

Bae Hoon attended all BOD meetings and BOD sub-committee meetings held in 2022, and a total of 428 hours was devoted to reviewing agendas and attending meetings

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Bae Hoon fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review whether to cancel long-term compensation for executives for whom the reason for PS redemption has occurred
- Review the BOD internal committee operation plan
- Review the Group's management strategy in line with macroeconomic outlook
- Review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment
- Discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Review the progress and follow-up of customer investment product issues
- Review the quarterly dividend size and direction
- Review and propose the impact of share buybacks and cancellations
- Discuss the impact of the war in Ukraine on the group and review countermeasure
- Discuss and suggest the direction of ESG management
- Discuss the direction of the asset management strategy
- Review and suggest the direction of revising the Code of Ethics
- Review the adequacy of the self-normalization plan,
- Discuss ways to change the group matrix operation and suggest direction
- Review and propose future business strategies of Shinhan EZ General Insurance and Shinhan Asset Trust
- Review establishment of mid-term strategy and discuss direction
- Discuss the establishment of the management plan for 2023
- Review the direction of organizational reorganization in 2023
- Confirm the appropriateness of appointment of group management
- Deliberate CEO candidate recommendation process

In addition, he, as chairperson of the ESG Strategy Committee, shared the latest ESG trends and provided generous advice and suggestions to refine the ESG promotion strategy.

Director Nominees



Independent Director Nominee: Mr. **SUNG Jaeho**

01	**Date of Birth**	March 18, 1960
02	**Nominator**	Independent Director and Audit Committee Member Recommendation Committee
03	**Relation to the largest shareholder**	None
04	**Business transaction with SFG**	None
05	**Delinquency**	None
06	**Management of insolvent companies**	None
07	**Reasons for statutory disqualification**	None
08	**Term of Office**	1 year (March 2023 to March 2024)
09	**New Appointment**	Reappointment (Initial Appointment Date: March 27, 2019)
10	**If incumbent, prior year BOD meeting attendance rate**	100%

11 Education

Ph.D. in Law, Sung Kyun Kwan University
Masters in Law, Sung Kyun Kwan University
Bachelor of Laws, Sung Kyun Kwan University

12 Main Work Experience

2009 - Current	Professor, Sung Kyun Kwan University School of Law
2016 - 2021	President, International Law Association (ILA) Korean Branch
2009 - 2010	President of Korea International Economic Law Association

Reasons for recommendation

Sung Jaeho is a legal expert with a career as a professor at Sung Kyun Kwan University. He served as a policy advisor of the Ministry of Unification in 2009 and the Ministry of Foreign Affairs and Trade in 2002. In addition, Mr. Sung served as an independent director at Shinhan Card (2015-2019) where his commitments and insights were widely acknowledged.

Based on his legal expertise and background, he maintained an objective perspective and greatly contributed to maintaining a sound and reasonable corporate governance system, and to the establishment of a transparent law-abiding business environment.

He has served as an effective legal advisor for the Company's business strategies, both large and small, as well as providing a legal advice on the establishment and revision of the company's overall major contractual matters and regulations. As a legal expert, he reviewed issues and presented logical views, contributing to the efficient operation of the Board of Directors.

In addition, with his experience as an independent director of Shinhan Card, a major subsidiary of the company, he has a deep understanding of the Group's vision, growth path, and corporate culture. He also actively participated in meetings with investors to promote the long-term development of the group and performed duties fairly for the benefit of all stakeholders, such as informing about the BOD's independent and active activities, ESG, and governance.

He was judged to have faithfully acted as an independent director, devoting enough time and effort to prior review of key issues of the BOD and its committees. Therefore, his re-appointment was recommended based on the consensus of the independent directors and the Audit Committee Member Recommendation Committee.

Director Nominees



Key activities of the director nominee in 2022

Sung Jaeho attended 14 out of 15 audit committee meetings held in 2022, attended all BOD meetings and BOD sub-committee meetings, and spent a total of 470 hours reviewing agendas and attending meetings. .

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Sung Jaeho fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:
- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review whether to cancel long-term compensation for executives for whom the reason for PS redemption has occurred
- Review the BOD internal committee operation plan
- Review the Group's management strategy in line with macroeconomic outlook
- Review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment
- Discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Review the progress and follow-up of customer investment product issues
- Review the quarterly dividend size and direction
- Review and propose the impact of share buybacks and cancellations
- Discuss the impact of the war in Ukraine on the group and review countermeasure
- Discuss and suggest the direction of ESG management
- Discuss the direction of the asset management strategy
- Review and suggest the direction of revising the Code of Ethics
- Review the adequacy of the self-normalization plan,
- Discuss ways to change the group matrix operation and suggest direction
- Review and propose future business strategies of Shinhan EZ General Insurance and Shinhan Asset Trust
- Review establishment of mid-term strategy and discuss direction
- Discuss the establishment of the management plan for 2023
- Review the direction of organizational reorganization in 2023
- Confirm the appropriateness of appointment of group management
- Deliberate CEO candidate recommendation process

In addition, Director Sung Jae-ho, as a legal expert, responsibly reviewed the agenda of the BOD meetings and BOD sub-committee meetings and issues such as workshops and meetings in advance to see if there were any legal issues. Meanwhile, as the chairman of the CEO Candidate Recommendation Committee, he is actively involved in activities to improve the stability of Shinhan FG's management and governance structure, such as faithfully operating the important procedure of recommending CEO candidates by coordinating the opinions of the committee members and eliciting various discussions.

Director Nominees



Independent Director Nominee: Mr. **LEE Yong Guk**

01 Date of Birth May 11, 1964

02 Nominator Independent Director and Audit Committee Member Recommendation Committee

03 Relation to the largest shareholder None

04 Business transaction with SFG None

05 Delinquency None

06 Management of insolvent companies None

07 Reasons for statutory disqualification None

08 Term of Office 1 year (March 2023 ~ March 2024)

09 New Appointment Reappointment (Initial Appointment Date: March 25, 2021)

10 If incumbent, prior year BOD meeting attendance rate 100%

11 Education J.D., Harvard University Law School Public and International Affairs, B.A. Princeton University

12 Main Work Experience

2020 – Current	Clinical Professor, Seoul National University, School of Law
1992 – 2019	Attorney, Cleary Gottlieb Steen & Hamilton LLP.
2014 – 2019	Director, Foreign Law Firm Association

Reasons for recommendation

LEE Yong Guk was recommended as an Independent Director Nominees by a private equity fund that participates in management for the reason that it is expected that he will be able to responsibly perform his duties as independent director by representing the opinions of all shareholders fairly based on his expertise in accounting and management. He presented his opinion based on reasonable and accurate judgment at the BOD based on sufficient experience and knowledge in related fields accumulated while serving as a lawyer at a large global law firm for a long time. In addition, he contributed to sound management by actively listening to the opinions of various stakeholders and prudently approaching the discussion agenda to maintain fairness and objectivity.

In particular, in relation to the Russia-Ukraine war last year, when major subsidiaries requested an inspection of the risk management status and investment cost of customer assets, he presented insightful opinions for sound management on the expansion of risk-weighted assets in relation to the Group's financial orientation, including group risk management. In addition, he was judged to have acted responsibly as an independent director by attending all BOD meetings and BOD sub-committee meetings, actively participating in overall education, and faithfully conducting preliminary reviews on agendas. Therefore, his re-appointment was recommended based on the consensus of the independent directors and the Audit Committee Member Recommendation Committee.

Director Nominees



Key activities of the director nominee in 2022

LEE Yong Guk attended all BOD meetings and BOD sub-committee meetings held in 2022, and spent a total of 425 hours reviewing agendas and attending meetings.

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, LEE Yong Guk fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review whether to cancel long-term compensation for executives for whom the reason for PS redemption has occurred
- Review the BOD internal committee operation plan
- Review the Group's management strategy in line with macroeconomic outlook
- Review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment
- Discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Review the progress and follow-up of customer investment product issues
- Review the quarterly dividend size and direction
- Review and propose the impact of share buybacks and cancellations
- Discuss the impact of the war in Ukraine on the group and review countermeasure
- Discuss and suggest the direction of ESG management
- Discuss the direction of the asset management strategy
- Review and suggest the direction of revising the Code of Ethics
- Review the adequacy of the self-normalization plan,
- Discuss ways to change the group matrix operation and suggest direction
- Review and propose future business strategies of Shinhan EZ General Insurance and Shinhan Asset Trust
- Review establishment of mid-term strategy and discuss direction
- Discuss the establishment of the management plan for 2023
- Review the direction of organizational reorganization in 2023
- Confirm the appropriateness of appointment of group management
- Deliberate CEO candidate recommendation process

Also, he actively performed his role as an independent director, providing various advice based on the cases of global companies on major discussion agendas based on his expertise as a lawyer accumulated over a long period of time as a legal advisor in the field of international and corporate finance at a large global law firm.

Director Nominees



Independent Director Nominee: Mr. **LEE Yoon-jae**

01	**Date of Birth**	November 3, 1950
02	**Nominator**	Independent Director and Audit Committee Member Recommendation Committee
03	**Relation to the largest shareholder**	None
04	**Business transaction with SFG**	None
05	**Delinquency**	None
06	**Management of insolvent companies**	None
07	**Reasons for statutory disqualification**	None
08	**Term of Office**	1 year (March 2023 ~ March 2024)
09	**New Appointment**	Reappointment (Initial Appointment Date: March 27, 2019)
10	**If incumbent, prior year BOD meeting attendance rate**	100%
11	**Education**	AMP, Harvard Business School MBA, Stanford Graduate School of Business Bachelor of Laws, Seoul National University
12	**Main Work Experience**	2001 - 2010 Chief Executive Officer, KorEI 1998 - 1999 Secretary of Chief Economist, Presidential office of Republic of Korea 1996 - 1998 Secretary of General, Economic Planning Board

Reasons for recommendation

Lee Yoon-jae has served on the boards of many renowned Korean enterprises, such as CJ Freshway, Busan Bank, LG, KT&G, Samsung Fire & Marine Insurance and S-Oil. Going further back, he has a long career as working for government institutions related to finance. Through his directorships across various industries such as banking, insurance, and energy, as well as his profession working for the government, he acquired profound understanding of Korean economy, regulatory evolvement, and business environment across various industrial sectors.

Based on his balanced professional experience working in both the public and private sectors, Mr. Lee contributed to the development of the Group by presenting non-biased opinions and a wide spectrum of ideas and insights. He has also demonstrated the highest level of ethical awareness, balanced conflicting opinions within the BOD and presented a clear philosophy and vision as the chairperson of the BOD. During this term, he emphasized the social role of finance and encouraged open communication between directors so that the BOD could operate more efficiently.

Considering his performance during his term, the Board believes that his leadership, work ethics, and profound knowledge in both banking and non-banking sectors have benefited the Group greatly. The committee nominates and recommends Mr. Lee as an independent director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Director Nominees



Key activities of the director nominee in 2022

Lee Yoon-jae attended all BOD meetings and BOD sub-committee meetings held in 2022, and spent a total of 409 hours reviewing agendas and attending meetings.

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Lee Yoon-jae fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review whether to cancel long-term compensation for executives for whom the reason for PS redemption has occurred
- Review the BOD internal committee operation plan
- Review the Group's management strategy in line with macroeconomic outlook
- Review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment
- Discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Review the progress and follow-up of customer investment product issues
- Review the quarterly dividend size and direction
- Review and propose the impact of share buybacks and cancellations
- Discuss the impact of the war in Ukraine on the group and review countermeasure
- Discuss and suggest the direction of ESG management
- Discuss the direction of the asset management strategy
- Review and suggest the direction of revising the Code of Ethics
- Review the adequacy of the self-normalization plan,
- Discuss ways to change the group matrix operation and suggest direction
- Review and propose future business strategies of Shinhan EZ General Insurance and Shinhan Asset Trust
- Review establishment of mid-term strategy and discuss direction
- Discuss the establishment of the management plan for 2023
- Review the direction of organizational reorganization in 2023
- Confirm the appropriateness of appointment of group management
- Deliberate CEO candidate recommendation process

In addition, as the chairperson of the BOD, he synthesized and coordinated the views of various directors so that the BOD could come to the best conclusion through rich discussions. He devoted himself to his responsibilities as the Chairman of the BOD such as actively participating in interviews with KCGS and meetings with the chairman of the board of directors of the financial authorities, expressing opinions on behalf of the BOD, etc.

Director Nominees



Independent Director Nominee: Mr. **JIN Hyun-duk**

01 Date of Birth September 10, 1955

02 Nominator Independent Director and Audit Committee Member Recommendation Committee

03 Relation to the largest shareholder None

04 Business transaction with SFG None

05 Delinquency None

06 Management of insolvent companies None

07 Reasons for statutory disqualification None

08 Term of Office 1 year (March 2023 ~ March 2024)

09 New Appointment Reappointment (Initial Appointment Date: March 25, 2021)

10 If incumbent, prior year BOD meeting attendance rate 93%

11 Education MBA, Keio Business School

12 Main Work Experience
1988 – Current CEO, PHOEDRA Co., Ltd.
2014 – Current Visiting Professor, Faculty of Business Administration, Sakushin Gakuin University, Japan
2014 – Current Visiting Professor, Graduate School of Engineering, Utsunomiya University, Japan
2017 – Current Councilor, The Korea Educational Foundation

Reasons for recommendation

Jin Hyun-duk is a successful entrepreneur in Japan and has more than 30 years' experience in retail, F&B, and leisure projects. This includes the CEO role of PHOEDRA. He was previously a professor at two different universities where he taught business administration and engineering, demonstrating his depth of knowledge in the field. During his term, the Board benefited from his strong leadership, proven integrity and sound judgement. Based on his experience as a professor of business administration, he has shared with the Board the latest management best practices of global corporates in relation to the Group's major agendas.

Mr. Jin, in particular, emphasized the role of future-oriented finance that breaks the limits and boundaries of the existing financial industry, therefore promoting sustainable management based on a solid corporate management philosophy rather than being immersed in short-term profits and goals. As a supporter of providing bold support to achieve new and challenging business ideas, he also contributed to the strategic decision-making of the Board.

Mr. Jin has demonstrated strong sense of vocation, especially for enhancing individual and corporate social re¬sponsibility. Accordingly, he has performed his duties fairly and objectively for the common benefit of various stakeholders, and not of specific interest groups.

Director Nominees



Key activities of the director nominee in 2022

Jin Hyun-duk attended 14 out of 15 BOD meetings held in 2022, attended all BOD sub-committee meetings, and spent a total of 322 hours reviewing agendas and attending meetings. .

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Jin Hyun-duk fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review whether to cancel long-term compensation for executives for whom the reason for PS redemption has occurred
- Review the BOD internal committee operation plan
- Review the Group's management strategy in line with macroeconomic outlook
- Review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment
- Discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Review the progress and follow-up of customer investment product issues
- Review the quarterly dividend size and direction
- Review and propose the impact of share buybacks and cancellations
- Discuss the impact of the war in Ukraine on the group and review countermeasure
- Discuss and suggest the direction of ESG management
- Discuss the direction of the asset management strategy
- Review and suggest the direction of revising the Code of Ethics
- Review the adequacy of the self-normalization plan,
- Discuss ways to change the group matrix operation and suggest direction
- Review and propose future business strategies of Shinhan EZ General Insurance and Shinhan Asset Trust
- Review establishment of mid-term strategy and discuss direction
- Discuss the establishment of the management plan for 2023
- Review the direction of organizational reorganization in 2023
- Confirm the appropriateness of appointment of group management
- Deliberate CEO candidate recommendation process

Director Nominees



Independent Director Nominee: Mr. **CHOI Jae Boong**

01 Date of Birth	February 18, 1965
02 Nominator	Independent Director and Audit Committee Member Recommendation Committee
03 Relation to the largest shareholder	None
04 Business transaction with SFG	None
05 Delinquency	None
06 Management of insolvent companies	None
07 Reasons for statutory disqualification	None
08 Term of Office	1 year (March 2023 ~ March 2024)
09 New Appointment	Reappointment (Initial Appointment Date: March 25, 2021)
10 If incumbent, prior year BOD meeting attendance rate	100%
11 Education	PhD in Mechanical Engineering, University of Waterloo, Canada

12 Main Work Experience

2023 – Current	Vice President of Natural Science Campus and Director of Industry-University Cooperation Foundation of Sung Kyun Kwan University
2009 – Current	Professor, School of Mechanical Engineering, Sung Kyun Kwan University
2019 – Current	Financial DT academy advisory committee member of the Korea Institute of Finance
2019 – 2020	Vice President of the Korean Nuclear Society

Reasons for recommendation

CHOI Jae Boong was recommended as an Independent Director Nominees by a private equity fund that participates in management for the reason that it is expected that he will be able to responsibly perform his duties as independent director by representing the opinions of all shareholders fairly based on his expertise in accounting and management.

As a professor in the field of engineering and the highest authority in the digital field in Korea, he has sufficient experience and knowledge in information technology-related fields such as actively participating in ICT-related industry-academia cooperation activities and government-led innovation projects, etc. Based on such experience and knowledge, he effectively performed his role as an effective management advisor by presenting the digital strategic direction and vision for Shinhan FG to move forward in the rapidly changing IT environment.

In particular, he has a wealth of insights related to digital transformation, metaverse ecosystem, and MZ generation trends. Based on such insight, he sought a strategy with the management to expand daily contact points between Shinhan FG and financial consumers. In addition, he contributed greatly to innovative management by presenting the importance of data-based risk management at the BOD meeting. In addition, he was evaluated to have faithfully acted as an independent director by attending all BOD meetings and BOD sub-committee meetings as well as sufficiently reviewing agendas in advance. Therefore, his re-appointment was recommended based on the consensus of the independent directors and the Audit Committee Member Recommendation Committee.

Director Nominees



Key activities of the director nominee in 2022

CHOI Jae Boong attended all BOD meetings and BOD sub-committee meetings held in 2022, and a total of 419 hours was devoted to reviewing agendas and attending meetings

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, CHOI Jae Boong fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review whether to cancel long-term compensation for executives for whom the reason for PS redemption has occurred
- Review the BOD internal committee operation plan
- Review the Group's management strategy in line with macroeconomic outlook
- Review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment
- Discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Review the progress and follow-up of customer investment product issues
- Review the quarterly dividend size and direction
- Review and propose the impact of share buybacks and cancellations
- Discuss the impact of the war in Ukraine on the group and review countermeasure
- Discuss and suggest the direction of ESG management
- Discuss the direction of the asset management strategy
- Review and suggest the direction of revising the Code of Ethics
- Review the adequacy of the self-normalization plan,
- Discuss ways to change the group matrix operation and suggest direction
- Review and propose future business strategies of Shinhan EZ General Insurance and Shinhan Asset Trust
- Review establishment of mid-term strategy and discuss direction
- Discuss the establishment of the management plan for 2023
- Review the direction of organizational reorganization in 2023
- Confirm the appropriateness of appointment of group management
- Deliberate CEO candidate recommendation process

Matters related to CEO succession

1. Group CEO Nomination Process

The CEO Recommendation Committee, a committee within the board of directors, is responsible for establishing management succession plan for the group CEO and chairman, selecting candidates for group chairman, verifying whether qualifications are met, and recommending candidates for group chairmanship. For stable management succession according to the group management succession plan, the committee must initiate the management succession process and complete the nomination of candidates for the group president two months prior to the expiration of the term of office for the CEO.

As Shinhan Financial Group Chairman Cho Yong-byoung's term of office expired in March of 2023, the CEO Recommendation Committee initiated the management succession process in November of 2022, and through a total of four meetings, candidates were selected for the chairmanship was comprehensively reviewed and the final candidates were recommended to the board of directors on December 8, 2022.

The process of reviewing and recommending candidates for the group chairman was carried out through a fair and transparent process in accordance with the group management succession plan while the independence of the committee was guaranteed. When selecting candidates, the committee reviewed a wide range of candidates, including those fostered within the group and external experts. Candidates were recommended, and deliberation was conducted based on the same criteria as internal candidates in the group.

In the process of selecting and reviewing candidates and narrowing down the candidates, the CEO Recommendation Committee set the CEO qualifications stipulated in Article 9 of the CEO Recommendation Committee regulations, morality, ability to realize Shinhan values, business expertise, and organizational management competency as major deliberation criteria. In addition, in order to solidify the status of a first-class financial group and drive organizational development and performance creation in a rapidly changing business environment, desire for the leadership that can accumulate and integrate internal and external energy and potential, and additionally verified whether candidate has the capacity to respond flexibly to the future.

The final meeting of the committee for deliberation and voting on the final candidate recommendation was held in the form of an expanded committee with the participation of all 7 members of the CEO Recommendation Committee, Chair Sung Jaeho, Kwak Su Keun, Bae Hoon, Lee Yong Guk, Lee Yoon-jae, Jin Hyun-duk, and Choi Jae Boong, as well as all outside directors. Chairman Cho Yong-byeong announced his intention to resign during the candidate interview process during the final meeting, and the committee recommended Candidate Jin Ok-dong to the board of directors with the approval of a majority of the current members through a vote.

At the Board of Directors, Candidate Jin Ok-Dong, recommended by the Committee, was selected as the representative director candidate after deliberation and resolution on the adequacy of the candidate will be appointed.

[Reference] CEO Nomination Process and Key Discussion Points within CEO Recommendation Committee and BOD

	Key Discussion Points	Attending Independent Directors
First meeting of the CEO Recommendation Committee (November 11, 2022)	- Initiation of succession process - Determination of the overall schedule of the CEO Recommendation Committee, candidate selection process, and review criteria	- Members of the CEO Recommendation Committee (seven members) Sung Jaeho (Chairman) Kwak Su Keun, Bae Hoon, Lee Yong-guk, Lee Yoon-jae, and Jin Hyun-duk, Choi Jae Boong
Second meeting of the CEO Recommendation Committee (November 22, 2022)	- Review and confirm candidate long list	
Third meeting of the CEO Recommendation Committee (November 27, 2022)	- Review and confirm candidate short list	
Fourth Meeting of the CEO Recommendation Committee/ BOD meeting (December 8, 2022)	- Individual interviews with shortlisted candidates - Review third-party advisory firm on candidate' reputation screening, etc. - Final Candidate Recommendation Deliberation - [Board] Confirmation of the final CEO candidate	- All independent directors (12)*

* Pursuant to the CEO Recommendation Committee Regulations, all independent directors shall be at attendance at the final meeting of CEO Recommendation Committee to nominate a CEO candidate

Matters related to CEO succession (continued)

2. CEO Recommendation Committee's Assessment of the New CEO Nominee

The CEO nominee, Jin Ok-dong, is a long-time trained leader with proven records and experience. He has been included in the CEO candidate pool under the CEO succession plan past four years since 2019, and has been developing his capabilities through a systematic leadership training program in accordance with the Group CEO Succession Plan. His management capabilities and leadership were verified during his term as the Shinhan Bank CEO.

The CEO Recommendation Committee highly praised Jin for his excellent work expertise accumulated while serving as the CEO of SBJ, Deputy President of Shinhan FG, and CEO of Shinhan Bank, as well as his high moral and work ethics, broad understanding of Shinhan culture, and outstanding performance as CEO. His firm business philosophy and vision for a sustainable development of the Company centered on stakeholders, including shareholders, employees, and society, was also well received by the Committee. In addition, Jin has promptly responded to the investment products issue by compensating customers and actively reinforcing the Bank's internal control and the overall product governance. He has also demonstrated excellent and flexible risk management capabilities even in the midst of the COVID-19 crisis. The Committee recognized Jin's ability to respond to changes in the financial sector, including his continuous promotion of digital innovation.

With proven management ability, he was evaluated as the right person to lead the future of Shinhan FG from a long-term perspective.

Matters related to CEO succession (continued)

3. Qualifications of the New CEO Nominee, Jin Ok-dong

After joining Shinhan Bank in 1986, CEO nominee Jin Ok-dong held key positions within the Group such as CEO of SBJ Bank, Shinhan Bank's subsidiary in Japan, in 2015 and Deputy President of Shinhan FG in 2017. Most recently, he served as the CEO of Shinhan Bank from March 2019 to December 2022. The Board believes Jin is the right person for the CEO candidacy given that he has been fostered and verified over a long time under Shinhan FG's systematic CEO succession plan.

(1) [Shareholder] Enhancement of shareholder value through outstanding business performance

CEO Nominee, Jin Ok-dong contributed greatly to Shinhan FG's efforts to enhance shareholder value by achieving robust financial performance. After taking office in 2019, Shinhan Bank realized a net income growth of +33.6% as of the end of 2022 compared to before Jin took office. Despite the uncertainties posed by the pandemic, the Bank achieved high net income growth through stable growth in operating income and efficient cost management.

In addition, he contributed to achieving more than 12.2% of the Group's net income from overseas businesses by promoting new ways of global expansion, including going in partnerships with and making investments in global digital companies such as Vietnam's Tiki. Since taking office, Shinhan Bank's overseas net income grew by +68.7% as of the end of 2022.

Despite facing challenges in an increasingly competitive environment, particularly with the emergence of digital competitors like big tech, he has demonstrated a proven track record of building various digital financial services that provide customers with a new, convenient, and secure financial experience. He has even entered into entirely new digital businesses that were once unimaginable in the traditional banking sector. These initiatives include launching the customer-friendly high-speed financial platform the New SOL, collaborating with digital companies to explore new business opportunities, and developing the food delivery app, DDangyo.

These achievements proved that he is the right person as Shinhan FG's CEO, possessing both sound judgement and the drive necessary to succeed in managing the Group's diverse business portfolio.

(2) [Customer] Supporting customers through prompt response to investment products issue

Jin has always emphasized the importance of customer protection since his appointment as CEO of Shinhan Bank. In his inaugural address in March 2019,he articulated a commitment to protecting financial consumers and reviewing the Bank's strategies, initiatives, and products from the customer's point of view. The Lime Fund Incident occurred dur ing a per iod in which Shinhan Bank was actively implementing this management philosophy by changing the employee KPI system and sales culture.

As soon as negative rumors about Lime Asset Management began circulating only three months after taking office, Jin ordered an internal investigation into the status of the Lime Funds in June 2019. The investigation found that there were no issues with the Lime Funds sold by Shinhan Bank, which were structured with customer protection mechanisms not found in Lime Funds sold by other banks. Nevertheless, in August 2019, Jin ordered the immediate suspension of sales as soon as the Financial Supervisory Service began its investigation into Lime Asset Management.

As customer damage began to occur due to the suspension of Lime Fund redemptions in October 2019, Jin took active steps to resolve the situation. He strengthened the internal control system, restructured the KPI system (in January 2020), and provided preemptive compensations for customer losses (in June 2020) in order to restore customer trust. Meanwhile, he implemented organizational overhaul to strengthen product governance. For instance, an independent Consumer Protection Group was established to improve work processes to enhance customer value. Moreover, he contributed greatly to establishing customer-centric employee KPI system.

(3) [Society] Contributing to balanced social development through ESG

The CEO nominee holds a clear philosophy of stakeholder-centered sustainability management (ESG), guided by three principles: customer-oriented management and protection of financial consumers; enhancement of shareholder value through long-term growth and shareholder return; and expansion of positive impact as a responsible corporate citizen. He is committed to fulfilling this role as a financial institution to promote balanced development and growth of society. He has played a key role in sustainability management. Under his leadership, Shinhan Bank has generated the industry's most stable annual earnings, resulting in increased shareholder returns. In addition, his leadership has enabled the finance sector to play a role in providing a social safety net for the underprivileged through various supporting activities.

Matters related to CEO succession (continued)

4. CEO Nomination Process

(1) Overview of the CEO succession plan

Shinhan FG became the first domestic financial group to establish a CEO succession plan in May 2012. Since the implementation of the Corporate Governance Code for Financial Companies in 2014 and the enactment of the Act on Corporate Governance of Financial Companies in 2015, the plan has undergone further refinement. The company has continued to enhance the succession plan to align with the increasing social demand for greater stability and transparency in the governance of financial companies.

(2) Operational Direction of the CEO Succession Plan

The Company is establishing and operating the CEO succession plan under three directions.

① Secure stability and continuity of the Group's management: The plan aims to ensure business continuity through stable management succession, and prepare for the Group's future from a mid- to long-term perspective.

② Appoint a CEO with the necessary qualifications: The plan stipulates that the CEO should possess insight into the financial industry and be able to achieve the Group's vision and strategic goals. The plan outlines the necessary qualifications, including high ethical standards, the ability to embody Shinhan values, proficiency in relevant professional expertise, and exceptional organizational management competency.

③ Nurture talent from a long-term perspective: The Company focuses on systematically fostering and managing talent across all business entities within the Group to secure a strong pipeline of excellent talent. This is closely aligned with the CEO succession plan's objectives, and ensures a stable and capable leadership for the Group's long-term success.

3) Composition of the CEO Succession Plan

The CEO succession plan consists of two main components: the Management of the Pool of CEO Candidates, which is a year-round program, and the Succession Plan, a process that takes place when the current CEO's term is nearing its end.

① Management of the Pool of CEO Candidates: The CEO Recommendation Committee selects candidates for the CEO candidate pool on a yearly basis and provides regular competency development training. The results of the development programs, as well as the candidate's leadership evaluations, are recorded and taken into account during the succession process.

② Succession Plan: The CEO Recommendation Committee initiates the succession process when the current CEO's term is approaching its end and completes the candidate recommendation at least two months before the term expires. The candidate pool includes the internal fostering candidate group and external and retired candidate group. The candidate selection criteria are determined to reflect the business environment and the Group's strategic direction. Through in-depth deliberation, the Committee decides and recommends the final CEO candidate, who is then appointed after the AGM and a Board resolution.

③ Contingency Succession Plan: To maintain a sound governance structure in any unforeseeable crisis, Shinhan FG has adopted a Contingency Succession Plan for the CEO succession process. In the event that the CEO is unable to execute his/her duties due to unexpected circumstances, an acting CEO is appointed by the Board's resolution, and the CEO Recommendation Committee decides on the next steps for the succession process and recommends a candidate for the next CEO of the Company. The recommended CEO candidate is appointed as a director through an AGM resolution and then appointed as the CEO through a following Board resolution.

Shinhan FG's CEO Succession Plan


1
Training of CEO candidates
(Year-round training)
2
Succession Plan
(At the time of succession)
3
Contingency Succession Plan
(For contingency events)

Board Composition

1. Board Composition

The Board consists of three (3) to fifteen (15) directors in accordance with Article 36 of the Company's Articles of Incorporation and Article 5 of the Board of Directors' Regulation. The reason for defining the minimum number of three (3) directors reflects Article 383 Clause 1 of the Commercial Act and lim¬iting it to maximum of fifteen (15) directors is for the efficiency of the decision-making process.

The Board, as the highest decision-making body of the Company, oversees the management and the stewardship of subsidiaries in each financial sector and main¬tains sufficient size within the scope prescribed by the regulations to strengthen its professional decision making. Since the founding date of September 2001, the Board has maintained at least 12 and a maximum of 15 directors, With independent directors consisting of at least 8 members, commanding a majority.

As of the end of 2022, the Board consists of 14 directors (1 executive, 1 non-executive, and 12 independent directors), and the proportion of independent directors among the Board is 86%.

* With the resignation of independent director Byeon Yang-ho in January 2023, a total of 13 directors as of the end of February 2023.

2. Qualification Requirement for the Board

The Board stipulates qualifications of directors in compliance with both external and internal regulations, and directors must meet all the qualifications thereafter through their tenure.

(1) Qualification Requirements Pursuant to External Regulations

1) Act on Corporate Governance of Financial Companies
a) Article 5 Clause 1 (Qualification Requirements for Executives)
b) Article 6 Clause 1 (Qualification Requirements for Independent Directors)
2) Enforcement Decree of the Act on Corporate Governance of Financial Companies
a) Article 7 (Qualification Requirements for Executives)
b) Article 8 (Qualification Requirements for Independent Directors)
3) Commercial Act
a) Article 382 Clause 3 (Appointment of Directors, Relationship with the Company, and Independent Directors)
b) Article 542.8 Clause 2 (Appointment of Outside Directors)

(2) Qualification Requirements Pursuant to Internal Regulations

① Executive director (CEO)
CEO, the executive director, must be under 67 years of age at the time of appointment.
Should the CEO over 67 years of age be reappointed, the term of office must not exceed 70 years of age. (Article 7 of the Internal Code of CEO Recommendation Committee)
The candidate for CEO who shares the Company's vision with morality, drives to promote Shinhan values with business expertise and organizational management capabilities, and strives for public interest and sound management shall be recommended. (Article 9 Clause 2 of the Internal Code of CEO Recommendation Committee)

② Non-executive director
Should the candidate for non-executive director accept any loan transactions from the Company or any subsidiary of the Company, the credit review committee of the subsidiaries and others is required to verify the appropriateness thereof. Non-executive directors who do not concurrently serve as full-time employees of the Company are required to meet the qualifications equivalent to those of independent directors. Only under strict delibera¬tion of the Board, candidates who are recommended by those who hold equity relationship through partnership or inter-shareholder agreement shall be appointed. (Article 10 Clause 3 of the Board Management Committee Regulation)

※ To strengthen the recommendation process of candidates for non-executive directors, the articles of incorporation and bylaws were amended on March 25, 2021. Thereby the Board Steering Committee was abolished, and the authority was transferred to the Board.

③ Independent director
Both positive and negative requirements are reflected in the articles of incorporation and Internal Code of Corporate Governance:
(Negative requirements) The director must not be an independent director of any other company except for subsidiaries of the Company; and,
(Positive requirements) The director shall have profound expertise, fairness with ethical and fiduciary responsibility.

Board Composition (continued)

3. Board Independence

Pursuant to Article 6 (Qualification Requirements for Independent Directors) of the Act on Corporate Governance of Financial Companies and Article 8 (Qualification Requirements for Independent Directors) of the Enforcement Decree of the same Act, the Company appoints independent directors who meet board independence criteria. The Company has also stipulated its own Guidelines for Board Independence.

(1) Mandatory appointment of the Chair of the Board amongst independent directors

To enhance board independence and to strengthen sound checks on management, apart from the laws and regulations, the Chair of the Board has been appointed among independent directors since March 2010. Lee Yoon-jae, an independent director, holds the post as of December 31, 2022.

(2) Reinforcement of the Board independence in relation with governance management

To strengthen the independence of recommendation for directors and audit committee candidates, Independent Director and Audit Committee Member Recommendation Committee consists only of independent directors. As of December 31, 2022, the Committes comprise 5 members of independent directors: the Chair Choi Jae Boong, Kim Jo Seol, Park Ansoon, Yoon Jaewon, and Huh Yong-hak.

(3) Distribution of authority to recommend executive candidates

Regarding the recommendation of executive candidates, the Company runs CEO Recommendation Committee, Independent Director and Audit Com¬mittee Member Recommendation Committee, and Subsidiary Management Committee. The Company also seeks to avoid any overlap in the members of these committees to prevent concentration of the power to recommend executive candidates to specific few.

4. Board Diversity and Expertise

The Internal Code of Corporate Governance of the Company specifies the “Principle of Diversity” in the composition of the Board. These principles are to prevent the Board from advocating specific interests, thereby realizing diversity and expertise of corporate governance.

In its actual operations, the Board consists of members with diverse expertise and such composition prevents specific backgrounds or job categories being over-represented. The composition of the Board covers 6 areas (finance, business management, economics, legal, accounting and technology) mentioned in the Act on Corporate Governance of Financial Companies. In connection with the Company’s business strategy, the Board additionally appoints an inde-pendent director with expertise in global business.

Considering financial holding companies’ characteristics, which cover all sectors of the financial industry, the Company endeavors to elect independent directors with expertise across multiple areas.

The fifth Independent Director Candidate Recommendation Committee held on August 23, 2019, stipulated that the number of independent directors and their specialized fields be determined through board deliberation for a transparent and independent governance structure. Independent Director Recommen¬dation Committee prescribed every independent director be recommended from the regularly managed candidate list(Long List), and the Board composition be diversified in nationality, gender, age, experience, background, and in harmony with incumbent directors. It also emphasized on conformance with the values of Shinhan FG in terms of selecting of a candidate who contributes to corporate growth by sharing the Company’s vision and culture, and appliance of strategic effectiveness to secure competitive edge amid paradigm shifts across various fields.

The Board involves two female director, Kim Jo Seol, Yoon Jaewon, and we are dedicated to increasing female representation over the years to operate the Board based on diversified perspectives. Currently, we are maintaining a proportion of director candidate pool with female candidates by at least 20%. As of the end of 2022, the female representation in our pool of candidates is 35.7% (50 females among 140 candidates).

Board Composition (after the 22nd Annual General Meeting of Shareholders)

NO.	Director	Independence	Gender	Key Expertise	Director since	Standing for (Re)election (March 2023)	Term Expires in
1	Jin Ok-dong	Executive	M	Finance, Business Mgt., Int'l Business	March 2023	-	March 2026
2	Lee Yoon-jae	Independent	M	Economics, Finance, Business Mgt.	March 2019	●	March 2024
3	Kwak Su Keun	Independent	M	Accounting, Business Mgt.	March 2021	●	March 2024
4	Kim Jo Seol	Independent	F	Economics, Int'l Business, ESG	March 2022	-	March 2024
5	Bae Hoon	Independent	M	Legal, Accounting, Business Mgt.,Int'l Business	March 2021	●	March 2024
6	Sung Jaeho	Independent	M	Legal, Int'l Business	March 2019	●	March 2024
7	Yoon Jaewon	Independent	F	Accounting, Business Mgt.	March 2020	●	March 2024
8	Lee Yong Guk	Independent	M	Legal, Int'l Business	March 2021	●	March 2024
9	Jin Hyun-duk	Independent	M	Business Mgt., Int'l Business	March 2020	●	March 2024
10	Choi Jae Boong	Independent	M	Tech., Digital	March 2021	●	March 2024
11	Jung Sang Hyuk	Non-executive	M	Finance, Business Mgt.	March 2023	-	March 2025

Board Skills Matrix (after the 22nd Annual General Meeting of Shareholders)

Director	Birth month	Main Key Expertise and Work Experience						
		Finance	Economics	Accounting	Business Mgt.	Tech., Digital	Int'l Business	Legal
Jin Ok-dong	February 1961	●			●		●	
Lee Yoon-jae	November 1950	●	●		●			
Kwak Su Keun	August 1953			●	●			
Kim Jo Seol	December 1957		●				●	
Bae Hoon	March 1953			●	●		●	●
Sung Jaeho	March 1960						●	●
Yoon Jaewon	August 1970			●	●			
Lee Yong Guk	May 1964						●	●
Jin Hyun-duk	September 1955				●		●	
Choi Jae Boong	February 1965					●		
Jung Sang Hyuk	November 1964	●			●			

Board Sub-Committee Structure

1. Establishment of Sub-committees

The Company has established sub-committees under the Board to enhance efficiency and expertise and to distribute authority to recommend executive candidates.

As of end of FY2022, the Board consists of seven sub-committees: the CEO Recommendation Committee, Risk Management Committee, Remunera¬tion Committee, Audit Committee, Independent Director and Audit Committee Member Recommendation Committee, ESG Strategy Committee, and Subsidiary Management Committee. Among which CEO Recommendation Committee, Risk Management Committee, Remuneration Committee, Audit Committee, Independent Director and Audit Committee Member Recommendation Committee are mandated by relevant regulations such as the Financial Companies Governance Act, whereas ESG Strategy Committee and Subsidiary Management Committee were voluntarily established by the Board to rein¬force expertise, independence, and efficiency.

The composition of Board Sub-committees is also operated mainly by independent directors. Independent directors make up the majority of All committees except for Subsidiary Management Committee, and all are chaired by independent directors.

2. Dispersion of Authority to Recommend Candidates for Executives

The Company operates several recommendation committees for executive candidates, including the CEO Recommendation Committee, Independent Director and Audit Committee Member Recommendation Committee, and Subsidiary Management Committee. While the Company already had subdivided the recommendation authority, and have been operating subcommittees prior to the enactment of the Act, the Act on Corporate Governance of Financial Companies, which took effect on August 1, 2016, mandates the establishment of recommendation committees for independent directors, CEO, representative executives, and Audit Committee members.

On March 25, 2021, the Company made amendments to its Articles of Incorporation and internal policies to enhance its director candidate recommendation process. This involved integrating the Independent Director Recommendation Committee and the Audit Committee Member Recommendation Committee into Independent Director and Audit Committee Member Recommendation Committee, which enabled a clearer definition of the recommendation authority. Additionally, the Board Steering Committee was abolished, and its authority was transferred to the Board itself to further strengthen the recommendation process for non-executive directors.
To ensure independence and transparency in the recommendation of CEO candidates for subsidiaries, the Subsidiary Management Committee was incorporated into the Board and is currently operational.

The Company also aims to prevent concentration of power in the recommendation of executive candidates by assigning independent directors in different committees while avoiding overlaps.

Board Sub-Committee Structure (as of end of Dec. 2022)



BOD Sub-Committees

BOD Sub-Committees	Main Roles and Responsibilities
CEO Recommendation Committee **Sung Jaeho (Chair)** Byeon Yang-ho, Lee Yoon-jae, Jin Hyun-duk, Choi Kyong-rok, Huh Yong-hak	- CEO candidate recommendations - establishing and reviewing management succession plan and its operation
Risk management Committee **Byeon Yang-ho (Chair)** Lee Yong Guk, Choi Jae Boong, Huh Yong-hak	- oversee comprehensive risk management - monitor overall risk exposure and review risk policies and risk limits - review risk-based capital allocations
Remuneration Committee **Lee Yong Guk (Chair)** Bae Hoon, Byeon Yang-ho, Sung Jaeho	- review and approve the management's evaluation and compensation programs
Audit Committee **Yoon Jaewon (Chair)** Kwak Su Keun, Sung Jaeho, Lee Yoon-jae	- oversee financial reporting and approve the appointment of audit-related officers - review financial information, audit reports, key financial statements, and administration of the Board's financial affairs
Ind. Director & Audit Com. Member Recommendation Committee **Huh Yong-hak (Chair)** Yoon Jaewon, Lee Yong Guk, Choi Kyong-rok, Choi Jae Boong	- recommend independent director candidates and audit committee member candidates; and manage the independent director candidate pool - establish, review, and supplement the guide fore recommending independent directors and audit committee members
ESG Strategy Committee **Kwak Su Keun (Chair)** Yoon Jaewon, Lee Yoon-jae, Choi Jae Boong, Cho Yong-byoung*	- set direction for the Group's ESG management - establish, revise, and abolish norms and policies related to climate change, sustainable management, and socially responsible management
Subsidiary Management Committee **Cho Yong-byoung* (Chair)** Kwak Su Keun, Park Ansoon, Byeon Yang-ho, Sung Jaeho	- support the Board in the management succession of subsidiaries' CEOs - set the qualifications of subsidiaries' CEOs - recommend, manage, and verify the qualifications of subsidiaries' CEO candidates

* Non-Independent Director in italics
** Each Committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Nomination Process for Independent Directors

1. Internal Regulations regarding the Recommendation Process of Candidates for Independent Directors

For a fair and transparent procedure, the Company specifies the recommendation process of candidates for independent directors both in the Internal Code of Corporate Governance and the Independent Director and Audit Committee Member Recommendation Committee Regulation. The process of recommen¬dation of candidates for independent directors in accordance with above regulation is as follows.

※ The recommendation process of candidates for independent directors.(Article 10 of the Independent Director and Audit Committee Member Recommendation Committee Regulation)

(1) Recommend those befitting or serving interests of the Company, shareholders, etc. as independent director candidates in a fair and transparent process.
(2) After fair verification of whether a preliminary candidate for independent director meets the qualifications under applicable laws and internal codes, he/she is recommended as a candidate.
(3) When the candidate for independent director aims for reelection, the evaluation process to prove strong performance is necessary. Therefore, evaluation report of the independent director and analysis of Independent Director and Audit Committee Member Recommendation Committee should be attached to the recommendation letter.
(4) The Company may utilize recommendations from outside the Company, such as shareholders, stakeholders, and external consulting institutions as much as possible if deemed necessary.
(5) From among those verified to meet the foregoing, finalize those selected by Independent Director and Audit Committee Member Recommendation Committee as independent director candidates, and recommend those to the general meeting of shareholders.
(6) When recommending independent director candidates, the Company announces the following before giving notice for convocation of the general meet¬ing of shareholders, and states in such notice the fact of disclosure, method of checking the content of disclosure, etc.
① Overview of the procedure for recommending independent director candidates
② Names and career summaries of the members of the Independent Director and Audit Committee Member Recommendation Committee
③ Relationship between each independent director candidate and his/her recommender
④ Relationship between each independent director candidate and the Company, subsidiaries, and their executives and major shareholders
⑤ Whether qualifications under applicable laws and Article 20 of the Internal Code of Corporate Governance are met, and the grounds of such determination
⑥ Reasons for recommending the candidates for independent director
⑦ Career of the independent director candidates
⑧ Other matters deemed necessary by the Board as necessary in connection with recommending the independent director candidate

2. The Nomination Process

The Company operates systematic process for selecting candidates for independent directors based on internal codes. The Company takes a four-step process when electing new independent directors: 1) prepare a long list of candidates, 2) prepare a short list of candidates, 3) make preliminary recommen¬dations, 4) recommendation of final candidates.

In terms of operation, the transparency of the entire process for selecting independent directors is first secured. For strengthening the verification of the independent director candidates that have expertise and independence, the inquiry on reputation by the outside advisory agency is carried out for all candi¬dates (long list) to prepare the verification data in advance, and in consideration of personnel of independent directors subject to replace and core principle in diversity for the BOD to resolve the matters related to BOD composition and the Independent Director and Audit Committee Member Recommendation Committee selects the expertise field and number of independent directors to be newly selected to meet the BOD resolution through the matrix verification.

Afterwards, members of Independent Director and Audit Committee Member Recommendation Committee evaluate whether candidates meet qualifications for independent directors in terms of professionalism, job fairness, ethical responsibility, and fidelity through anonymous voting. The short list is selected from at least 3 times to 5 times the number of minimum number of final candidates through multiple votes with animosity or by committee discussions and calls.

Then, by implementing the additional reputation inquiry of the separate outside advisory agency, not the outside advisory agency for the long list reputation inquiry for the subject of short list, the conformity of the principle to select independent directors and qualification based on the close verification data to verify in depth, and the candidates are selected through the order of most voting through secret voting or through discussion and call between the members. When the final candidate is selected, he/she will be elected in the general meeting of shareholders as an independent director.

Director Evaluation

1. Director Evaluation

The Company's independent directors have a 2-year initial term of office and 1-year terms of office thereafter. Recommendations for independent director candidates for re-election reflect the result of annual independent director evaluations (Article 24, Paragraph 4 of the Internal Code of Corporate Gover¬nance, Article 10, Paragraphs 3 and 7 of the Independent Director and Audit Committee Member Recommendation Committee Regulation).

Currently, the Board conducts internal evaluation based on the evaluation method resolved by the Board and contracts a third-party firm to handle evaluation to ensure fairness in the evaluation and anonymity of the evaluator. The 2nd temporary meeting of the Board of 2015 (February 24, 2015) revised various regulations related to corporate governance, thus laying the foundation for seeking a specialized outside institution's assessment of the criteria for internal evaluation of independent directors and introducing external evaluation of independent directors as specified in the Model Corporate Governance.

All twelve (12) independent directors were evaluated to have demonstrated an excellent level of performance and have shown commitment to their roles as independent directors during FY2022. Seven (8) candidates Kwak Su Keun, Bae Hoon, Sung Jaeho, Yoon Jaewon, Lee Yong-guk, Lee Yoon-jae, Jin Hyun-duk, and Jin Hyun-duk were recommended for re-election.

Overview of Director Evaluation

Purpose of evaluation	- To be used as a reference for improvement in BOD operation and for (dis)recommending reelection of director(s)
Evaluation period	- Evaluation for the activities done in a fiscal year is conducted at the beginning of the following year
Criteria of evaluation	- The Board operation : meeting hours, proposed meeting agendas, frequency of the Board meeting, and the level of disclosures available for the Board to review. - Role and responsibilities of the Board : The Board's performance in serving all its authorities listed in the Internal Code of Corporate Governance
Evaluators (Weight in final results)	- 30% Self-evaluation (evaluation by the evaluatee) - 60% Evaluation by the Board (evaluation by all independent directors other than the evaluate) - 10% Evaluation by employees
Evaluation Method	- 5-point scale survey evaluation - Mail and online survey method
Device for enhancing objectivity in evaluation	- a third-party firm is contracted to handle the entire process of independent director evaluation

Key performances of the Board in 2022

1. Efforts to enhance shareholder value

The BOD of Shinhan FG is constantly striving for the sustainable development of the Company and enhancement of shareholder value through active and in-depth discussions on major management issues.

In 2022, the BOD held a total of 15 meetings and reviewed 120 agenda, of which 31 required resolutions and 86 needed to be reviewed. Moreover, the BOD operates 7 sub-committees to enhance the level of efficiency and expertise at the BOD level. These sub-committees held 54 meetings in 2022 and reviewed 175 agenda items, including 83 items for resolutions and 92 items for review and deliberation.

Especially, the BOD members has actively participated in BOD meetings and BOD sub-committee meetings, recording 98.7% attendance rate for 2022.

The BOD further made efforts to encourage BOD engagement by, for instance, establishing independent director-only sessions. The session was solely for the independent directors, did provide a venue for open and active discussions on wide range of topics.

2. Key performances of the Board in 2022

In 2022, Shinhan FG's BOD did its best to make rational decisions on important issues for the Company, such as establishment and review of a midterm strategy, setting the direction for capital allocation and capital policy, examination of current issues for preemptive risk management, and review of the overall ESG including environment, society, and governance. The BOD will continue to strive to help the Company grow and enhance shareholder value based on an independent and professional perspective.

BOD Oversight

Mid- to long-term plan

- **Discussion on establishing mid- to long-term strategy (August)**
  - Deliberation on mid-term strategic tasks for 2025 (customer, capital market/global, digital, ESG, etc.)
- **Discussion on the direction of asset management strategy (May)**
  - Review of the direction and strategy of client/intrinsic asset management
- **Discussion on group ESG strategy (May)**
  - Key ESG achievements and future strategies (ask for active performance creation through implementation)
- **Review of entry into new business areas (June)**
  - Completed incorporation of Shinhan EZ General Insurance as a subsidiary

Risk management

- **Inspection of capital adequacy (May)**
  - Review of capital capacity due to deepening inflation
  - Inspection of the results of the integrated crisis situation analysis and response status
- **Inspection of pending issues in risk management (June)**
  - Inspection of risks due to increased volatility in the financial market
  - Review of liquidity risks centered on non-banking
- **Inspection of risk response direction by sector in the second half (August)**
  - Inspection by risk sector (credit, liquidity, interest rate, etc.)
  - Review of exposure/management measures focusing on vulnerable sectors

Capital policy

- **Setting mid- to long-term financial goals (August)**
  - Establishment of a sustainable Double Digit ROE target (compliance with the regulatory ratio of the supervisory authority and achievement of current ROE and ROTCE exceeding the COE)
  - Strengthening the capital market sector, growth of non-interest income, etc.
- **Resolution on share buybacks and cancellations (March, October)**
  - Resolution to implement share buybacks and cancellations (total KRW 300 billion)
- **Resolution on quarterly dividends (every quarter)**
  - Improving predictability through equal quarterly dividends
  - DPS KRW 2,065 (KRW 400 for 1~3Q each, KRW 865 for 4Q)

Establishment of the 2025 Midterm Strategy

1. Establishment of the 2025 Midterm Strategy

The BOD, acting as a fiduciary for the shareholders, is committed to continuously assessing and contributing to the development of Shinhan FG. The financial market and business environment are evolving rapidly. More specifically, the demographic structure is shifting with an aging population, digital innovation is rapidly advancing, and there is growing demand for businesses to create ESG value.

In 2022, the BOD collaborated closely with management to formulate a robust midterm strategy for Shinhan FG, taking into account the recent changes in the market and competitive landscape. By analyzing various factors such as customers, core competencies, and business trends, the BOD and management established a core strategic agenda that extends until 2030. To achieve this agenda, a midterm strategy for 2025 was developed, which includes five differentiating tasks and two basic tasks.

The BOD is committed to supporting Shinhan FG in adapting to the rapidly changing market environment by embracing bold changes and transforming into a company with solid competitiveness through customer obsession. The BOD recognizes that enhancing shareholder value is the ultimate goal and will continue to make efforts towards achieving this objective.

Shinhan 2030 Core Strategic Agenda


Customer obsession
Portfolio competitiveness
Digital competence
HR competitiveness
ESG
Target customers* No. 1 operator in the market
※ Senior/youth customer market
No. 1 Capital Market Player in Korea, 30% of Income Contribution from Overseas Businesses
※ Expanding the scope of WM products based on the Group's capital market capabilities
※ Overseas business expansion in digital and capital-market sectors
Korea's No. 1 Digital Finance Company
The best group of capital market professionals and digital experts
※ Empowering and Retaining Talented Workforce to Drive Change in Korea's Financial Landscape
Global Leading Financial Group in ESG
RE:Boot Shinhan

Establishment of the 2025 Midterm Strategy

2025 Midterm Strategy


Seven Core Strategic Agenda (2025)
Differentiating tasks
1
Customer Obsession
Drive "T.O.P." growth in senior and youth customer acquisition rates using data-driven approaches
2
Capital Markets/ Global
Capital Market/Global Value-Up! Accelerating Excess Growth Delivering greater value through global expansion and capital market expertise
3
Digital competence
Digital to Value: Unleashing value through digital customer experience innovation
4
HR Competitiveness
Securing HR competitiveness to promote capital markets and digital growth
5
ESG
Asia's Leading ESG Financial Group
Basic tasks
6
Robust Risk Management
Thorough risk management in a rapidly changing environment
7
Efficient Business Performance
Creation of unwavering financial performance
RE:Boot Shinhan

Review of capital policy direction

1. Review of shareholder return and capital allocation

The BOD of Shinhan FG always puts shareholder value first when discussing and deciding on various group issues. We believe efficient capital utilization is paramount to enhancing shareholder value, and it is one of the topics the BOD discusses most in depth.

In February 2022, the BOD implemented a shareholder return policy including ① Continuation or expansion of cash dividend per share every year; ② Concurrent implementation of cash dividend and cancellation of treasury stock; ③ Equalization and regularization of quarterly dividends; ④ Continuous improvement efforts for total shareholder return at the BOD.. Under these principles, we continued to pay quarterly dividends in 2022, and resolved the purchase and retirement of treasury stock twice. As a result, the total shareholder return rate in 2022 recorded 30.0%, an improvement of 4%p compared to the previous year.

In addition to these efforts, in August 2022, the BOD decided on a financial direction for 2025, and formed a framework for enhancing shareholder value and sustainable growth. The ROE target was clearly set at 10.5% from the previous double-digit figure, and ROTCE (Return on Tangible Common Equity), which deducted intangible capital, was added as a management indicator, and the ROTCE target was set at 12.0%. To this end, we plan to manage the CET1 ratio at a stable level of 12% or higher, secure excess capital as much as possible, and use it for shareholder returns.

Meanwhile, the distribution of profits generated this year is divided into 6:4, and internal reserve is planned at 60% in consideration of capital ratio and asset growth/ future growth at the expected nominal economic growth rate. The remaining 40% is planned to be used for shareholder returns, and the total shareholder return rate is expected to be around 30-40%, depending on whether economic uncertainty is resolved and the results of stress tests by supervisory authorities.

The BOD plans to continuously think about optimal capital allocation and shareholder return policy for the sustainable development of Shinhan and the enhancement of shareholder value.

Current Shareholder Return Policy (Board Meeting, FEB 2022)

① Progressive Dividend per Share

② Cash Dividend and Share Buyback & Cancellations Combined

③ Evenly Distributed Quarterly Cash Dividends

④ Efforts to Improve Total Shareholder Return
"make efforts to reach 30% Total Shareholder Return at the earliest possible" - 1Q22 Earnings Call

Mid-term Financial Directive for 2025 (Board Meeting, AUG 2022)


Shareholder
Customer
Employee
Society
Enhancement of corporate value
ROE 10.5%±
Financial Directive
ROTCE 12%±1)
Method
Efficient capital allocation through ROTCE management
Quantitative Growth in Capital Light Businesses
Qualitative Growth in Capital Intensive Businesses

※ Loan growth to be in line with the nominal GDP growth


Basis
CET1 ratio of 12% or higher2)

Note 1) Capital allocation and asset growth decisions based on ROTCE with cost of equity at 10%
※ ROTCE: Return on tangible equity; excluding intangible assets such as goodwill
§ ROTCE = Net Income (Net Income - Preferred Shares & Hybrid dividends) / Tangible Equity (Common Equity - Intangible Assets (Goodwill, etc.))

Note 2) Regulatory requirements plus management buffer, shareholder return principle exceeding 12% of CET1 ratio

Efforts for Preemptive Risk Management

1. Key Activities of the Risk Management Committee in 2022

In 2022, increased financial market volatility, including interest rate and exchange rate hikes, led to a range of challenges in both the financial and real economies, such as shortages in the liquidity market, rising household debt, and economic recession. The Risk Management Committee responded with measures such as scenario analysis, proactive risk mitigation, and contingency funding planning.

We regularly reviewed our crisis management status through reports and assessed the effectiveness of our recovery and resolution plan for crisis situations. We reviewed the impact of the implementation of Basel III regulations on our risk management system and reported the results. Furthermore, we held discussions on how to improve the utilization of risk data, taking into account the report on the reconstruction of our Risk Data Mart (RDM), which aimed to enhance the timeliness and utilization of risk data.

In addition, regular monitoring was conducted to assess the risk status across Shinhan FG and discussions were held on various issues in finance and the real economy, with a focus on reviewing risk management measures. As the possibility of a complex crisis increased, a strategic direction for risk management was established based on the 2023 economic and financial market outlook, and this was quantified and specified by setting the Group's risk limits for 2023.

2. Efforts for Preemptive Risk Management

In 2022, in response to structural changes in the financial environment that emerged after the pandemic, we strengthened our risk management system at the Group-wide level and preemptively responded to the expansion of market volatility and the emergence of potential risks.

We responded proactively to the increased market volatility and potential risks by conducting timely analysis of their impact on Shinhan FG and developing countermeasures through integrated crisis analysis based on various scenarios. We also strengthened our risk monitoring activities by selecting key risks and monitoring them systematically. Due to the recent interest rate hikes, there has been a tightening of liquidity in the capital market. In response, we have taken steps to strengthen our system, such as implementing daily liquidity risk checks.

To enhance our risk management capabilities with regards to ESG and climate change, we have implemented several initiatives. For the first time in Korea, we have established a financed emissions measurement system, enabling us to accurately measure and manage emissions from our financing activities. Additionally, we have developed an ESG evaluation model that assesses ESG factors of counterparties, allowing us to make more informed investment and financing decisions. Furthermore, in preparation for the introduction of Basel III regulations, we have established a comprehensive operational, market, and liquidity risk management system. We have analyzed its impact and presented portfolio management strategies aimed at optimizing capital efficiency. To ensure the timeliness and accuracy of our risk data, we have also established a Risk Data Mart (RDM), which has improved our data-based risk management capabilities.

With the anticipation of a significant increase in credit risks in 2023, we will proactively address any potential risks by conducting a thorough inspection and enhancement of our overall risk management system..

Strengthening ESG Governance

1. Establishing ESG Governance within each Group Subsidiary

In 2015, Shinhan FG established its ESG Strategy Committee (formerly known as the Social Responsibility Management Committee), which was the first committee of its kind among Korean financial companies. The aim of this committee was to review ESG-related issues at the Board level. In 2020, in order to promote a consistent ESG strategy across the entire Group, we established a Groupwide systemic ESG governance. This involved forming committees and consultative bodies at different levels, including the Board of Directors, CEO, Chief Strategy and Sustainability Officer (CSSO), and working-level staff.

In 2022, Shinhan FG expanded its efforts to implement ESG strategies by establishing ESG committees not only within the holding company, but also within the board of directors of major Group subsidiaries. To ensure a practical implementation of ESG strategies, ESG-related meetings and dedicated organizations were newly introduced within these subsidiaries.

2. Increasing the Weight of ESG performance within the KPIs of Group subsidiaries' CEOs

Shinhan FG was the first financial institution in Korea to reflect ESG factors within management KPIs. Since 2019, we have included ESG factors within KPIs of Group subsidiaries' CEOs as part of the strategic tasks. We incorporated quantitative performance metrics such as reduction of carbon emissions (including financed emissions) and expansion of ESG finance into the CEO KPIs of all Group subsidiaries starting in 2022.

Promoting Carbon Neutrality through Carbon Reduction Efforts

1. Establishing Science-Based Emissions Reduction Targets

Shinhan FG carried out a project to set quantitative reduction targets to promote carbon neutrality. We measured financed emissions through PCAF (Partnership for Carbon Accounting Financials) as a measurement methodology and a global initiative called SBTi (Science-Based Targets Initiative) as a methodology for setting reduction targets, and established reduction targets every year until 2050.

Later, in November 2022, Shinhan FG obtained approval from SBTi for its carbon reduction targets.

Through this initiative, we plan to reduce our own carbon emissions (Scopes 1 and 2) by 42% until 2030 and achieve net zero by 2044. In addition, we plan to reduce financed emissions (Scope 3) by 33.7% until 2030, by 59.5% until 2040, and achieve net zero by 2050. In order to achieve this goal, we are accelerating our efforts for carbon neutrality by reflecting reduction targets in the CEO KPIs of Shinhan FG and all Group subsidiaries.

Carbon Emission Reduction Target and Performance

Internal emissions (Scope 1+2)	Carbon Emissions of Financial Assets (Scope 3)
42% reduction in internal emissions by 2030, Achievement of Net-Zero by 2044	33.7% reduction in financial emissions by 2030, 59.5% reduction in financial emissions by 2040, Achieving Net-Zero by 2050


Carbon emission management
□□ : tCO₂eq
95,933
90,195
90,878
96,610
99,163
80,264
76,108
77,081
81,523
79,331
15,669
14,087
13,797
15,087
19,832
42% reduction (compared to 2020)
Net Zero
2018
2019
2020
2021
2022
2030
2044


Financed emission management
Generation
Commercial building
Steel
Paper
Cement
Transporter
Others (including chemicals)
Financed emissions (10,000 tons)
4,382
4,669
5,060
33.7% reduction (compared to 2020)
Emission intensity (tons/ KRW 100 million)
20.6
20.5
20.7
Net Zero
2020
2021
2022
2030
2050
Measured assets (KRW 1 trillion)
212.4
227.4
244.8

Promoting Carbon Neutrality through Carbon Reduction Efforts (continued)

2. Establishing Financed Emissions (Scope 3) Measurement System

In responding to climate change, the process of accurately measuring greenhouse gas(GHG) emissions must precede. Accordingly, Shinhan has established a system for measuring financed emissions, which refer to GHG emissions (Scope 3) generated by loans and investments, in addition to its own emissions.

To measure financed emissions, Shinhan FG follows the guidelines of PCAF1), a global initiative, and collects GHG emissions data using disclosed data of companies, government's public data relating to GHG emissions, and various statistical data. These are combined with internal data within our system to calculate financed emissions on a regular basis. The results are regularly monitored by the Board of Directors, specifically the Risk Management Committee.

In order to ensure that we align our financing activities with our climate goals, Shinhan FG reviews the level of financed emissions when making loan and investment decisions. For high-emitting industries, we operate a financed emissions dashboard system2), which allows us to monitor financed emissions levels as well as emissions intensity3). This helps us efficiently manage the progress of our long-term reduction targets.

1) PCAF: Partnership for Carbon Accounting Financials
2) A process, under which, thresholds (trigger points) for high-emitting sectors within all Group subsidiaries are set, and when financed emissions and emissions intensity exceed the thresholds, causes are identified through analysis and countermeasures are established to address the issue.
3) Financed emissions per KRW 100 million of loans and investments (t/KRW 100 million).

Operating the Financed Emissions (Scope 3) Measurement System


Establishment of financed emission calculation system (based on PCAF)
Calculation of measurable assets
(sum of all consolidated subsidiaries)
Input of customer's related data
(emission amount, emission factor, etc.)
Calculation of financed emission
Updating the latest data of Data Provider*
Available to search information on financed emission by each company and asset
Available to search information on Top 500 companies with high emissions among client companies
Available to inquire information on expected savings according to maturity of the client company
Monitoring for measurement-based target management is possible

* Data from company disclosures, Ministry of Environment data, and PCAF emissions factor DB

Promoting Carbon Neutrality through Carbon Reduction Efforts (continued)

3. Establishing ESG Evaluation System

We developed an ESG evaluation model for the first time among domestic financial institutions to evaluate the sustainability of counterparties based on ESG factors and reflect the evaluation results in the risk management system and decision-making process for loans and investments. We collected and reviewed various ESG-related data from counterparties, reflected them in the development of the model, and installed them in our risk management system to establish a system that enables ESG ratings to be calculated on a regular basis. Currently, the ESG ratings are being used as a standard for providing incentives to customers, such as preferential interest rates, in green and sustainability-related products. In the long term, we plan to incorporate customers' ESG factors into our risk management system by reflecting them in the screening process and setting credit limits.

The Board of Directors, including the Risk Management Committee, clearly recognizes the long-term ESG direction, in that ESG factors should be reflected in internal risk management processes. We plan to gain consensus on this direction from customers and society in order to increase the level of use of ESG factors accordingly.


Phase1 2018~2021
Phase2 2022~
Category
Stages of ESG risk monitoring
Stages of ESG utilization in credit /investment reviews
Detail
ESG monitoring
Considering ESG factors when executing loan/investment
Monitoring of ESG-significant industries/assets
Reflecting in ESG evaluation and decision-making
Reflected in the ESG evaluation of corporate customers and the decision-making system for credit/investment
Task
Preferential application of negative aspects
Exclusion from financial support for the construction of new coal power plants
Excluded from PF investment if there are issues such as environmental destruction and human rights
Addition/enhancement of the positive side
Providing incentives to top rated companies
Reflecting ESG ratings when creating/ managing new ESG funds
Operational purpose
In Phase 1, if ESG was mainly used for monitoring purposes,
In Phase 2, ESG factors will be used in actual loan/investment reviews in addition to monitoring

Promoting Board Diversity

1. Promoting Board Diversity

The Internal Code of Corporate Governance of the Company specifies the "Principle of Diversity" in the composition of the Board. These principles are to prevent the Board from advocating specific interests, thereby realizing diversity and expertise of corporate governance. Diversity is considered in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender and geography. (Section 1 Article 3 Clause 1 of the Internal Code of Corporate Governance of the Company)

In its actual operations, the Board consists of members with diverse expertise that help to drive the Company's strategy forward as the financial market and the competitive landscape continue to evolve. This also prevents specific backgrounds or job categories being over-represented.

The composition of the Board evenly covers six (6) areas (finance, business management, economy, legal, accounting and technology) mentioned in the Act on Corporate Governance of Financial Companies as expertise requirements. In connection with the Company's business strategy, the Board additionally appoints an independent director with expertise in global business.

Considering financial holding companies' characteristics, which cover a wide range of sectors within the financial industry, the Company endeavors to elect Independent Directors with expertise across multiple areas. The Company also considers diverse recommendation channels and perspectives regarding the Board's composition and the selection of Independent Director candidates, utilizing the Board Skill Matrix to assess such traits.

In December 2018, the Company introduced "Open Recruitment of Independent Directors", and in November 2019, the 6th Independent Director Recom¬mendation Committee decided to strengthen the existing open recruitment, rendering it all-year-round to encourage participation. As a result, Jin Hyun-duk and Bae Hoon were appointed as independent directors through the open recruitment in 2020 and 2021, respectively.

In addition, Shinhan FG is dedicated to increasing the number of female independent directors and female representation over the years to operate the Board based on diversified perspectives. Currently, the Company is maintaining the proportion of its female independent director candidate pool by at least 20% of the long list, the proportion of which rose to 35.7% as of the end of FY2022.

Board Skills Matrix

Expertise	2020	2021	2022
Finance	5	3	3
Economics	1	1	2
Business Management	3	2	2
Accounting	1	2	2
Legal	1	3	3
Technology	1	2	1
Int'l Business	1	1	1
Total	**13**	**14**	**14**

Number of Female Independent Director Candidates

Division	# of female independent director candidates (A)	# of independent director candidates in total (B)	% of female independent director candidate (A÷B)
As of Dec 31, 2020	29	117	24.8%
As of Dec 31, 2021	49	131	37.4%
As of Dec 31, 2022	50	140	35.7%

Fostering Female Leaders

1. Establishing Goals to Foster Female Talents

Shinhan FG enacted the “Principle of Diversity and Inclusion” at the ESG Strategy Committee in 2021 to promote a more diverse and inclusive workplace culture. The committee set specific goals to increase the proportion of female executives and department heads to 15% and 25%, respectively, by 2030. To ensure the implementation of these goals, the performance is regularly monitored.

Division	Status					Goal
	2018	2019	2020	2021	2022	2030
Management*	5%	7%	7%	8%	9%	15%
Manager level	8%	8%	9%	9%	13%	25%

* Executives and division heads

Fostering Female Leaders (continued)

2. Female Leadership Program: SHeroes (Shinhan's "She" + "Heroes)

In 2017, Shinhan FG established a female talent development strategy with the aim of cultivating female management leaders. In 2018, we launched Shinhan SHeroes, a platform dedicated to fostering female leaders. Through this initiative, we established principles for nurturing female leaders within the Group and established a systematic female talent development program. To date, a total of 221 women have completed the program, and we have supported their growth as leaders of the Group by providing capability enhancement programs that strengthen leadership skills and expand their professional networks.

Mid-Term Roadmap for SHeroes


Incubation
(2017~2018)
Acceleration
(2019~2020)
Scale-up
(2021~)

Incubation (2017~2018)

· **Build a platform to foster female leaders**
- Launched "Shinhan SHeroes" in 2018
- First among financial institutions in Korea to introduce a program to foster female leaders
- Established a guide to fostering female leaders: R.O.S.E.

Relation(Strengthen relationships)	Opportunity(Wider opportunities)
Segmentation(Define targets)	Environment(Women-empowering environment)

· **Expanded infrastructure that support work-family balance**

Acceleration (2019~2020)

· **Full implementation of nurturing female leaders**
- Women empowerment programs run by each subsidiary

· **Continuous Increase in the Ratio of Female Leaders: 8.6% in 2018 → 15% in 2021**

Scale-up (2021~)

· **Developed a talent diversity policy and integrated gender equality values into its corporate culture in pursuit of achieving "Excellence, Shinhan"**
- Committed to securing diversity and fairness in all HR areas, including governance structure, recruitment, compensation, and promotion
- Committed to acquiring additional family-friendly company certifications, and to improve any gender stereotyped practices and work culture, etc.

· **Included in the Bloomberg Gender Equality Index (BGEI) for four consecutive years** (2018–2021)

· **Changed Shinhan's women empowerment principle to C.O.R.E., meaning that female leaders are the center of the Group (since 2022)**

Confidence(Boosting confidence)	Opportunity(Increased opportunities)
Reinforce(Reinforced relationships)	Embrace(Embracing diversity)

Efforts for Ethical Management

1. Revision of the Group's Code of Ethics

In August 2022, the Board of Directors of Shinhan Financial Group implemented a comprehensive revision of the existing Code of Ethics. The revision was initiated in response to changes in the financial market system and work methods. The BOD passed a resolution to enact the revised code of ethics, which seeks to strengthen ethical management in accordance with the expectations of customers, shareholders, and society. Through this initiative, we aim to fulfill our ethical and social responsibilities to all stakeholders while promoting sustainable growth and creating positive impact.

The key considerations in revising the Group's Code of Ethics are as follows: ① Strengthening customer-oriented business practices and improving business expertise especially in the capital market and asset management services, considering the high level of social demand for financial consumer protection; ② Matters relating to diversity, human rights, and the ESG policy; ③ New ways of work, including bigger emphasis on customer information protection, under the digital working environment; ④ Corporate culture reform, with a particular emphasis on promoting a workplace culture that does not tolerate bullying or sexual harassment.

In addition to the revision of the Code of Ethics, we have taken various measures to promote ethical management and ensure that it is not simply a statement but an integral part of our culture. These measures include the publication of a guidebook on ethical standards, the revision of related internal regulations, and the reinforcement of employee training programs. Our aim is to ingrain ethical management in our practices and values, and to ensure that it is consistently upheld across all levels of the organization.

Purpose of the Revision of the Code of Ethics

To improve the practice of executives and employees by publishing revised cases and explanations reflecting changes in systems and work methods

System/work method	· Resolution of the comprehensive revision of the Code of Ethics in August 2022 reflects recent regulatory updates and social issues such as protection of financial consumers, ESG, and customer information protection
Reflecting the characteristics of the financial industry	· Expertise: asset management, capital market, etc. · Diversity: digital, cross-industry partnerships, etc. · Social issues: improving workplace culture,* etc. * Harassment, power abuse, sexual harassment, etc
Enhancing employees' ability to practice	· Clear guides from who, what, and how perspectives · Publication and dissemination of ethical standards guidebook, including do & don't cases and interpretations

Shinhan Financial Group Code of Ethics (revised in August 2022)

Chapter 1. Criteria for customers
1. Provide goods and services [New]
2. Business expertise (Capital markets, asset management) [New]
3. Customer perspective business improvement

Chapter 2. Standards for Shareholders and Investors
1. Respect for the rights and interests of shareholders and investors
2. Accounting Information Internal Accounting Reliability, Disclosure Standards [Specified]

Chapter 3. standards for society
1. Realization of a warm and hopeful society, Enhancing social-economic values [New]
2. Protection and promotion of human rights [Specified]
3. Carbon Neutral, Low Carbon Economy [New]

Chapter 4. Standards among employees
1. Fairness and non-discrimination
2~3. Prohibition of harassment and sexual harassment in the workplace [New]/[Specified]

Chapter 5. Standards for business performance
1. Group Mission, Core Values and Legal Compliance [New]
2~3. Prohibition of bribery, provision of benefits, and profit-making activities without permission [Embodied]
4. Transparent use of company assets and expenses [Embodied]
5~7. Customer information protection, information security, digital business performance standards [New]

Chapter 6. Standards for external communications
1. External communication process [New]
2. Neutrality toward political and social issues and interest groups [New]

Chapter 7. Standards for partners and Competitors
1. Fair trade and win-win relationship with business partners
2. Fair competition with competitors, respect for free market economy [New]

Board Engagement

1. Expansion of Investor Engagement of the Board of Directors

Shinhan FG's Board of Directors actively engages with various stakeholders to strengthen the Group's competitiveness and enhance shareholder value. In 2021, the Board's four independent directors held shareholder outreach sessions with 21 institutional investors through video conference calls and shared the results with the rest of the board.

In response to the positive feedback received in 2021, the Board continued its investor engagement activities in 2022. With eased COVID-19 quarantine measures, face-to-face meetings were conducted with investors. Chairman Lee Yoon-jae visited four institutional investors in Singapore in September 2022. Additionally, in January 2023, the Chair of the ESG Strategy Committee Kwak Su Keun and Chair of the CEO Recommendation Committee Sung Jaeho visited London and met with nine institutional investors.

During these engagements, the Board conveyed various discussions, including the direction of Shinhan FG's shareholder return policy, the nomination process for the new CEO candidate and his competitiveness, and efforts to reduce carbon emissions and expand diversity. The Board will continue to engage with investors to strengthen Shinhan FG’s competitiveness and deliver long-term value for its shareholders.

Shinhan Financial Group



V
Election of Audit Committee Members

(Agenda 4)

Election of an Independent Director who will serve as Audit Committee Member

(Agenda 5)

Election of Audit Committee Members (2 Members)

Election of Audit Committee Members

Agenda 4
Election of an Independent Director who will serve as Audit Committee Member

Agenda 5
Election of Audit Committee Members (2 Members)

Pursuant to Article 542 (12) of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 51 of the Company's Articles of Incorporation, we seek shareholders' approval during the Annual General Meeting of Shareholders on the appointment of an independent director who becomes a member of the Audit Committee.

Pursuant to paragraph 5 of Article 19 of the Act on Corporate Governance of Financial Companies, financial companies shall appoint one or more independent director to serve as Audit Committee members separately from other directors to ensure the independence of Audit Committee members

At the 22nd annual general meeting of shareholders, we plan to appoint an independent director who will become a member of the audit committee and two members of the audit committee.

4. Re-election of Ms. Yoon Jaewon as an Independent Director and Audit Committee member
5-1. Audit Committee Member Candidate : Mr. Kwak Su Keun
5-2. Audit Committee Member Candidate : Mr. Bae Hoon

RECOMMENDATION:
Vote FOR the appointment of each audit committee member nominee.

Independent Director Nominees to become a member of the Audit Committee



Independent Director Nominee for Audit Committee Member: Ms. YOON Jaewon

01	**Date of Birth**	August 29, 1970
02	**Nominator**	Independent Director and Audit Committee Member Recommendation Committee
03	**Relation to the largest shareholder**	None
04	**Business transaction with SFG**	None
05	**Delinquency**	None
06	**Management of insolvent companies**	None
07	**Reasons for statutory disqualification**	None
08	**Term of Office**	1 year (March 2023 ~ March 2024)
09	**New Appointment**	Reappointment (Initial Appointment Date: March 26, 2020)
10	**If incumbent, prior year BOD meeting attendance rate**	100%
11	**Education**	Master / PhD of Business Administration(Accounting Major), Korea University
12	**Main Work Experience**	2004 – Current Professor, College of Business Administration, Hongik University 2017 – Current Member of the Taxation Development Review Committee of the Ministry of Strategy and Finance 2017 – Current Vice President of the Korean Tax Association 2018 – Current Corporate judge of the Korea Exchange

Reasons for recommendation

The Audit Committee is not only a committee for which accounting expertise is important, but also has a requirement that at least one accounting and finance expert must be a member as stipulated by the Commercial Act and the Act On Corporate Governance Of Financial Companies. She majored in accounting and is currently a professor teaching related courses at Hongik University and holds a US Certified Public Accountant license. She has sufficient knowledge in the field of accounting. In addition to this, she has outstanding experience and knowledge, such as actively serving as a member of the Tax Development Review Committee of the Ministry of Strategy and Finance and a member of various tax and accounting related academic societies and committees. Therefore, she is a nominee with the necessary expertise to perform the tasks of the Audit Committee. In addition, as the chairperson of the Audit Committee for the past two years, she actively communicated with external auditors to enhance transparency in financial reporting and emphasized strengthening internal control to protect financial consumers. With her soft leadership and strong sense of responsibility, she contributed to the advancement of the internal control system and accounting system, as well as the establishment of sound and transparent management by preemptively responding to various accounting issues. Therefore, she was nominated as an independent director nominees to be a member of the Audit Committee this year.

Independent Director Nominees to become a member of the Audit Committee



Key activities of the director nominee in 2022

Yoon Jaewon attended 7 out of 8 Independent Director & Audit Committee Member Recommendation Committee meetings held in 2022, attended all BOD meetings and BOD sub-committee meetings, and spent a total of 440 hours reviewing agendas and attending meetings.

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Ms. Yoon fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by her include, but are not limited to, the following:

- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review whether to cancel long-term compensation for executives for whom the reason for PS redemption has occurred
- Review the BOD internal committee operation plan
- Review the Group's management strategy in line with macroeconomic outlook
- Review the stability of corporate governance and monitoring the progress of legal proceedings related to recruitment
- Discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Review the progress and follow-up of customer investment product issues
- Review the quarterly dividend size and direction
- Review and propose the impact of share buybacks and cancellations
- Discuss the impact of the war in Ukraine on the group and review countermeasure
- Discuss and suggest the direction of ESG management
- Discuss the direction of the asset management strategy
- Review and suggest the direction of revising the Code of Ethics
- Review the adequacy of the self-normalization plan,
- Discuss ways to change the group matrix operation and suggest direction
- Review and propose future business strategies of Shinhan EZ General Insurance and Shinhan Asset Trust
- Review establishment of mid-term strategy and discuss direction
- Discuss the establishment of the management plan for 2023
- Review the direction of organizational reorganization in 2023
- Confirm the appropriateness of appointment of group management
- Deliberate CEO candidate recommendation process

Also, as the chairperson of the Audit Committee, she worked hard to supervises management activities and to ensure that internal control worked effectively such as reporting of audit committee activities to the BOD in a timely manner and figuring out improvement measures for Shinhan FG's compliance issues.

Appointment of Audit Committee Members



KWAK Su Keun

Reasons for recommendation

As an emeritus professor of accounting at the Department of Business Administration, Seoul National University, Mr. Kwak has sufficient knowledge in the related field. He has previously served as independent director and audit committee member at various corporations, including the chairman of the Financial Supervisory Service's Financial Supervisory Advisory Committee. Therefore, as a nominee with sufficient experience and knowledge, he has the appropriate expertise as a member of the Audit Committee.

Since the Audit Committee requires a high degree of expertise and understanding, it is necessary to enhance the stability, professionalism and continuity of the operation through reappointment of the Audit Committee members. Since being appointed as an independent director, he has served as a member of the Audit Committee for the past two years, contributing to the establishment of a transparent management environment based on compliance management. In addition, he presented a sound and correct direction for corporate operation by examining various issues related to internal accounting and providing generous advice on matters to be improved.

He was recommended as a member of the Audit Committee this year in order to continuously maintain the operational soundness and stability of the Audit Committee based on his work expertise



BAE Hoon

Reasons for recommendation

Mr. Bae is a Korean-Japanese lawyer specializing in corporate legal advice and a certified public accountant in Japan who has a master's degree in business administration.

Due to the nature of the work of the Audit Committee, legal knowledge on compliance is required in addition to accounting competency. As a lawyer and certified public accountant at the same time, he has a wealth of knowledge and experience in law and accounting in general.

In particular, since he was appointed as a member of the Audit Committee last year, he has worked faithfully as a member of the Audit Committee based on his reasonable judgment and excellent sense of balance acquired while working as a lawyer. He was recommended as a member of the Audit Committee because it was confirmed that he had sufficient knowledge and experience necessary to perform the tasks of the Audit Committee, such as sharply checking issues even in large and small contracts and revisions of regulations of the company.

Main Activities of Audit Committee

1. Main Activities of Audit Committee in 2022

Throughout 2022, the Audit Committee held a total of 15 meetings, discussing 72 agenda items, including 25 cases of resolution and 47 cases of deliberation. The committee regularly reported on its activities to the Board of Directors.

The Audit Committee directly commands the internal audit team to monitor the audit activities of the Company and its subsidiaries. Based on a yearly audit plan, the Committee assesses the management and internal control of the Company and its subsidiaries, evaluates anti-money laundering (AML) efforts, reviews financial statements and business reports, and ensures appropriate disclosure policies are in place. Additionally, the Group compliance manager reports directly to the Audit Committee, providing updates on plans and results, as well as management's evaluation of the operation status of the internal accounting management system, which the Committee supervises.

The Audit Committee closely monitors Shinhan FG's financial activities through regular reviews of quarterly and semiannual reports from independent auditors. These reports help to ensure that the Company's accounting standards are being adhered to and that financial statements are accurately presented. In addition, the Committee also oversees the management's compliance with laws and Articles of Incorporation. To ensure that independent views are fully considered, discussions on critical issues with independent auditors are held in the absence of executives and internal auditors..

The committee also conducts face-to-face meetings with the head of the internal auditing team and relevant independent auditors to review key financial statement issues, process and results of external audits, and the appropriateness of consolidated financial statements.

In 2022, with the end of the periodic designation system, the Audit Committee decided on detailed standards and procedures such as audit time, audit personnel, audit remuneration, audit period, and auditor's independence and expertise for the selection of the next external auditor. Multiple candidates were considered and evaluated based on their independence, audit quality, and audit period, among other factors. As a result, KPMG Samjong Accounting Corporation was selected as the external auditor for FY2023-2025, and an audit contract was signed.

The Audit Committee requested for strengthened internal control on the Group's high-risk areas, bolstered risk management in information protection, and improved quality of accounting audits. Accordingly, the audit team conducted internal control monitoring, shared the results with subsidiaries, and established a consolidated internal transaction monitoring system. In addition, the audit team plans to strengthen the group information-security-related risk inspection activities by including information protection and ICT-related inspections in the 2023 audit plan.

VI Director Remuneration



(Agenda 6)

Approval of the Director Remuneration Limit

Director Remuneration

Agenda 6
Approval of the Director Remuneration Limit

Voting Item(s)

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company's Articles of Incorporation, we hereby request that the shareholders approve the following:

Directors Remuneration for FY2019~FY2022 (in KRW)

FY2023 (Proposed)	FY2022 (Approved)	FY2021 (Approved)	FY2020 (Approved)
3.0 billion*	3.5 billion	3.5 billion	3.5 billion

* Separately, a long-term performance-linked incentive in performance shares ("PS") is granted. The Company determines the PS by conducting performance evaluation on the next four-year period. The performance indicators include the increase in share price relative to the comparison group, the achievement level of net operating income and Return on Equity and NPL ratio before sales/write-off relative to a pre-established target. The maximum number of performance shares to be granted to the directors of the Board in respect of fiscal year 2022 is 30,000 shares, ranging from 0% to 100% of the maximum shares, provided that payments accrued in relation thereto shall be made in fiscal year 2026. It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares and annual incentives be made in fiscal year 2022 to the extent that the total number of such shares falls within the limit approved at previous shareholders' meetings held.

RECOMMENDATION:

Vote IN FAVOUR of the the maximum limit on director remuneration.

Director Remuneration

1. Proposed Director Remuneration Limit for 2023

Remuneration limit		KRW 3.0 billion
Number of Directors		11 Directors
	Non-independent director	2 Non-Independent Directors
	Independent director	9 Independent Directors

2. Actual payment of director remuneration in 2022

Total amount paid (A+B)		**KRW 1,813.6 mil.**
Non-Independent Director (A)		KRW 851.1 mil.
	Executive Director: **Cho Yong-byoung**	KRW 851.1 mil.[1)]
	Non-Executive Director **Jin Ok-dong**	-[2)]
Independent Director (B)		KRW 962.5 mil.
	Independent Director **Lee Yoon-jae**	KRW 88.0 mil.
	Independent Director **Park Ansoon**	KRW 71.5 mil.
	Independent Director **Byeon Yang-ho**	KRW 81.5 mil.
	Independent Director **Sung Jaeho**	KRW 88.5 mil.
	Independent Director **Huh Yong-hak**	KRW 82.5 mil.
	Independent Director **Yoon Jaewon**	KRW 85.0 mil.
	Independent Director **Jin Hyun-duk**	KRW 69.5 mil.
	Independent Director **Kwak Su Keun**	KRW 86.0 mil.
	Independent Director **Bae Hoon**	KRW 77.0 mil.
	Independent Director **Lee Yong Guk**	KRW 83.5 mil.
	Independent Director **Choi Jae Boong**	KRW 77.0 mil.
	Independent Director **Kim Jo Seol**	KRW 52.5 mil.
	Independent Director **Choi Kyong-rok** (Retired in March 2022)	KRW 20.0 mil.

Note 1) KRW 1,338.8 million, when including KRW 487.7 million of performance-linked incentives withheld
Note 2) Considering the concurrent position of an executive at a subsidiary, no separate remuneration is paid

Remuneration of Non-independent Directors

1. Executive Director Compensation: Cho Yong-byoung

The remuneration of CEO consists of base salary, activity allowance, annual incentives, and long-term performance-linked stock remuneration (PS). The level of remuneration is determined through resolution of the Board and Remuneration Committee within the scope of the amount resolved at the shareholders' meeting.
The basic salary and activity allowance are paid monthly by dividing the total annual salary by 1/12, and the total amount paid in 2022 is KRW 851 million. In addition, the annual incentives for 2021 to be paid in 2022 are KRW 488 million, but the payment is currently deferred.

Annual incentives are calculated by reflecting the level of achievement of the company's goals, scale of absolute profit, and performance evaluation grade, and are paid in the following year. However, after the supervisory authority's sanctions against the Lime Fund, all annual incentives are suspended.

The annual incentives for 2021 due to be paid in 2022 are KRW 488 million, currently withheld. In addition, the 1st Remuneration Committee held on March 3, 2021 revised the remuneration system so that annual incentives can be directly deducted if the evaluation score for strategy tasks of risk management is low in order to promote sustainable and sound performance creation.

At the third temporary Board meeting held on March 24, 2022, 30,000 shares of long-term performance-linked stock remuneration (PS) were granted to the CEO, and the exact payment amount will be confirmed later depending on the Company's long-term performance and stock price from 2022 to 2025.

The details of the CEO remuneration in 2022 are as follows.

Division ((Unit : KRW million)			Amount	Notes
Actual payment amount (A)				
	Total amount paid		**851**	There are existing 30,000 shares of long-term performance-linked stock remuneration (PS). The exact pay¬ment amount is to be confirmed later depending on the Company's long-term performance and stock price from 2022 to 2025
		Base salary.	**850**	The base salary, including activity allowance from work, is divided into 1/12 of the total annual salary and paid monthly, and it is determined by the resolution of the Board and Remuneration Committee within the scope of the amount resolved at the shareholders' meeting.
		Other Income	**1**	Benefits such as holiday incentives.
Amount withheld (B)				
	Incentives withheld		**488**	The full amount of incentives is withheld according to the internal regulations after the regulatory authorities' sanction procedures related to the Lime Fund are executed. The amount is subject to annual incentives in 2021, so it should have been paid during 2022, but the payment is currently withheld.

2. Non-Executive Director Compensation: Jin Ok-dong

Non-executive directors who concurrently serve as subsidiary executive shall not be paid.

Executive evaluation

1. Executive evaluation

The performance evaluation system of the CEO and the assessment results are determined by Remuneration Committee. The performance evaluation result is calculated by comprehensively reflecting group KPIs composed of shareholder value, profitability, soundness, risk and efficiency and strategic tasks composed of innovative/open digital transformation, expansion of future growth foundation, promotion of differentiated global growth, creation of sustainable performance, and preemptive risk management. At the 1st Remuneration Committee meeting held on March 3, 2022, long-term growth tasks has been newly established to quantitatively evaluate platform MAU, capital market competitiveness, global growth potential, and ESG financial performance that had been qualitatively evaluated previously in order to systematically measure and evaluate the achievements of strategic tasks to nurture Shinhan FG's long-term future growth engines.

The performance evaluation grade calculated by combining the KPI and strategic task evaluation results is reflected in calculating the annual incentives payment amount.

The specific 2022 CEO performance evaluation indicators and evaluation ratios are as follows:

CEO's Key Performance Evaluation Index in 2022

Group KPI [Financial performance index] 75%		
Index		**%**
Mid- to long-term growth	Total Shareholder Return (TSR)	15%
	Group customer base	10%
Profitability	Adjusted ROE	20%
	Adjusted ROA	15%
Soundness	NPL ratio	15%
Risk-related	RAROC	5%
Efficiency	Cost to income ratio	20%
Subtotal		**100%**

Key Strategic Tasks [Non-financial performance index] 25%		
Index		**%**
Innovative/Open Digital transformation	Platform MAU [long-term growth tasks]	17%
	Digital Investment and Partnerships	3%
Efficient growth	Capital Market Competitiveness [long-term growth tasks]	12%
	Inorganic Growth Performance	3%
Global connection and expansion	Global Growth Potential [long-term growth tasks]	8%
	Global Inorganic Growth Performance	2%
Preemptive risk management	ESG Performance [long-term growth tasks]	13%
	Efforts to reduce carbon emissions	2%
Dynamic corporate system Talent/Culture Leading Innovation	Evaluation of risk management, internal control and internal accounting management system	20%
	Promotion of Shinhan RE:BOOT	20%
Subtotal		**100%**

Remuneration of Independent Directors

1. Independent Directors

The company reformed the remuneration system for independent directors at the third temporary Board meeting held on March 24, 2016. For substantiating BOD activities with strong sense of obligation and responsibility for the respective role of independent director, the base allowance was reduced by KRW 1 million per month from April 2016 and strengthened the remuneration system in connection with the activity records, such as participation in the Committee in BOD etc. In the third temporary Board meeting held on March 27, 2019, the resolution was made to increase the base allowance by KRW 0.5 million per month in consideration of Group scale growth, expansion of business portfolio and extended scope of work and responsibility of independent directors.

At the first temporary board meeting held on February 5, 2021, with growing expectations for the role of independent directors and increase in time and effort spent on the Board, abolishment of attendance allowances was made and discussion on increasing the base salary by KRW 0.5 million took place.

Summary of Independent Directors' Remuneration in 2022

NO.	Name	Total amount of compensation (KRW million)	Other benefits over compensation
1	Lee Yoon-jae	88.0	General health examination (once)
2	Park Ansoon	71.5	-
3	Byeon Yang-ho	81.5	General health examination (once)
4	Sung Jaeho	88.5	General health examination (once)
5	Huh Yong-hak	82.5	-
6	Yoon Jaewon	85.0	General health examination (once)
7	Jin Hyun-duk	69.5	-
8	Kwak Su Keun	86.0	General health examination (once)
9	Bae Hoon	77.0	-
10	Lee Yong Guk	83.5	General health examination (once)
11	Choi Jae Boong	77.0	-
12	Kim Jo Seol	52.5	-
13	Choi Kyung-rok (Retired in March 2022)	20.0	-
	Total	**962.5**	

Remuneration of Independent Directors (continued)

As of 2022, the basic salary is KRW 4 million per month. Other allowances include the meeting allowances, which is KRW 1 million per Board meeting and KRW 0.5 million per committee meeting within the BOD. Also included in other allowances, the position allowance is KRW 1 million month for the Chairperson of the BOD and KRW 0.5 million per month for the Chairperson of the committee. In addition to the relevant remuneration, necessary expenses such as transportation and accommodation of independent directors residing abroad are paid on actual expenses, and in the case of position allowances, only the maximum amount is paid without duplicate payments.

This applies equally to all independent directors.

(1) Lee Yoon-jae

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**88.0**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	40.0	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	1	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(2) Park Ansoon

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**71.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	23.5	Meeting allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(3) Byeon Yang-ho

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**81.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	33.5	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	1	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(4) Sung Jaeho

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**88.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	34.5	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	1	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(5) Huh Yong-hak

	Items	Amount (KRW mil.)	Details
1	**Total amount of compensation**	**82.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	34.5	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(6) Yoon Jaewon

	Items	Amount (KRW mil.)	Details
1	**Total amount of compensation**	**85.0**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	37.0	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	1	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(7) Jin Hyun-duk

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**69.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	21.5	Meeting allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(8) Kwak Su Keun

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**86.0**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	38.0	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	1	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(9) Bae Hoon

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**77.0**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	29.0	Meeting allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(10) Lee Yong Guk

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**83.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	35.5	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	1	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(11) Choi Jae Boong

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**77.0**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	29.0	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(12) Kim Jo Seol

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**52.5**	
	Base payment	37.0	KRW 4.0 mil. per month (Appointed on March 24th, 2022)
	Bonus	-	
	Other allowances	15.5	Meeting Allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(13) Choi Kyung-rok

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**20.0**	
	Base payment	12.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	8.0	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Shinhan Financial Group

VII
Major issues

The Lime Fund Issue

1. Overview of Incident

The Lime Fund incident resulted in investor losses due to large-scale suspension of redemption mainly because of illegal operation of Lime Asset Management, and in this process, Shinhan took responsibility as a prime broker and a seller. Personnel measures for executives and employees directly related to the Lime Investment Product issue have been terminated, and measures to prevent recurrence and compensation for lime fund customers have been completed.

As a BOD member of SFG and as Shinhan Bank CEO, Jin Ok-dong played a key role in responding to the issue. He acted promptly by implementing customer compensation, improving the internal control system and changing the employee KPI system to prevent future recurrences.

Jin has always emphasized the importance of customer protection since his appointment as CEO of Shinhan Bank. In his inaugural address in March 2019,he articulated a commitment to protecting financial consumers and reviewing the Bank's strategies, initiatives, and products from the customer's point of view. The Lime Fund Incident occurred during a period in which Shinhan Bank was actively implementing this management philosophy by changing the employee KPI system and sales culture.

As soon as negative rumors about Lime Asset Management began circulating only three months after taking office, Jin ordered an internal investigation into the status of the Lime Funds in June 2019. The investigation found that there were no issues with the Lime Funds sold by Shinhan Bank, which were structured with customer protection mechanisms not found in Lime Funds sold by other banks. Nevertheless, in August 2019, Jin ordered the immediate suspension of sales as soon as the Financial Supervisory Service began its investigation into Lime Asset Management.

As customer damage began to occur due to the suspension of Lime Fund redemptions in October 2019, Jin took active steps to resolve the situation. He strengthened the internal control system, restructured the KPI system (in January 2020), and provided preemptive compensations for customer losses (in June 2020) in order to restore customer trust.
Considering the role of candidate Jin Ok-dong, the Financial Supervisory Service only sanctioned him with a 'cautionary warning', which was only a light sanction. This corresponds to “a level that does not impede the sound operation of a financial institution” according to the regulations of the financial authorities, and does not limit the executive qualifications of a financial company.

Although Candidate Jin Ok-dong's tenure as Shinhan Financial Group's non-executive director and Shinhan Bank president overlaps with the lime fund miss-selling sale period, this is a very short period of time from only 4 to 5 months, and It is realistically difficult to inspect products and take preemptive actions by the new non-executive director and new bank president who was appointed few months ago. **It is more reasonable to acknowledge the contribution of the measures described above to actually close the case rather than to ask for responsibility.** Please consider that **the CEO Recommendation Committee also took these points into consideration and selected him as the final management succession candidate.**

The Lime Fund Issue (continued)

(1) Shinhan Securities' Mis-selling of Lime Funds

① Relevant Facts

On November 12, 2021,following inspection by the Financial Supervisory Service (the FSS) that found violations of Financial Investment Services and Capital Markets Act (the FISCMA) related to the sale of Lime funds by Shinhan Securities including improper recommendation of funds, the Financial Services Commission (the FSC) ruled for Shinhan Securities partial suspension of business for 6 months, administrative penalty of KRW 1.8 billions, and, for some officers and employees, suspension from office for 3 months or request for dismissal. Shinhan Securities sold the Lime funds from April 2016 to August 2019. The officer in charge suspended from office was the former CEO of Shinhan Securities, and there were no sanctions against any executives or employees of SFG.

② Relevance to JIN Ok-dong, the CEO Nominee

JIN Ok-dong, the CEO Nominee, was appointed as a non-executive director of SFG **at the company's Annual General Meeting of Shareholders held on March 27, 2019, at which point 3 years had already passed since the Shinhan Securities' began to sell the Lime funds in April 2016. Further, JIN had been only four months into his term when the company ended its sale of the funds in August 2019.** Even if some responsibility of the Board of SFG is to be examined for the mis-selling the funds by Shinhan Securities, a wholly owned subsidiary of SFG, it would be excessive to hold responsible JIN, who was a non-executive director with only four months of overlap in the tenure, rather than the then Group CEO, who oversaw the group-wide management. The recent announcement by the Group CEO, CHO Yong-byoung, that he would "take responsibility for the private fund incident and get things in order," and "step down for the next generation" reflects the foregoing.

(2) Shinhan Bank's Mis-selling of Lime Funds

① Relevant Facts

On July 6, 2022, following the FSS' inspection that found violations of the FISCMA related to the sale of Lime funds by Shinhan Bank including mis-selling of the funds, the FSC ruled for Shinhan Bank partial suspension of business for 3 months, administrative penalty of KRW 5.71 billion, and a "cautionary warning" for the CEO of Shinhan Bank JIN Ok-dong . Shinhan Bank sold the Lime funds from April 2019 to August 2019. JIN was appointed the CEO of Shinhan Bank on March 26, 2019.

② Implication of Non-disciplinary Action by FSS

For Shinhan Bank, there was no disciplinary sanction against the CEO, unlike the case for Shinhan Securities. According to the relevant regulations, there are five levels of sanction that may be imposed on officers of financial institutions: Recommendation of Dismissal, Suspension of Duties, all or in part, Reprimand Warning, Cautionary Warning, and Caution. Among them, the first three levels, i.e., Recommendation of Dismissal, Suspension of Duties, all or in part, Reprimand Warning arising from the violation of the FISCMA are regarded as "Severe Sanction" that require resolution by the FSC; the remaining two, i.e., Cautionary Warning and Caution are regarded Light Sanction that the Governor of FSS may impose directly. Executives of financial companies, compared to those of non-financial, general companies, are subject to stricter and heightened qualification standard and thus, one may not be appointed as executive of financial companies for 5 years after a dismissal recommendation, for 4 years after the end of the suspension from office, for 3 years after reprimand warning (Article 5(1)6 of the Act on Corporate Governance of Financial Companies, Article 7(2) of the Presidential Decree of the Act, Article 18 of the Regulation on Audits and Sanctions on Financial Institutions). In relation to the incident, **Candidate JIN received "Cautionary Warning," a measure that would not constitute a reason for executive disqualification under the relevant laws.** SFG's CEO Recommendation Committee, upon consideration of the above, determined that candidate JIN's roles and acts in this incident was not at the level that would disqualify him as the CEO of the SFG. On the contrary, candidate JIN made a significant contribution to strengthen the internal controls related to the sale of financial products, as seen below.

The Lime Fund Issue (continued)

2. Candidate JIN's Efforts to Strengthen Internal Controls for Sale of Financial Products

(1) Major Action Taken as the CEO of Shinhan Bank

Candidate JIN was appointed as the CEO of Shinhan Bank only 20 days before April 15, 2019, when the bank started selling Lime funds. When candidate JIN was appointed as the bank's CEO, the funds was actively in sale at the affiliate Shinhan Securities, and was fully ready for an active sale in the bank as well. It would be difficult for a newly appointed CEO to recognize and anticipate the dangers of an individual financial product and take preventive measures against it.

Instead, on April 19 which was soon after his appointment as the CEO, JIN **ordered to reform the current KPI into a more customer-centric one, and in June 2019, ordered for an in-depth report on the Lime funds.** From such orders, reformed customer-centric KPIs were implemented in July 2019, and JIN received a report that did not identify any special issues involved with the Lime funds.

(2) Reform to Customer-centric KPIs

The customer-centric KPIs driven by candidate JIN were intended to enhance the customer protection principle, thereby focusing on not only the "results" of the performance but also the "process" involved in the performance when evaluating branch performance. It was to refrain from selling products unfavorable to the customers for the sake of competition and provide more appropriate products to the customers such that they may be handled more safely. For example, candidate JIN mentioned in a management roundtable that **"Setting revenue target in fee income may cause mis-selling, so we would not give these targets"—he put forth efforts to protect the customers' interests by preventing mis-selling and other unfavorable actions, as opposed to striving for short-term performances.** Such measure was clearly an opposite direction to the "sales promotion to private equity funds," which was emphasized before his appointment.

(3) Strengthened Internal Controls

Candidate JIN put forth considerable time and effort into measures to strengthen internal controls. On August 12, 2019 at the 3rd Internal Controls Committee of the Year 2019, JIN specifically requested for a **"more in-depth implementation of customer protection measures,"** and emphasized "priority on **internal controls over profits"**. On December 9, 2019, at the 4th Internal Controls Committee of year 2019, JIN commented that **"although there was perceptions in the past that business promotion and internal controls are separate, business should be conducted always with the internal controls in mind, and performance must be grounded in compliance of the laws, especially when developing financial products."**

As part of such efforts to strengthen internal controls, Shinhan Bank (i) created in January 2020 **an independent Customer Protection Group** for promoting customer-centric culture, the first among the national banks, and **a system to suspend investment product sales** for branches with subpar performance at mystery shopping assessment, (ii) performed in April 2020 an inspection on and support measure for 23 dedicated personnel for customer protection, and (iii) launched in July 2020 a Product Supervision Team that establishes internal manuals to govern product suspension process, supervision of investment products, and inspection of private equity funds.

(4) Differentiation of Lime Fund sold by Shinhan Bank

The Lime Fund sold by Shinhan Bank is a fund whose underlying assets are trade receivables held by a trading company located in Singapore, and in the event of insolvency in the receivables, the exposure was covered by insurance company, providing dual safety from the customer's point of view. In addition, the maturity of the product is usually 12 to 13 months, which is the same as the maturity date of the underlying asset. For reference, lime products sold by other banks do not have guarantee of insurance companies, and the maturity of the product is 6 months, which is shorter than the maturity of the underlying asset, and the product has a structure in which commissions are received twice from the customer. Unlike other bank, from the product design stage, we sold products designed with a safe structure from the customer's point of view.

From the early stage when negative rumors about Lime Asset Management spread, Shinhan Bank continuously reviewed closely whether there were any problems with the products sold by Shinhan Bank under the direction of JIN Ok-dong, the CEO of Shinhan Bank, in June of 2019, and at that time, it was reported that there were no issues with product. As negative rumors about Lime Asset Management spread again in July of 2019, Shinhan Bank received the list of trust assets from Lime Asset Management and again confirmed that the products sold by Shinhan Bank were safe.

In addition, the company that holds the underlying assets of the Lime Fund sold by Shinhan Bank is a trading company located in Singapore, and at the time it was a company that was actively trading with the Shinhan Bank Singapore branch. In July of 2019, a detailed review was conducted on the company's financial status, and in November of 2019, the Head of the Investment Product and Services(IPS) from Shinhan Bank visited Singapore to conduct due diligence on the underlying

The Lime Fund Issue (continued)

assets on site.
Despite these continuous self-efforts, as the Singapore brokerage trade market collapsed following the spread of COVID-19 after 2020, insolvency occurred in trade receivables, which were the underlying assets, and Lime Asset Management also suffered from large-scale redemption suspensions, making the company difficult to repay, Insurance companies also delayed the payment of insurance guarantees, so the redemption of fund product with a double-safety structure sold by Shinhan Bank was eventually stopped. If the insurance company's insurance payment was normally made and the customers' investment money was normally redeemed, neither the supervisory authority's sanctions nor customer losses would not have occurred.

3. Efforts of Shinhan Financial Group's Board of Directors

Shinhan Financial Group's Board of Directors, like Shinhan Bank, received an immediate report on the situation after the incident occurred in October, 2019, and continuously monitored the situations from bank and securities.
In August of 2019, the board requested a report on the recent updates of risk management for overall investment products as negative rumors spread about investment products such as Lime fund. The CEOs of Shinhan Securities and Shinhan Bank mentioned overall atmosphere of the market at that time of report. In particular, Jin Ok-dong, CEO of Shinhan Bank emphasized that he is considering restricting the sale of high-risk structured products to prevent risk factors such as loss of customer assets and miss-selling. Under the circumstances, he also highlighted that the bank's profit could decrease by approximately KRW 100 billion every year.

After the suspension of redemption of Lime Asset Management was announced in October of 2019, Shinhan Financial Group's audit team immediately reported the current status to the board of directors. The BOD also received a report on the status of lime funds sold by bank and securities. From 2019 to present, 6 meetings of the Board of Directors, 16 meetings of the Audit Committee, and several meetings have been held to report on the current status and review of customer protection and recurrence prevention measures.

In particular, Jin Ok-dong, CEO of the bank, as a non-executive director of the group, played an important role by promptly and transparently reported incidents that occurred at the bank level to the Group's Board of Directors so that the Board can quickly grasp the situation, review the Group's recurrence prevention measures, and protect lime fund customers..

In addition, the Board recommended a person with expertise after the resignation of the CEO of Securities and the head of the WM group of bank and securities, who were responsible for the Lime fund incident, and carried out various personnel reforms, such as deferring incentives for the Group CEO, Cho Yong-byoung, and Shinhan Bank CEO, Jin Ok-dong.

In particular, after the Board meeting on August 13, 2021, the group's board of directors' recommendations related to customer investment products were notified to major subsidiaries, such as bank and securities, to “Putting customer value as the Group's top priority, and doing our best within the permissible scope as a financial company.”, “To this end, the subsidiaries should also set the principle of compensation for lime fund customers, and make active efforts to enhance customer value and compensate customers”

As such, Shinhan Financial Group's Board of Directors has been making continuous efforts to enhance customer value through efforts to prevent recurrence and recommending preemptive compensation for lime fund customers, and plans to actively support the Group to regain customer and investor trust in the future.

The Lime Fund Issue (continued)

Response by Shinhan Bank(CEO JIN Ok-dong) to the Lime Issue:

1. Improvement of KPIs and reorganization of PWM

As a measure to realize customer-centric value the CEO had stressed before his appointment,
KPIs were reformed swiftly upon the appointment.
Measures taken by JIN was a clearly an opposite to the then prevalent trend of "sales promotion of private equity funds".

1
Executive Workshop
(April 19, 2019)

"For the WM group, **it is necessary that sales related indicators be discontinued,** and instead products advantageous to customers may be sold"
"Review the bank-wide effect when implementing KPI focusing on customer earnings"

2
Executive Management Debate
(June 28, 2019)

"Direction for PWM reform is clear. We will reform, no matter what.
Since setting targets for non-interest may lead to mis-selling, we would not giving these targets."

	1H 2019	2H 2019	2020
Customer Indicators (Customer management, Customer Satisfaction)	**26%**	**35%**	**80%**
Strategic Indicators (Fees from Sales, etc.)	42%	33%	-

The Lime Fund Issue (continued)

Response by Shinhan Bank(CEO JIN Ok-dong) to the Lime Issue:

2. Issue Identification of Lime Asset Management in June 2019

Immediately upon being aware of the negative rumors surrounding Lime Asset Management,
the CEO JIN ordered for measures to identify the issue.

In June of 2019, When rumors about the Financial Supervisory Service investigation into Lee Jong-pil, vice president of Lime Asset Management, spread in the industry, **the head of the IPS from Shinhan Bank was instructed to check whether the rumors were related to products sold by Shinhan Bank → As a result of verification and confirmation from the person in charge,** Shinhan Bank received a report **that there is no particular problem with the Lime Fund that is being sold.**

In July of 2019, after the re-spread of negative rumors about Lime Asset Management, **Shinhan Bank received the list of trust assets from Lime Asset Management and confirmed that the products sold by Shinhan Bank were safely operated.**

In July of 2019, The company that holds the underlying assets of the Lime Fund sold by Shinhan Bank is a trading company located in Singapore, which already had active transactions with the Singapore branch of Shinhan Bank at the time. Later, **in November of 2019, the head of IPS from Shinhan Bank visited Singapore and conducted due diligence on the underlying assets on site to confirm the existence of trade receivables.**

In August of 2019, **At Shinhan Bank's strong request, executives and employees of Lime Asset Management visited Shinhan Bank twice and confirmed that the products sold by Shinhan Bank were being operated as described in the proposal.**

<Excerpt>

✓ **The rumor that LEE Jong-pil is under investigation by the FSS**
- As Lime is preparing for the permit for its public offering fund, the FSS is investigating LEE, a Canadian national, as part of discussions regarding the permit

✓ **The rumor that Lime is using balance from new funds to pay off older funds**
- As most of their funds are closed funds, refinancing the funds upon maturity is not illegal Provided, balance of the product recently sold by Woori Bank has increased rapidly, so Shinhan Bank decided not to sell the product

✓ **The rumor that there are liquidity constraints on trade finance products**
- Due diligence by Shinhan Securities found that there are no liquidity constraints; redemptions being made without problem
- Most of alternative investment by the bank is being provided after credit enhancement through insurance by a global insurance company on trade receivables of Singapore branch's major customers

The Lime Fund Issue (continued)

Response by Shinhan Bank(CEO JIN Ok-dong) to the Lime Issue:

3. Comments at the Internal Control Committees

The CEO JIN fulfilled his supervisory duties by emphasizing at the Internal Controls Committees an extra caution to prevent mis-selling of investment products.

Excerpts from FY2019 3rd **Internal Controls Committee** Meeting Minutes (Aug 12, 2019)

CEO Comment on 1H 2019 Report from Compliance Officer

<Excerpt>
- We should keep ourselves alert with matters related to financial customers: consumer protection, fair competition and fair treatment will continue to be an important industry topics.
- Those are the areas with placing relatively less priority in the midst of growth-oriented Korean economy including the financial sector—Bank also needs to consider this aspect in a thorough manner.
- When deemed appropriate, it may be possible to conduct a joint audit with the Audit Department, and make implementation of consumer protection in a more rigorous manner.
- Business functions and compliance should maintain checks & balances in this efforts.

CEO's Concluding Remarks

<Excerpt>
- Compliance is now a key to survival: Loans & deposits are to maintain and operate while compliance directly affects sustainability of the organization, therefore must be emphasized as a matter of importance.
- Unfair trade and mis-selling are very important topics to review in the consumer protection area.
- Internal control has in part been treated with a mere formality but now the management, and business group leaders must manage internal controls in a thorough and robust manner, placing top priority over financial numbers.
- The mis-selling of DLS related to German bonds recently on press is expected to be an issue in the market, and we must pay higher attention on the sales of investment products.

Excerpts from FY2019 4th **Internal Controls Committee** Meeting Minutes (Dec 9, 2019)

CEO Comment on Report from WM Group on Internal Controls Activities

<Excerpt>
- **Business promotion and internal controls** of the WM Group are reported every time, but the **internal controls for the business groups with the matrix structure need to be examined more thoroughly.** There are differences in regulations for each industry, and there is a performance-oriented culture in the matrix organizations which may lead to possible shortcomings in procuring procedural rightness. More stricter standards should be considered for matrix organizations compared to other business groups.
- **Business and internal controls are equally important**: There has been a misguided perception that the two are separate or mutually exclusive. However, **business should go always with the internal controls in mind, and performance must be grounded in compliance of the laws, especially when designing financial products.**

The Lime Fund Issue (continued)

Response by Shinhan Bank(CEO JIN Ok-dong) to the Lime Issue:

4. Suspension of Investment Product Sales

Conduct mystery shopping on investment products for all branches



Insufficient to Poor-performing branches are subject to re-conduct



Temporary suspension of investment products sales for 1 month and conducted mandatory training on complaint sales

<Excerpt>

Re-Conduct of Derivatives-Linked Products (ELT, ELF) Mystery Shopping on Poor-Performing Branches

1. **Overview of the Re-conduct of Derivatives-Linked Products (ELT, ELF) Mystery Shopping**
   - A. Period: July 1, 2020 (Wednesday) ~ July 13 (Monday)
   - B. Branches subject to re-conduct: 114 branches assessed as "insufficient" (below score of 70) or worse on the first mystery shopping
   - C. Criteria for assessment: Compliance of ELT, ELF standard sales process (the suitable/unsuitable type for non-elderly)
   - D. Results
     - 96 branches performed at "outstanding" level from increased interest
     - As announced, branches below "insufficient" (below score of 70) subject to suspension from investment products and additional training

2. **Distribution of Mystery Shopping (Derivatives-Linked Securities ELT, ELF) Scores for each Branch**

Level	Score	First mystery shopping, all branches (655 branches)	Re-conducted branches (114 branches)	Measures
Outstanding	Above 90	495	96	-
Satisfactory	80 ~ below 90	31	7	
Fair	70 ~ below 80	13	3	
Insufficient	60 ~ below 70	63	6	Investment product sales to be suspended
Inadequate	50 ~ below 60	41	1	
Poor	Below 50	12	1	

The Lime Fund Issue (continued)

Response by Shinhan Bank(CEO JIN Ok-dong) to the Lime Issue:

5. Implementation of Customer Protection Measure

Timing	Measure	Description
On Regular Basis	Review of "Voice of Customer"	Discuss how to improve upon review of Voice of Customer, at the weekly Executives Meetings
June 2019	"War against Fake Accounts"	Campaign against voice phishing (Damages: KRW 29.2 billion in May to KRW 4.5 billion in September)
July 2019	Customer-centric KPIs	Customer Indicators (Customer management, etc.)↑ / Strategic Indictors (Sales fees, etc.)↓
January 2020	Expanded implementation of customer-centric KPIs	Expand the pilot test of new KPIs for full implementation (2x compared to the first half)
	Independent Customer Protection Group	Establish an independent group for promotion of customer-centric culture, first among the national banks
	Suspension of investment products	Introduce a sales suspension system for low-performing branches in the mystery shopping assessment, first among the national banks
	"Grow Together" assessment system	Refrain from performance competition → autonomous business processes / assessment of the procedures and verification of procedural justification
April 2020	Customer-centric branches	Newly create customer–centric branches for public interest and customer convenience (especially for the elderly and customers with limited financial accessibility)
	Officers for financial customer protection operations	Maintain dedicated personnel for customer protection(23 members) → inspection of/support for them conducted
	Anti-phishing platform	Operations for a platform against electronic financial frauds (Damages: KRW 2.8 billion in March to KRW 0.8 billion in December)
	Customer-centric communications structure	Revise customer experience service survey structure and conduct survey tailored for each customer
July 2020	Product Supervision Team	Prepare product supervision policy; conduct products supervision including review of private equity funds, etc. (Promoted from a team to a department)
November 2020	Shinhan Ombudsman	Seek advice and consult with industry experts on policy/system/product

The Lime Fund Issue (continued)

Response by Shinhan Bank(CEO JIN Ok-dong) to the Lime Issue:

6. Comparison of Lime Fund Sales : Shinhan Bank vs. Bank A

Item No.	Shinhan Bank	Bank A
Representative Selling Product	**Lime CI Fund, etc.**	Lime Trade Finance Fund, etc.
Sales Balance	**Approximately KRW 270 billion**	Approximately KRW 350 billion
Product Structure and Major Risks	**- Risk hedged for underlying assets with insurance coverage from insurance companies - Product maturity in line with underlying asset maturity (about 12 months respectively)**	- In case of insolvency of underlying assets, there is no guarantee condition of insurance company, customer loss occurs - Structure of overlapping fee collection due to mismatch between product maturity of 6 months and underlying asset maturity of about 12 months
Sales Period	**April 2019 to August 2019**	June 2017 to April 2019
Tenure of the Bank CEO	**March 2019 to December 2022 (Overlap with the sales period: about 4 months)**	December 2017 to March 2020 (Overlap with the sales period: about 16 months)
Measures Imposed by Financial Authorities against the Bank CEO	**Non-disciplinary Action (Cautionary Warning)**	Diciplinary Action (Reprimand Warning)

The Lime Fund Issue (continued)

Board-level discussions related to investment products

Category	Date	Meeting	Agenda	Remarks
BOD	NOV. 15, 2019	FY2019 4th Regular	Report on issues pertaining to LIME funds and Heritage DLS	-
BOD	JAN. 21, 2020	FY2020 1st Ad-hoc	Report on issues pertaining to LIME funds and Heritage DLS	-
BOD	MAY. 13, 2021	FY2021 2nd Regular	Update on the progress of investment products review and its impact	-
BOD	AUG. 13, 2021	FY2021 3rd Regular	Status of investment products sales and future direction	-
BOD	OCT. 26, 2021	FY2021 7th Ad-hoc	Update on the progress of investment products review	-
BOD	MAY. 12, 2022	FY2022 2nd Regular	Follow-up measures on the investment products issue	-
Audit Committee	NOV. 14, 2019	FY2019 11th Committee	Report on issues pertaining to LIME funds and Heritage DLS	-
Audit Committee	DEC. 31, 2019	FY2019 15th Committee	Report on issues pertaining to LIME funds	Report separately
Audit Committee	MAY. 20, 2020	FY2020 7th Committee	Report on issues pertaining to LIME funds and Heritage DLS	Report separately
Audit Committee	AUG. 12, 2020	FY2020 9th Committee	Report by external auditors on 1H 2020 financial statements review	Discussion on settlement/accounting
Audit Committee	NOV. 12, 2020	FY2020 10th Committee	Report by external auditors on 3Q 2020 financial statements review	Discussion on settlement/accounting
Audit Committee	FEB. 05, 2021	FY2021 1st Committee	Report on the audit plans for the 20th fiscal year	Discussion on settlement/accounting
Audit Committee	FEB. 22, 2021	FY2021 2nd Committee	Interim report on the audit of 20th fiscal year	Discussion on settlement/accounting
Audit Committee	APR. 28, 2021	FY2021 7th Committee	Report on the Sanctions Deliberation Committee decision and Dispute Settlement Committee's recommendations on Shinhan Bank	Report separately
Audit Committee	MAY 13, 2021	FY2021 8th Committee	Report by external auditors on 1Q 2021 financial statements review	Discussion on settlement/accounting
Audit Committee	NOV. 11, 2021	FY2021 10th Committee	Report by external auditors on 3Q 2021 financial statements review	Discussion on settlement/accounting
Audit Committee	DEC. 09, 2021	FY2021 11th Committee	Report on FSS inspection results on Shinhan Investment Corp.	Discussion on settlement/accounting
Audit Committee	DEC. 30, 2021	FY2021 12th Committee	Report by internal audit department on FY2021 audit plans	Discussion on settlement/accounting
Audit Committee	FEB. 22, 2022	FY2022 2nd Committee	Interim report by internal audit department on FY2021 audit	Discussion on settlement/accounting
Audit Committee	OCT. 06, 2022	FY2022 11th Committee	Report by internal audit department on FY2022 audit plans	Discussion on settlement/accounting
Audit Committee	DEC. 08, 2022	FY2022 13th Committee	Update report on issue products	-
Audit Committee	DEC. 26, 2022	FY2022 15th Committee	Review of accounting for additional provisioning and issue products	Discussion on settlement/accounting

The Lime Fund Issue (continued)

Specifying the R&R of the holding company's BOD (Aug. '21 BOD Meeting)

The Board clarified the R&R of the holding company's BOD.

① Receive cause and progress reports from subsidiaries,

② Assess the adequacy of subsidiary's response,

③ Review the adequacy of customer protection measures,

④ Assess the adequacy of measures taken to prevent recurrence

→ on material issues that may lead to serious damage on shareholder value, critical failure in consumer protection, etc.

BOD Recommendations Regarding Investment Products (Sent to subsidiaries on 20 August, 2021)

Title: Notification of BOD Recommendations Regarding Investment Products

In accordance with the result of Shinhan Financial Group's 3rd regular Board Meeting, recommendations are hereby given to subsidiaries.

1. Overview of Shinhan Financial Group's Board Meeting

- Date: Friday, 13 August, 2021
- Board Session: 3rd Regular Board Meeting
- Meeting Agenda: 5. Review on the current status of investment products sold to customers and future direction

2. Main Contents for Discussion

- Review of the current status of investment products sold to customers
- Report on the measures to prevent recurrence from a customer protection-perspective
- Discussion of issuing BOD recommendations for Group subsidiaries

3. BOD Recommendations for Group subsidiaries

"Customer value is the top priority of Shinhan Financial Group, especially in the context of the investment product issue. As a financial company, we are committed to making every effort within the limits of what is permissible to address the issue. We strongly encourage all Group subsidiaries involved to actively work towards customer value enhancement and customer compensation for losses incurred."

(Appendix) Customer Protection Measures (Including examples of compensation principles for customers)

※ For reference, the contents related to consumer protection measures as discussed by the Board is attached.

Heo Young Taeg
Chief Management Officer, Shinhan Financial Group

TO: Strategy Planning Department (Shinhan Bank), Customer Protection Department (Shinhan Bank), Audit Department (Shinhan Investment Corp.), Strategy Planning Department (Shinhan Investment Corp.), Product Management Department (Shinhan Investment Corp.)

Matters Regarding the Group CEO's Legal Case

1. Legal Proceedings relating to the Group CEO, Cho Yong-byoung

Mr. Cho Yong-byoung, CEO of Shinhan Financial Group ("SFG"), was indicted in October 2018 for alleged obstruction of business and violation of the Equal Employment Opportunity and Work-Family Balance Assistance Act ("Equal Employment Act") in the hiring process when he was Shinhan Bank's CEO from 2015 to 2016. In January 2020, the Seoul Eastern District Court acquitted him of all charges of violation of the Equal Employment Act, while finding him partially guilty of obstruction of business. However, in November 2021, the Seoul High Court acquitted him of all charges of obstruction of business and violation of the Equal Employment Act. **Finally in June 2022, the Supreme Court upheld this acquittal judgment, resolving all the uncertainties and risks surrounding SFG's governance from the legal proceedings.**

2. SFG Board's Actions relating to the Legal Proceedings

From the beginning of the indictment of Mr. Cho in 2018 to the final acquittal by the Supreme Court in 2022, the board of directors of SFG (the "Board") continued in-depth monitoring and review of this important matter, including the progress of legal proceedings, risks to SFG's corporate governance and possibility of impairment of shareholder value.

(1) 2019 ~ 2020: Review and Action of the Board around the Time of Reelection of Mr. Cho as the Group CEO Cho

The Board selected a group of candidates and the final CEO candidate after a total of four meetings of the CEO Recommendation Committee from November to December 2019. At the Board meeting held in December 2019, Mr. Cho Yong-byoung was nominated as the final candidate.

At that time, the Board's evaluation of Mr. Cho included "high marks were given for the insights and organizational management capabilities required for the CEO of SFG with his accumulated experience and expertise, as well as his management capabilities recognized for his achievement to make SFG a leading financial group in Korea." Based on such assessment, the Board determined that Mr. Cho was the right person to lead organizational changes in response to the new financial paradigm and to bring about distinguished outcomes by exploring new markets, including the global markets and digital markets.

The Board at that time determined that it was inappropriate to decide on Mr. Cho's eligibility for CEO candidate based solely on the indictment against him. The Board also contemplated that it was necessary to verify the legal validity of allegations considering similar precedents in Korea, and determined that the Board would need to wait the Supreme Court's final decision to come out in light of the Korean judicial

(2) First Half of 2021: Review and Action of the Board Formed After March 2021

The new Board formed after SFG's annual general meeting of shareholders in March 2021 re-examined the opposing recommendations from some of the proxy voting advisory firms as to the shareholders' meeting agenda for the appointment of directors.

During the first half of 2021, the Board re-examined the decision to re-elect Mr. Cho from both procedural and substantive, factual perspectives, and concluded that the decision was made on reasonable grounds. First, from a procedural perspective, the Board determined that it would be inappropriate to determine the eligibility for the CEO solely based on the indictment. The Board also determined that disqualification solely on the basis of the indictment would not only be against the presumption of innocence but also result in the prosecutors, not SFG's shareholders or Board, exercising power to remove the Group CEO without a legal due process or objective verification through legal proceedings. Second, from a substantive and factual perspective, the Board decided to monitor the progress of the litigation in the appellate court, noting the trial court's decision that did not find Mr. Cho directly have part in the actual employment decisions as well as the fact that there existed considerable discrepancies between the decisions rendered by the Supreme Court and the views of the prosecutors' office in similar precedent cases in Korea

It is the Board's view that such decision was made based on accurate information on the basis of the Board's expertise and independence, eventually having a positive effect on SFG's shareholder value by minimizing uncertainties in its corporate governance. At the time of the decision, the Board communicated to the investors its review and decision by way of a letter to shareholders delivered by email and also posted on the website.

Matters Regarding the Group CEO's Legal Case (continued)

(3) November 2021: Review and Action of the Board around the Time of the Appellate Court Decision

At a regular meeting of the Board on November 18, 2021, a few days prior to the appellate court’s ruling, the Board deliberated and discussed various alternatives to cope with the expected appellate court’s decision, agreeing to another Board meeting immediately after the ruling to discuss plans, if necessary. However, as Mr. Cho was acquitted of all charges against him in the appellate court on November 22, 2021, no further action at the board level was deemed necessary. The Board immediately shared the ruling of the appellate court with the investors by way of a letter to shareholders.

(4) June 2022: Final Ruling of Supreme Court

On June 30, 2022, the Supreme Court upheld the appellate court’s decision, finalizing the acquittal of Mr. Cho on all charges. As a result, the Board’s view was that all the concerns and uncertainties surrounding SFG’s governance relating to the Group CEO's legal case were resolved. The Board immediately communicated this to the investors by way of a letter to shareholders.

Matters Regarding the Group CEO's Legal Case (continued)

3. Conclusion

The Board has continued its in-depth reviews and discussions concerning Mr. Cho's legal case at each critical phase and progress and made its best efforts for reasonable decisions in consideration of various relevant matters, with the outside directors with pertinent expertise playing an important role. The Board also notes the rulings of the appellate court and the Supreme Court that acquitted Mr. Cho of all allegations against him. The Board believes that all concerns raised by some of the proxy voting advisory firms relating to the Group CEO's legal case have been resolved as a result of the final acquittal of Mr. Cho and his resignation as well as the Board's continued efforts to address those issues and concerns.

Despite the resolution of all legal risks, Mr. Cho expressed in an interview with the CEO Recommendation Committee his intention to resign at the end of the current term in order for changes in SFG through a generational transition opening up opportunities for a group of competent candidates to grow to lead SFG and to contribute to stable and sustainable governance for SFG.

Following Mr. Cho's resignation, the Board of Directors has nominated Jin Ok-dong, the former CEO of Shinhan Bank, as the CEO candidate through the CEO Recommendation Committee in accordance with the Group's CEO succession process. The CEO nominee, Jin Ok-dong, has been in the banking business for about 42 years, gaining experience in various tasks throughout the financial industry and accumulating expertise. As the CEO of Shinhan Bank for the past four years, he achieved record-high net income through balanced crisis management and business capabilities, even amid the unprecedented COVID-19 situation. He also successfully led digital transformation and established a foundation for sustainable growth through ESG management.

For reference, Mr. Jin's re-election as a non-executive director of Shinhan Financial Group was included in the AGM agenda in March 2021. Some proxy advisors recommended voting against him on the grounds that he did not take action to remove Mr. Cho Yong-byoung from the Board. However, as previously mentioned, **the Board conducted an in-depth review at each stage of Mr. Cho's trial, and both the appellate court and the Supreme Court acquitted him of all charges.** Therefore, it seems **excessive to recommend voting against executive director who is not an independent director.**

Given the incumbent CEO's expressed intention to resign, failure to elect a competent CEO nominee like Mr. Jin Ok-dong at the AGM due to the recommendation of a proxy advisor related to the trial that ended with acquittal would lead to a CEO vacancy, and, consequently, result in a serious infringement on shareholder value. The process of verifying and recommending new candidates for approval at the general meeting of shareholders would take several months, causing considerable confusion and anxiety.

Mr. Jin's experience and competence are essential to cope with the rapidly changing business environment and overcome economic headwinds. The Board requests shareholders and proxy advisors to exercise fair judgment, so that Mr. Jin Ok-dong can create outstanding and stable performance as the Group's CEO.

Matters Regarding the Group CEO's Legal Case (continued)

4. FAQs

Q1.

How has the Group CEO's legal case proceeded?

A1.

Cho Yong-byoung, the CEO of Shinhan Financial Group, was prosecuted on October 31, 2018 for alleged obstruction of business (hiring process) of Shinhan Bank, interviewers and other relevant participants and violation of the Equal Employment Act in the hiring process of Shinhan Bank in 2015 and 2016 when he was the CEO of Shinhan Bank.

The prosecution alleged that Mr. Cho conspired with HR staff to engage in recruiting irregularities that wrongfully passed a total of 130 candidates in their document or interview screenings (charge of obstruction of business) and gender discrimination for 101 of them (charge of violation of the Equal Employment Act). The defense counsel asserted that the prosecution's allegations were not factual and argued against the prosecution's interpretation of relevant laws and evidence.

On January 22, 2020, the Seoul Eastern District Court (court of first instance) acquitted Mr. Cho of obstruction of business in relation to 127 candidates and of violation of the Equal Employment Act in relation to all 101 candidates, only finding him partially guilty in relation to three (3) candidates. Even as to these three (3) candidate cases, however, the court accepted that Mr. Cho did not specifically take part in the selection process.

Thereafter, on November 22, 2021, the Seoul High Court (court of appeal) revoked the district court's guilty verdict on Mr. Cho (regarding the three (3) candidates above) to effect an acquittal and also dismissed all the prosecution's appeals on the district court's acquittal, thereby the appellate court acquitted Mr. Cho of all the allegations in the prosecution.

On June 30, 2022, the Supreme Court dismissed all the appeals of the prosecutors' office, finalizing the appellate court's ruling. As a result, Mr. Cho was acquitted of all charges, and all judicial risks and uncertainties surrounding SFG's governance were resolved.

Chronology of the Group CEO's Legal Proceeding

Date	Jurisdiction	Details
Oct. 31, 2018	Seoul Eastern District Prosecutors' Office	· Prosecution for obstruction of business and violation of the Equal Employment Act · Total of 130 candidates
Jan. 22, 2020	Seoul Eastern District Court (1st trial)	· Partially guilty of obstruction of business (with respect to 3 candidates only) · Acquitted of all alleged violations of the Equal Employment Act
Nov. 22, 2021	Seoul High Court (appellate court)	· Revoked the lower court's partial guilty verdict on obstruction of business and acquitted all allegations with respect to the three candidates as to which the lower court found guilty · Upheld the lower court's acquittal of all alleged violations of the Equal Employment Act
Jun. 30, 2022	Supreme Court (third and final court)	· Upheld acquittal of both obstruction of business and violation of the Equal Employment Act allegations (final ruling)

Matters Regarding the Group CEO's Legal Case (continued)

4. FAQs (continued)

Q2.

What review or action did the Board conduct during the Group CEO's legal proceedings?

A2.

The Board continued close monitoring and in-depth review of the progress of the legal proceedings and related various risks to SFG's governance from the beginning of the prosecution of Mr. Cho in 2018 to the final acquittal by the Supreme Court in 2022. In particular, the Board formed in March 2021 noted the objections of certain proxy voting advisory firms and some investors, and closely monitored and reviewed the Group CEO's legal proceedings from both procedural and factual perspectives. After such review, the Board decided that it would need to wait the outcome in the appellate court. **Considering the acquittal by the appellate court and the Supreme Court on all the allegations against Mr. Cho, the Board believes that its decision at that time under the circumstance was appropriate. Had the Board acted on an immediate change in SFG's governance, such as the dismissal of the Group CEO immediately after the prosecution, it would have affected SFG's shareholder value negatively due to increased uncertainties in corporate governance.**

In addition, despite resolution of all legal risks surrounding him, Mr. Cho decided to resign from his candidacy for the next term in order to effect a generational transition in SFG's leadership. Under these circumstances, it would be rather excessive and also not helpful for the enhancement of shareholder value if "against" recommendation continues without a sunset period when the problematic case was closed to be not a problem.

Board Meetings Relating to the Group CEO's Legal Proceeding

BOD Meeting Date	Regular / Ad-hoc	Agenda
Oct. 17, 2018	Ad-hoc	Report on material issues
Aug. 23, 2019	Ad-hoc	Report on material issues (report on improvement of bank hiring procedures)
May 13, 2021	Regular	Progress of the lawsuit regarding the bank's hiring and status on the Board's responses
Aug. 12, 2021	Ad-hoc	Report on the progress of the lawsuit regarding the bank's hiring
Oct. 26, 2021	Ad-hoc	Report on the progress of the lawsuit regarding the bank's hiring
Nov. 18, 2021	Regular	Report on the progress of the lawsuit regarding the bank's hiring
Feb. 9, 2022	Ad-hoc	Report on the progress of the lawsuit regarding the bank's hiring
Aug. 11, 2022	Ad-hoc	Report on the progress of the lawsuit regarding the bank's hiring

Matters Regarding the Group CEO's Legal Case (continued)

4. FAQs (continued)

Q3.

What changes have been made to Shinhan Bank's hiring procedures to improve its transparency?

A3.

After the hiring-related issues were raised, commercial banks and supervisory authorities together established in June 2018 the "Best Practices of Hiring Procedures in Banking Sector" (the "Best Practices") under the leadership of the Federation of Banks. Shinhan Bank has made efforts to establish an internal control system that strengthens fairness of the entire hiring procedures based on the Best Practices.

Shinhan Bank established its own "Shinhan Bank's Guidelines for Hiring Procedures" based on the Best Practices to prepare internal regulations to prevent hiring irregularities and established a screening committee, including external experts and internal control managers, to enhance fairness of the hiring procedures. In addition, Shinhan Bank has strengthened its internal control process by establishing a compliance review process for each phase of the hiring procedures, and enhanced fairness and transparency of the hiring procedures by improving the process of each phase of the hiring procedures.

Key Points of the Best Practices of Hiring Procedures in Banking Sector

Basic principle	· Prohibition on discrimination based on factors unrelated to capabilities, capability-based evaluation, management system to secure fairness/reliability, etc.
Hiring method	· Prohibition on discrimination based on gender, age, school, region of origin, or physical condition · Abolishment of the employee recommendation system
Blind (exclusion of certain information)	· Exclusion of personal information (gender, age, etc.) from scoring, and non-disclosure of such information to the interviewers
Internal control	· Participation of the internal control department in the hiring process
Outside expert	· Participation of outside experts (e.g., specialized institutions) in the hiring process
Hiring Determination	· Acceptance in the order of high to low scorers after aggregating scores at each screening phase
Wrongful Admission	· Cancellation of employment of wrongfully admitted candidates and restriction on eligibility for future application · Disciplinary action against executives and employees involved in such hiring irregularities

Key Improvements in Shinhan Bank's Hiring Procedures

Application of Best Practices in Bank Guidelines	· Following the establishment of the Best Practices for Hiring Procedures in Banking Sector, Shinhan Bank's Guidelines for Hiring Procedures have been newly established to apply the Best Practices in the Bank Guidelines
Recruiting Committee	· The Recruiting Committee is newly established to enhance fairness ※ Recruiting Committee consisting of external experts and internal control managers to monitor the entire hiring procedures
Internal control	· Compliance review process is newly established for each hiring phase
Written pledge	· All officers and employees involved in the hiring procedures are required to sign a pledge against misconduct

Matters Regarding the Group CEO's Legal Case (continued)

Improvements in Each Phase of Shinhan Bank's Hiring Procedures

Document screening	· Evaluation and selection criteria are determined in advance (by Recruiting Committee), and gender/age/school are excluded from scoring
Written exam	· Entire process, including preparation of questions, conducting tests and grading, is outsourced.
Working-level interviews	· Evaluation results are registered electronically on the day of the interview
Final interview	· Blind interviews (interviews with certain information not related to work capabilities is hidden) are strengthened · Introduction of a computer-based platform for registration of interview results (no modification is allowed after registration)

Shinhan Financial Group

VIII Additional Information

AGM Voting and Resolution

1. Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2022. As of the record date, there are 508,784,869 common shares and 17,482,000 preferred shares outstanding; and, 508,778,517 shares, common shares excluding 6,352 treasury shares, are valid shares for voting.

2. E-voting

Shinhan FG complies with Article 368 (4) of the Commercial Act and allows electronic voting delegating the management of the system to the Korea Securities Depository. Investors may exercise individual voting rights via e-voting without face-to-face attendance in the meetings as specified below.

(1) Where: (From PC) https://evote.ksd.or.kr , (From Mobile) https://evote.ksd.or.kr/m

(2) When: From 9 a.m. on March 13, 2023 until 5 p.m. on March 22, 2023
* Available 24 hours a day

(3) How: Voting right shall be exercised by each Agenda Item through public certification.

(4) On Amendments: Should an amendment agreement be submitted on the proposed agenda item(s) at the general shareholders' meeting, votes cast through the e-voting system are considered as abstentions.

3. Method of Resolutions

Pursuant to Article 368 (1) of the Commercial Act, Agenda Item No. 1, 3 and 6 shall be passed by a majority of the votes cast by the shareholders present atthe meeting and at least one-fourth of the total shares that are entitled to vote. Pursuant to Article 434 of the Commercial Act, Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote. Pursuant to Article 409 (2) of the Commercial Act, shareholders who own more than 3% of the Company's voting rights are not entitled to have voting rights above that 3% for Agenda Item No. 4 and 5.

4. Additional Information

Shinhan Financial Group has engaged and appointed Morrow Sodali Korea LLC. as our proxy solicitor to act on our behalf in relation to our 22nd Annual General Meeting to be held on March 23, 2023.

Voting Results of the 21st AGM (March 2022)

I. DATE / TIME : Thursday, March 24th, 2022 at 10:00 am (Korea Standard Time)

II. PLACE : Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. VOTES CAST

(Unit : Share, %)

Total Issued Share Capital	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast as % of Issued Share Capital
534,081,554	516,593,202	413,007,081	79.95%

IV. VOTING RESULTS

(Unit : Share, %)

Item No.		Resolution		Criteria for number of voting shares			
				Votes For	% For[1]	Votes Against	% Against[1]
1		Approval of Financial Statements and Annual Dividends for FY2021		409,254,441	99.09%	3,752,640	0.91%
2		Election of Directors (8 Independent Directors)					
2	2-1	Election of Directors (IND)	Park Ansoon	254,249,612	61.56%	158,757,469	38.44%
2	2-2	Election of Directors (IND)	Byeon Yang-ho	253,512,978	61.38%	159,494,103	38.62%
2	2-3	Election of Directors (IND)	Sung Jaeho	249,157,742	60.33%	163,849,339	39.67%
2	2-4	Election of Directors (IND)	Yoon Jaewon	300,204,040	72.69%	112,803,041	27.31%
2	2-5	Election of Directors (IND)	Lee Yoon-jae	249,149,409	60.33%	163,857,672	39.67%
2	2-6	Election of Directors (IND)	Jin Hyun-duk	304,317,831	73.68%	108,689,250	26.32%
2	2-7	Election of Directors (IND)	Huh Yong-hak	251,870,179	60.98%	161,136,902	39.02%
2	2-8	Election of Directors (IND)	Kim Jo Seol	410,228,910	99.33%	2,778,171	0.67%
3		Election of Audit Committee Members (3 Members)					
3	3-1	Election of Audit Committee Members	Bae Hoon	366,760,420	98.63%	5,077,098	1.37%
3	3-2	Election of Audit Committee Members	Sung Jaeho	237,499,781	63.87%	134,337,737	36.13%
3	3-3	Election of Audit Committee Members	Yoon Jaewon	258,630,560	69.55%	113,206,958	30.45%
4		Approval of Director Remuneration Limit		362,687,204	87.82%	50,319,877	12.18%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 3 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

Voting Results of the 20th AGM (March 2021)

I. DATE / TIME : Wednesday, March 25th, 2021 at 10:00 am (Korea Standard Time)

II. PLACE : Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. VOTES CAST

(unit: share/%)

Total number of stocks	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast as % of Issued Share Capital
534,081,554	515,892,334	396,062,622	76.77%

IV. VOTING RESULTS

(unit: share/%)

Item No.	Resolution		Based on number of voting			
			Votes For	% For	Votes Against	% Against
1	Approval of Financial Statements and Annual Dividends for FY2020		393,797,192	99.43%	2,265,430	0.57%
2	Approval of Revision to Articles of Incorporation		388,353,239	98.05%	7,709,383	1.95%
3	Election of Directors (1 Non-Executive Director, 9 Independent Directors)					
	3-1	JIN Ok-dong (NED)	300,587,630	75.89%	95,474,992	24.11%
	3-2	PARK Ansoon (IND)	299,840,135	75.71%	96,222,487	24.29%
	3-3	BAE Hoon (IND)	388,686,967	98.14%	7,375,655	1.86%
	3-4	BYEON Yang-ho (IND)	297,531,113	75.12%	98,531,509	24.88%
	3-5	SUNG Jaeho (IND)	287,837,446	72.67%	108,225,176	27.33%
	3-6	LEE Yong Guk (IND)	388,682,201	98.14%	7,380,421	1.86%
	3-7	LEE Yoon-jae (IND)	293,269,586	74.05%	102,793,036	25.95%
	3-8	CHOI Kyong-rok (IND)	297,617,413	75.14%	98,445,209	24.86%
	3-9	CHOI Jae Boong (IND)	388,692,948	98.14%	7,369,674	1.86%
	3-10	HUH Yong-hak (IND)	296,783,257	74.93%	99,279,365	25.07%
4	Election of IND who will serve as Audit Committee Member (KWAK Su Keun)		340,224,126	97.35%	9,259,126	2.65%
5	Election of Audit Committee Member (2 members)					
	5-1	SUNG Jaeho (IND)	241,602,655	69.13%	107,880,597	30.87%
	5-2	LEE Yoon-jae (IND)	246,246,757	70.46%	103,236,495	29.54%
6	Approval of the Director		392,358,740	99.06%	3,703,882	0.94%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 4 and 5 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

Voting Results of the 19th AGM (March 2020)

I. DATE / TIME : Wednesday, March 26th, 2020 at 10:00 am (Korea Standard Time)

II. PLACE : Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

III. VOTES CAST

(Unit : Share, %)

Total number of stocks	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast as % of Issued Share Capital
491,681,587	460,317,459	393,505,446	85.49%

IV. VOTING RESULTS

(Unit : Share, %)

Item No.	Resolution		Based on number of voting			
			Votes For	% For	Votes Against	% Against
1	Approval of Financial Statements and Annual Dividends for FY2019		388,078,649	98.62%	5,426,797	1.38%
2	Approval of Revision to Articles of Incorporation		389,742,897	99.04%	3,762,549	0.96%
3	Election of Directors (1 Executive Director, 1 Non-Executive Director, 6 Independent Director)					
	3-1	CHO Yong-byoung (ED)	222,037,485	56.43%	171,467,961	43.57%
	3-2	Philippe AVRIL (NED)	293,518,743	74.59%	99,986,703	25.41%
	3-3	PARK Ansoon (IND)	389,199,022	98.91%	4,306,424	1.09%
	3-4	PARK Cheul (IND)	292,979,844	74.45%	100,525,602	25.55%
	3-5	YOON Jaewon (IND)	387,702,557	98.53%	5,802,889	1.47%
	3-6	JIN Hyun-duk (IND)	390,901,023	99.34%	2,604,423	0.66%
	3-7	CHOI Kyong-rok (IND)	387,572,662	98.49%	5,932,784	1.51%
	3-8	YUKI Hirakawa (IND)	295,983,701	75.22%	97,521,745	24.78%
4	Election of Audit Committee Member (2 members)					
	4-1	YOON Jaewon (IND)	351,464,386	98.38%	5,770,031	1.62%
	4-2	LEE Yoon-jae (IND)	347,293,623	97.22%	9,940,794	2.78%
5	Approval of the Director Remuneration Limit		387,476,823	98.47%	6,028,623	1.58%

※ Votes Against includes votes withheld

※ Voting results for Resolution Item No. 4 and 5 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

BOD Meetings in 2022

Meeting no.	Date	Agenda	Voting Results	Director's name							
				Choi Kyung-rok (attendance rate: 100%)	Park Ansoon (attendance rate: 100%)	Byeon Yang-ho (attendance rate: 93%)	Sung Jaeho (attendance rate: 100%)	Lee Yoon-jae (attendance rate: 100%)	Huh Yong-hak (attendance rate: 100%)	Jin Hyun-duk (attendance rate: 93%)	Yoon Jaewon (attendance rate: 100%)
1 (Ad-hoc)	February 9, 2022	1. Approval of the 21st (January 1, 2021–December 31, 2021) financial statement	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Approval of the 21st annual dividend and statement of appropriation of retained earnings	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		3. Revision of Audit Committee regulations	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		4. Establishment and revision of regulations relating to the Group recovery and resolution plan	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		5. Composition of the BOD in 2022	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		6. Evaluation of the BOD Secretariat's performance in 2021 and setting goals for 2022	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> 1. 2021 annual Group business performance 2. Result of issuance of subordinated bond 3. Results of the inspection of the internal control system and operation in 2021 4. Progress s of legal proceedings related to Shinhan Bank recruitment 5. Operational performance of the BOD 6. Operational performance of the Audit Committee 7. Operational performance of the Risk Management Committee	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
2 (Ad-hoc)	March 2, 2022	1. Assessing the decision to cancel long-term compensation	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Revision of regulations relating to the appointment and dismissal of executives	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> 1. Operational performance of the BOD 2. Operational status of the internal accounting control system in 2021, as reported by the management 3. Evaluation of the operation status of the internal accounting control system in 2021 by the Audit Committee 4. Audit results for anti-money laundering operations in 2021 5. Audit performance in 2021 6. Operational performance of the Audit Committee 7. Operational performance of the Subsidiary Management Committee 8. Performance of credit information manager and protector in 2021	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name						
				Kwak Su Keun (attendance rate: 100%)	Bae Hoon (attendance rate: 100%)	Lee Yong-guk (attendance rate: 100%)	Choi Jae Boong (attendance rate: 100%)	Kim Jo Seol (attendance rate: 100%)	Cho Yong-byoung (attendance rate: 100%)	Jin Ok-dong (attendance rate: 100%)
1 (Ad-hoc)	February 9, 2022	1. Approval of the 21st (January 1, 2021–December 31, 2021) financial statement	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		2. Approval of the 21st annual dividend and statement of appropriation of retained earnings	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		3. Revision of Audit Committee regulations	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		4. Establishment and revision of regulations relating to the Group recovery and resolution plan	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		5. Composition of the BOD in 2022	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		6. Evaluation of the BOD Secretariat's performance in 2021 and setting goals for 2022	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		<Reporting Items> 1. 2021 annual Group business performance 2. Result of issuance of subordinated bond 3. Results of the inspection of the internal control system and operation in 2021 4. Progress s of legal proceedings related to Shinhan Bank recruitment 5. Operational performance of the BOD 6. Operational performance of the Audit Committee 7. Operational performance of the Risk Management Committee	Reported	Attended	Attended	Attended	Attended	Before appointed	Attended	Attended
2 (Ad-hoc)	March 2, 2022	1. Assessing the decision to cancel long-term compensation	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		2. Revision of regulations relating to the appointment and dismissal of executives	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		<Reporting Items> 1. Operational performance of the BOD 2. Operational status of the internal accounting control system in 2021, as reported by the management 3. Evaluation of the operation status of the internal accounting control system in 2021 by the Audit Committee 4. Audit results for anti-money laundering operations in 2021 5. Audit performance in 2021 6. Operational performance of the Audit Committee 7. Operational performance of the Subsidiary Management Committee 8. Performance of credit information manager and protector in 2021	Reported	Attended	Attended	Attended	Attended	Before appointed	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name: Choi Kyung-rok (attendance rate: 100%)	Park Ansoon (attendance rate: 100%)	Byeon Yang-ho (attendance rate: 93%)	Sung Jaeho (attendance rate: 100%)	Lee Yoon-jae (attendance rate: 100%)	Huh Yong-hak (attendance rate: 100%)	Jin Hyun-duk (attendance rate: 93%)	Yoon Jaewon (attendance rate: 100%)
3 (Regular)	March 3, 2022	1. Assessment of the Adequacy of Director Candidate Nominations	Approved	-	-	-	-	-	-	-	-
		(1) Independent director candidate Park Ansoon	Approved	Agreed	Voting rights restricted	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		(2) Independent director candidate Byeon Yang-ho	Approved	Agreed	Agreed	Voting rights restricted	Agreed	Agreed	Agreed	Agreed	Agreed
		(3) Independent director candidate Sung Jaeho	Approved	Agreed	Agreed	Agreed	Voting rights restricted	Agreed	Agreed	Agreed	Agreed
		(4) Independent director candidate Yoon Jaewon	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Voting rights restricted
		(5) Independent director candidate Lee Yoon-jae	Approved	Agreed	Agreed	Agreed	Agreed	Voting rights restricted	Agreed	Agreed	Agreed
		(6) Independent director candidate Jin Hyun-duk	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Voting rights restricted	Attended
		(7) Independent director candidate Huh Yong-hak	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Voting rights restricted	Agreed	Agreed
		(8) Independent director candidate Kim Jo Seol	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Approval of director remuneration limit	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		3. Approval of the Convening of the 21st Annual General Meeting of Shareholders and Meeting Agenda	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Report on the operational performance of the BOD 2. Report on the performance of the Remuneration Committee 3. Report on the operational performance of the CEO Recommendation Committee 4. Report on the operational performance of the Audit Committee 5. Report on the operational performance of the Independent Director and Audit Committee Member Recommendation Committee 6. Status and Inspection Results of Customer Data Shared Among Group Subsidiaries in Q4 2021	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
4 (Ad-hoc)	March 15, 2022	1. Changes in notes in the 21st consolidated financial statements	Approved	Agreed	Agreed	Absence Note 1)	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> 1. Report on the operational performance of the Audit Committee 2. Report on the operational performance of the BOD	Reported	Attended	Attended	Absence Note 1)	Attended	Attended	Attended	Attended	Attended
5 (Ad-hoc)	March 24, 2022	1. Acquisition and cancellation of treasury stock	Approved	Agreed	Agreed	Against 2)	Agreed	Agreed	Agreed	Agreed	Agreed

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name						
				Kwak Su Keun (attendance rate: 100%)	Bae Hoon (attendance rate: 100%)	Lee Yong-guk (attendance rate: 100%)	Choi Jae Boong (attendance rate: 100%)	Kim Jo Seol (attendance rate: 100%)	Cho Yong-byoung (attendance rate: 100%)	Jin Ok-dong (attendance rate: 100%)
3 (Regular)	March 3, 2022	1. Assessment of the Adequacy of Director Candidate Nominations	Approved	-	-	-	-	-	-	-
		(1) Independent director candidate Park Ansoon	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		(2) Independent director candidate Byeon Yang-ho	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		(3) Independent director candidate Sung Jaeho	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		(4) Independent director candidate Yoon Jaewon	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		(5) Independent director candidate Lee Yoon-jae	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		(6) Independent director candidate Jin Hyun-duk	Reported	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		(7) Independent director candidate Huh Yong-hak	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		(8) Independent director candidate Kim Jo Seol	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		2. Approval of director remuneration limit	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		3. Approval of the Convening of the 21st Annual General Meeting of Shareholders and Meeting Agenda	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		<Reporting Items> Report on the operational performance of the BOD 2. Report on the performance of the Remuneration Committee 3. Report on the operational performance of the CEO Recommendation Committee 4. Report on the operational performance of the Audit Committee 5. Report on the operational performance of the Independent Director and Audit Committee Member Recommendation Committee 6. Status and Inspection Results of Customer Data Shared Among Group Subsidiaries in Q4 2021	Reported	Attended	Attended	Attended	Attended	Before appointed	Attended	Attended
4 (Ad-hoc)	March 15, 2022	1. Changes in notes in the 21st consolidated financial statements	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed
		<Reporting Items> 1. Report on the operational performance of the Audit Committee 2. Report on the operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Before appointed	Attended	Attended
5 (Ad-hoc)	March 24, 2022	1. Acquisition and cancellation of treasury stock	Approved	Agreed	Agreed	Agreed	Agreed	Before appointed	Agreed	Agreed

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name							
				Choi Kyung-rok (attendance rate: 100%)	Park Ansoon (attendance rate: 100%)	Byeon Yang-ho (attendance rate: 93%)	Sung Jaeho (attendance rate: 100%)	Lee Yoon-jae (attendance rate: 100%)	Huh Yong-hak (attendance rate: 100%)	Jin Hyun-duk (attendance rate: 93%)	Yoon Jaewon (attendance rate: 100%)
6 (Regular)	March 24, 2022	1. Appointment of the chairman of the BOD	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Approval of director remuneration limit	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Update on the Progress of the Conflict in Ukraine and Its Impact on the Company 2. The operational performance of the BOD 3. The operational performance of the Remuneration Committee 4. The operational performance of the Subsidiary Management Committee 5. The operational performance of the Audit Committee 6. Report on the operation of the independent director system	Reported	Retired	Attended	Attended	Attended	Attended	Attended	Attended	Attended
7 (Ad-hoc)	Apr 24, 2022	1. Implementation of quarterly dividend payouts	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Absence Note[3]	Agreed
		<Reporting Items> Financial results for 1Q 2022 2. The operational performance of the BOD	Approved	Retired	Attended	Attended	Attended	Attended	Attended	Absence Note[3]	Attended
8 (Ad-hoc)	March 24, 2022	1. Conclusion of contract for use of "Shinhan Trademark, etc."	Approved	Agreed	Agreed	Opposed[2]	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> 1. Report on FY2021 dividends of Group subsidiaries 2. Approval results of the 2021 recovery and resolution plan 3. Second round of share acquisition of Asia Trust Co., Ltd. 4. The operational performance of the BOD 5. The operational performance of the CEO Recommendation Committee 6. The operational performance of the Subsidiary Management Committee 7. The operational performance of the Audit Committee 8. The operational performance of the Risk Management Committee 9. The operational performance of the ESG Strategy Committee 10. Status and Inspection Results of Customer Data Shared Among Group Subsidiaries in Q4 2021 11. Review of Follow-up Measures for Issues Related to Customer Investment Products	Reported	Retired	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name							
				Choi Kyung-rok (attendance rate: 100%)	Park Ansoon (attendance rate: 100%)	Byeon Yang-ho (attendance rate: 93%)	Sung Jaeho (attendance rate: 100%)	Lee Yoon-jae (attendance rate: 100%)	Huh Yong-hak (attendance rate: 100%)	Jin Hyun-duk (attendance rate: 93%)	Yoon Jaewon (attendance rate: 100%)
9 (Ad-hoc)	Aug 11, 2022	1. Revision of the Code of Ethics	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Establishment of midterm business strategy	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Examination of economic outlook and major issues for the second half of 2022 2. Status on the risk management measures in the second half of 2022 3. Incorporation and exclusion of subsidiaries in the first half of 2022 4. Future business strategy of Shinhan EZ General Insurance 5. Future business strategy of Shinhan Asset Trust 6. Report on the progress of legal proceedings related to recruitment 7. The operational performance of the BOD 8. The operational performance of the CEO Recommendation Committee 9. The operational performance of the Audit Committee 10. The operational performance of the Remuneration Committee 11. The operational performance of the Independent Director and Audit Committee Member Recommendation Committee	Reported	Retired	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name						
				Kwak Su Keun (attendance rate: 100%)	Bae Hoon (attendance rate: 100%)	Lee Yong-guk (attendance rate: 100%)	Choi Jae Boong (attendance rate: 100%)	Kim Jo Seol (attendance rate: 100%)	Cho Yong-byoung (attendance rate: 100%)	Jin Ok-dong (attendance rate: 100%)
6 (Regular)	March 24, 2022	1. Appointment of the chairman of the BOD	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Approval of director remuneration limit	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Update on the Progress of the Conflict in Ukraine and Its Impact on the Company 2. The operational performance of the BOD 3. The operational performance of the Remuneration Committee 4. The operational performance of the Subsidiary Management Committee 5. The operational performance of the Audit Committee 6. Report on the operation of the independent director system	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended
7 (Ad-hoc)	Apr 24, 2022	1. Implementation of quarterly dividend payouts	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Financial results for 1Q 2022 2. The operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended
8 (Ad-hoc)	March 24, 2022	1. Conclusion of contract for use of "Shinhan Trademark, etc."	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Voting rights restricted
		<Reporting Items> 1. Report on FY2021 dividends of Group subsidiaries 2. Approval results of the 2021 recovery and resolution plan 3. Second round of share acquisition of Asia Trust Co., Ltd. 4. The operational performance of the BOD 5. The operational performance of the CEO Recommendation Committee 6. The operational performance of the Subsidiary Management Committee 7. The operational performance of the Audit Committee 8. The operational performance of the Risk Management Committee 9. The operational performance of the ESG Strategy Committee 10. Status and Inspection Results of Customer Data Shared Among Group Subsidiaries in Q4 2021 11. Review of Follow-up Measures for Issues Related to Customer Investment Products	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name						
				Kwak Su Keun (attendance rate: 100%)	Bae Hoon (attendance rate: 100%)	Lee Yong-guk (attendance rate: 100%)	Choi Jae Boong (attendance rate: 100%)	Kim Jo Seol (attendance rate: 100%)	Cho Yong-byoung (attendance rate: 100%)	Jin Ok-dong (attendance rate: 100%)
9 (Ad-hoc)	Aug 11, 2022	1. Revision of the Code of Ethics	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Establishment of midterm business strategy	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Examination of economic outlook and major issues for the second half of 2022 2. Status on the risk management measures in the second half of 2022 3. Incorporation and exclusion of subsidiaries in the first half of 2022 4. Future business strategy of Shinhan EZ General Insurance 5. Future business strategy of Shinhan Asset Trust 6. Report on the progress of legal proceedings related to recruitment 7. The operational performance of the BOD 8. The operational performance of the CEO Recommendation Committee 9. The operational performance of the Audit Committee 10. The operational performance of the Remuneration Committee 11. The operational performance of the Independent Director and Audit Committee Member Recommendation Committee	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name							
				Choi Kyung-rok (attendance rate: 100%)	Park Ansoon (attendance rate: 100%)	Byeon Yang-ho (attendance rate: 93%)	Sung Jaeho (attendance rate: 100%)	Lee Yoon-jae (attendance rate: 100%)	Huh Yong-hak (attendance rate: 100%)	Jin Hyun-duk (attendance rate: 93%)	Yoon Jaewon (attendance rate: 100%)
10 (Regular)	August 12, 2022.	1. Implementation of quarterly dividend payouts	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Change in Issuance of contingent convertible bonds denominated in foreign currency	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		3. Setting the issuance limit of KRW denominated bonds and submitting a new batch report	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Financial results for the first half of 2022 2. Business results for the first half of 2022 3. Report on changes to the ESG organization 4. Matters concerning prepayment of Hybrid Tier 1 5. The operational performance of the BOD 6. The operational performance of the ESG Strategy Committee 7. The operational performance of the Risk Management Committee 8. Status and Inspection Results of Customer Data Shared Among Group Subsidiaries in 2Q 2021	Reported	Retired	Attended	Attended	Attended	Attended	Attended	Attended	Attended
11 (Ad-hoc)	September 6, 2022.	<Reporting Items> Report on the progress of revision of the Code of Ethics 2. Report on the direction of the 2022 recovery and resolution plan 3. The operational performance of the Risk Management Committee	Reported	Retired	Attended	Attended	Attended	Attended	Attended	Attended	Attended
12 (Ad-hoc)	October 6, 2022.	1. Approval of the proposed recovery and resolution plan	Approved	Retired	Agreed	Reported	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Implementation of quarterly dividends	Approved	Retired	Agreed	Reported	Agreed	Agreed	Agreed	Agreed	Agreed
		3. Acquisition and cancellation of treasury stock	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> 1. Report on the issuance result of subordinated bond (Hybrid) 2. The operational performance of the BOD 3. The operational performance of the Audit Committee 4. The operational performance of the Risk Management Committee	Reported	Retired	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name							
				Choi Kyung-rok (attendance rate: 100%)	Park Ansoon (attendance rate: 100%)	Byeon Yang-ho (attendance rate: 93%)	Sung Jaeho (attendance rate: 100%)	Lee Yoon-jae (attendance rate: 100%)	Huh Yong-hak (attendance rate: 100%)	Jin Hyun-duk (attendance rate: 93%)	Yoon Jaewon (attendance rate: 100%)
13 (Regular)	August 11, 2022.	<Reporting Items> Report on financial performance 3. Results of quarterly issuance of KRW denominated bonds and status of support for subsidiaries 4. The operational performance of the BOD 5. The operational performance of the Audit Committee 6. The operational performance of the Risk Management Committee 7. The operational performance of the ESG Strategy Committee 8. The operational performance of the Remuneration Committee 9. The operational performance of the Subsidiary Management Committee 10. The operational performance of the Independent Director and Audit Committee Member Recommendation Committee 11. Status and Inspection Results of Customer Data Shared Among Group Subsidiaries in 3Q 2021	Reported	Retired	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name						
				Kwak Su Keun (attendance rate: 100%)	Bae Hoon (attendance rate: 100%)	Lee Yong-guk (attendance rate: 100%)	Choi Jae Boong (attendance rate: 100%)	Kim Jo Seol (attendance rate: 100%)	Cho Yong-byoung (attendance rate: 100%)	Jin Ok-dong (attendance rate: 100%)
10 (Regular)	August 12, 2022.	1. Implementation of quarterly dividend payouts	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Change in Issuance of contingent convertible bonds denominated in foreign currency	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		3. Setting the issuance limit of KRW denominated bonds and submitting a new batch report	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Financial results for the first half of 2022 2. Business results for the first half of 2022 3. Report on changes to the ESG organization 4. Matters concerning prepayment of Hybrid Tier 1 5. The operational performance of the BOD 6. The operational performance of the ESG Strategy Committee 7. The operational performance of the Risk Management Committee 8. Status and Inspection Results of Customer Data Shared Among Group Subsidiaries in 2Q 2021	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended
11 (Ad-hoc)	September 6, 2022.	<Reporting Items> Report on the progress of revision of the Code of Ethics 2. Report on the direction of the 2022 recovery and resolution plan 3. The operational performance of the Risk Management Committee	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended
12 (Ad-hoc)	October 6, 2022.	1. Approval of the proposed recovery and resolution plan	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Implementation of quarterly dividends	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		3. Acquisition and cancellation of treasury stock	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> 1. Report on the issuance result of subordinated bond (Hybrid) 2. The operational performance of the BOD 3. The operational performance of the Audit Committee 4. The operational performance of the Risk Management Committee	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name						
				Kwak Su Keun (attendance rate: 100%)	Bae Hoon (attendance rate: 100%)	Lee Yong-guk (attendance rate: 100%)	Choi Jae Boong (attendance rate: 100%)	Kim Jo Seol (attendance rate: 100%)	Cho Yong-byoung (attendance rate: 100%)	Jin Ok-dong (attendance rate: 100%)
13 (Regular)	August 11, 2022.	<Reporting Items> Report on financial performance 3. Results of quarterly issuance of KRW denominated bonds and status of support for subsidiaries 4. The operational performance of the BOD 5. The operational performance of the Audit Committee 6. The operational performance of the Risk Management Committee 7. The operational performance of the ESG Strategy Committee 8. The operational performance of the Remuneration Committee 9. The operational performance of the Subsidiary Management Committee 10. The operational performance of the Independent Director and Audit Committee Member Recommendation Committee 11. Status and Inspection Results of Customer Data Shared Among Group Subsidiaries in 3Q 2021	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name							
				Choi Kyung-rok (attendance rate: 100%)	Park Ansoon (attendance rate: 100%)	Byeon Yang-ho (attendance rate: 93%)	Sung Jaeho (attendance rate: 100%)	Lee Yoon-jae (attendance rate: 100%)	Huh Yong-hak (attendance rate: 100%)	Jin Hyun-duk (attendance rate: 93%)	Yoon Jaewon (attendance rate: 100%)
14 (Ad-hoc)	December 8, 2022	1. Deliberation on CEO candidates	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Approval of the Group's management plan and budget for 2023	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		3. Setting limits on financial support for subsidiaries in 2023	Approved	Retired	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Report on the operational performance of the CEO Recommendation Committee 2. Report on acquisition and cancellation of the treasury stock 3. Report on the operational performance of the BOD	Reported	Retired	Attended	Attended	Attended	Attended	Attended	Attended	Attended
15 (Ad-hoc)	December 12, 2022	1. Appointment of executives other than directors	Approved	Retired	Agreed	Reported	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Issuance of contingent convertible bonds	Approved	Retired	Agreed	Reported	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Report on the Direction of Corporate Reorganization for 2023 2. Report on the operational performance of the Subsidiary Management Committee 3. Report on the operational performance of the Audit Committee 4. Report on the operational performance of the Risk Management Committee 5. Report on the operational performance of the Independent Director and Audit Committee Member Recommendation Committee 6. Report on the operational performance of the BOD	Reported	Retired	Attended	Attended	Attended	Attended	Attended	Attended	Attended

BOD Meetings in 2022 (continued)

Meeting no.	Date	Agenda	Voting Results	Director's name						
				Kwak Su Keun (attendance rate: 100%)	Bae Hoon (attendance rate: 100%)	Lee Yong-guk (attendance rate: 100%)	Choi Jae Boong (attendance rate: 100%)	Kim Jo Seol (attendance rate: 100%)	Cho Yong-byoung (attendance rate: 100%)	Jin Ok-dong (attendance rate: 100%)
14 (Ad-hoc)	December 8, 2022	1. Deliberation on CEO candidates	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		2. Approval of the Group's management plan and budget for 2023	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		3. Setting limits on financial support for subsidiaries in 2023	Approved	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Report on the operational performance of the CEO Recommendation Committee 2. Report on acquisition and cancellation of the treasury stock 3. Report on the operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended
15 (Ad-hoc)	December 12, 2022	1. Appointment of executives other than directors	Approved	Agreed	Agreed	Reported	Agreed	Agreed	Agreed	Agreed
		2. Issuance of contingent convertible bonds	Approved	Agreed	Agreed	Reported	Agreed	Agreed	Agreed	Agreed
		<Reporting Items> Report on the Direction of Corporate Reorganization for 2023 2. Report on the operational performance of the Subsidiary Management Committee 3. Report on the operational performance of the Audit Committee 4. Report on the operational performance of the Risk Management Committee 5. Report on the operational performance of the Independent Director and Audit Committee Member Recommendation Committee 6. Report on the operational performance of the BOD	Reported	Attended	Attended	Attended	Attended	Attended	Attended	Attended

Note 1) An emergency Board meeting was convened as the Financial Supervisory Service requested financial holding companies and banks to additionally set aside provisions; absence due to difficulty coordinating personal schedule.
Note 2) An opposing opinion was presented, not because the director was opposed to the acquisition of treasury stocks, but because they believed that more active discussions with the Board of Directors were necessary regarding the approach and communication method for the acquisition of treasury stocks..
Note 3) Absence due to unforeseen and urgent change in personal schedule.
Note 4) Voting rights are restricted on agenda items relating to the relevant person.

Committee Meetings in 2022

1. Risk Management Committee

Composition: (March 2021 – March 2022)
Chair: Byeon Yang-ho*
Members: Lee Yong Guk*, Choi Jae Boong*, Huh Yong-hak*

(March 2022 – Current)
Chair: Huh Yong-hak*
Members: Byeon Yang-ho*,[Note)], Lee Yong Guk*, Choi Jae Boong*

* Asterisk indicates independent directors   Note) The independent director Byeon Yang-ho resigned due to personal reasons on January 12, 2023

Activities		
Date	**Agenda**	**Voting Results**
2022.02.09	<Deliberation> 1) Enactment of the Recovery Plan Operating Regulations	Deliberation completed
	<Reporting Items> 1) Report on the implementation plan for integrated crisis situation analysis as of the end of December 2021 2) Report on the operation (proposal) of the risk adjustment performance evaluation index in 2022 3) Report on the selection of priority control areas and the setting of exposure limits in 2022 4) 2021 Q4 regular report 5) Report on the results of holding the Risk Management Council	Reported
2022.03.24	<Resolution> 1) Appointment of the chairperson of the Risk Management Committee	Approved
2022.05.12	<Resolution> 1) Integrated crisis situation analysis result and capital management plan/emergency procurement plan accordingly	Approved
	1) Report on the implementation plan for integrated crisis situation analysis as of the end of December 2021 2) Report on the operation (proposal) of the risk adjustment performance evaluation index in 2022 3) Report on the selection of priority control areas and the setting of exposure limits in 2022 4) 2021 Q4 regular report 5) Report on the results of holding the Risk Management Council	Reported
2022.08.11	<Deliberation> 1) Changes in Issuance of Additional Tier1 · AT1	Approved
	<Reporting Items> 1) Risk management plan for new incorporation of subsidiaries 2) Report on changes to Shinhan Card's credit risk internal rating regulations 3) Report on the results of crisis situation analysis based on the scenario of the Financial Supervisory Service 4) Report on the implementation plan for integrated crisis situation analysis as of the end of June 2022 5) 2022 Q2 regular report 6) Report on the results of holding the Risk Management Council	Reported
	1) Report on the implementation plan for integrated crisis analysis as of the end of December 2021 2) Report on the operation (proposal) of the risk adjustment performance evaluation index in 2022 3) Report on the selection of priority control areas and the setting of exposure limits in 2022 4) 2021 Q4 regular report 5) Report on the results of holding the Risk Management Council	Reported
2022.09.01	<Reporting Items> 1) Report on the direction of the 2022 recovery and resolution plan 2) Report on the changes in the triggering factors of the Group's recovery and resolution plan	Reported
2022.10.06	<Deliberation> 1) Deliberation on the 2022 recovery plan (proposal)	Deliberation completed
	<Resolution> 1) Integrated crisis situation analysis result and capital management plan/emergency procurement plan accordingly (proposal)	Approved

Committee Meetings in 2022 (continued)

1. Risk Management Committee (continued)

Activities		
Date	**Agenda**	**Voting Results**
2022.11.10	<Resolution> 1) Proposed change in market risk and operational risk measurement methodology	Approved
	<Reporting Items> 1) Direction of risk management strategy in 2023 2) Regular Report for 3Q 2022 3) Report on the results of the Risk Management Council 4) Report on the results of regular suitability verification for the credit-risk-weighted asset calculation system 5) Report on the results of regular suitability verification for the bankruptcy management system	Reported
2022.12.08	<Deliberation> 1) Issuance of contingent convertible bonds	Approved
	<Resolution> 1) Setting minimum thresholds for the BIS for 2023 2) Setting the risk limit for 2023 3) Setting the liquidity risk limit for 2023 for the holding company 4) Matters concerning the application for approval for changes to the credit risk internal rating regulations 5) Matters concerning the operation of the Basel III liquidity risk (LCR, NSFR) management system 6) Amendment of the trading policy guidelines	Approved
	<Reporting Items> 1) Report on the results of crisis analysis based on the scenarios provided by the Financial Supervisory Service 2) Report on the internal capital adequacy evaluation 3) Report on the RDM (Risk Data Mart) reconstruction results 4) Report on the results of regular suitability verification for the integrated stress tests 5) Report on the results of regular suitability verification for the non-retail credit rating model and PD components	Reported

Note) The independent director Byeon Yang-ho resigned due to personal reasons on January 12, 2023

Committee Meetings in 2022 (continued)

2. Remuneration Committee

Composition: (March 2021 – March 2022)
Chair: Lee Yong Guk*
Members: Bae Hoon*, Byeon Yang-ho*,Note), Sung Jaeho*

(March 2022 – Current)
Chair: Lee Yong Guk*
Members: Bae Hoon*, Byeon Yang-ho*,Note), Sung Jaeho*

* Asterisk indicates independent directors   Note) The independent director Byeon Yang-ho resigned due to personal reasons on January 12, 2023

Activities		
Date	**Agenda**	**Voting Results**
2022.03.03	1. Confirmation of strategic KPI for the CEO in 2021	Approved
	2. Amendments to the performance evaluation system for management, etc., for 2022	Amendment approved
	3. Confirmation of subsidiary performance evaluation in 2021	Approved
	4. Establishment of subsidiary performance evaluation system in 2022	Approved
	5. Establishment of remuneration system for management, etc., in 2022	Approved
	6. Evaluation of the adequacy of the structure and operation of the remuneration system in 2022	Approved
	7. Preparation and disclosure of annual report on the remuneration system in 2021	Approved
2022.03.03	1. Confirmation of performance evaluation and remuneration for management in 2021	Approved
2022.03.24	1. Approval of the appointment of the chairperson of the Remuneration Committee	Approved
2022.08.11	1. Establishment of performance evaluation system for newly incorporated subsidiaries	Approved
	2. Establishment of performance evaluation and remuneration system for newly appointed heads of divisions	Approved
2022.11.10	1. Changes in the performance evaluation system for executives holding concurrent positions in the Group	Approved

Committee Meetings in 2022 (continued)

3. Audit Committee

Composition: (March 2021 – March 2022)
Chair: Yoon Jaewon*
Members: Kwak Su Keun*, Sung Jaeho, Lee Yoon-jae*

(March 2022 – Current)
Chair: Yoon Jaewon*
Members: Kwak Su Keun*, Sung Jaeho, Lee Yoon-jae*

* Asterisk indicates independent directors

Activities		
Date	**Agenda**	**Voting Results**
2022.02.09	1. Approval of audit contracts for subsidiaries, etc.	Approved
	2. Setting the performance goals of the audit team leader for 2022	Approved
	3. Approval of the amendment of the Audit Committee regulations and audit regulations	Approved
	<Report and Deliberation> 1) Report on 4Q 2021 audit activities 2) Report on the activities of the compliance officer in 2021 and the work plan for 2022 3) Report on performance evaluation criteria of full-time Audit Committee members of subsidiaries in 2022 4) Report on Subsidiary Audit Committee meetings	Reported
2022.02.22	<Report and Deliberation> 1) Interim report on the 2021 accounting audit by the internal audit department 2) Report on key Election of Audit Committee Members for 2021 by an external auditor 3) Communication with external auditors	Reported
2022.03.02	1. Approval of audit contracts and non-audit contracts for the Company and its subsidiaries, etc.	Approved
	2. Results of the 21st annual audit	Approved
	3. Evaluation of the operation status of the internal accounting control system in 2021	Approved
	4. Approval of the evaluation of the operation status of the internal monitoring system	Approved
	<Report and Deliberation> 1) Operational status of the internal accounting control system in 2021, as reported by the management 2) Report on promoting audit activities 3) Report on audit results for anti-money laundering operations 4) Report on performance of the Audit Committee 5) Report on audit activity results 6) Report on the financial statement audit results by an external auditor in 2021 7) Report on the internal accounting control system evaluation results by an external auditor	
2022.03.03	1. Approval of the statement of opinion for the 21st Annual General Meeting of Shareholders	Approved
2022.03.15	1. Approved for additional reviews such as the 21st closing audit	Approved
	<Report and Deliberation> 1) Report on changes in notes in the 21st consolidated financial statements 2) Additional Report on the financial statement audit results by an external auditor in 2021	Reported
2022.03.24	1. Appointment of Audit Committee chairperson and delegation of authority	Approved
2022.04.20	1. Proposed KPI of full-time Audit Committee members of subsidiaries in 2021	Approved
	<Report and Deliberation> 1) Report on the results of the 2021 external auditor's PCAOB standard audit 2) Report on 1Q 2022 audit activities, etc. 3) Report on audit	Reported

Committee Meetings in 2022 (continued)

3. Audit Committee (continued)

Activities		
Date	**Agenda**	**Voting Results**
2022.05.13	1. Approval of non-audit contracts by the Company	Approved
	2. Modification of criteria for selection of external auditors	Approved
	<Report and Deliberation> 1) Operation plan of the internal accounting control system in 2022 2) Review of the adequacy of the operation of the internal control system 3) Review of the appropriateness of the establishment and execution of the 2021 disclosure policy 4) Evaluation of audit activities by external auditors in 2021 5) 2022 external auditor's audit plan 6) 1Q 2022 financial statement review results by an external auditor	Reported
2022.08.03	<Report and Deliberation> 1) Status of preparations for the introduction of IFRS17 and its financial impact 2) Explanation of the proposal of the next external auditor candidate	Reported
2022.08.12	1. Approval of the selection of an external auditor	Approved
	2. Approval of audit and non-audit contracts of subsidiaries, etc.	Approved
	<Report and Deliberation> 1) Report on Group-wide consolidated accounting system 2) Report on audit work 3) Report on 2Q 2022 audit activities, etc. 4) Report on the results of the compliance officer's activities in the first half of 2022 5) Report on Subsidiary Audit Committee meetings 6) Report on the results of the review of financial statements by an external auditor in the first half of 2022	Reported
2022.10.06	1. Confirmation of audit and non-audit contracts of subsidiaries, etc.	Approved
	<Report and Deliberation> 1) Communication with external auditors 2) Operation plan for the next external audit, etc. 3) Internal audit department's 2022 accounting audit plan	Reported
2022.11.10	1. Approval of audit contracts of the Group subsidiaries	Approved
	<Report and Deliberation> 1) Results of the midterm evaluation of the management's internal accounting control system in 2022 2) Results of 2022 Q3 audit activities 3) Report on audit work 4) Status of Subsidiary Audit Committee 5) Report on the Results of the External Auditor's Review of Financial Statements for 3Q 2022	Reported

Committee Meetings in 2022 (continued)

3. Audit Committee (continued)

Activities		
Date	**Agenda**	**Voting Results**
2022.12.08	1. Performance Evaluation of of the head of internal audit in 2022	Approved
	2. Approval of the 2023 budget of the internal audit department	Approved
	3. Approval of non-audit contract with next external auditor	Approved
	4. Approval of audit contracts of companies and subsidiaries, etc.	Approved
	<Report and Deliberation> 1) Report on audit work 2) Report on the interim evaluation of the operational status of the internal accounting control system by the internal audit department 3) Report on the independence review result of the next external auditor, etc.	Reported
2022.12.20	1. Consent to the appointment and dismissal of the head of internal audit	Approved
2022.12.26	1. Approval of audit contracts of the Company and its subsidiaries, etc.	Approved
	2. The performance evaluation criteria of full-time Audit Committee members of subsidiaries in 2022	Approved
	3. Approval of audit contracts for 2023	Approved
	<Report and Deliberation> 1). Approval of 2023 audit plan 2) Results of interim evaluation of the internal accounting control system by an external auditor	Reported

Committee Meetings in 2022 (continued)

4. Independent Director and Audit Committee Member Recommendation Committee

Composition: (March 2021 – March 2022)
Chair: Huh Yong-hak*
Members: Yoon Jaewon*, Lee Yong-guk*, Choi Kyung-rok*, Choi Jae Boong*

(March 2022 – Current)
Chair: Choi Jae Boong*
Members: Kim Jo Seol*, Park Ansoon*, Yoon Jaewon*, Huh Yong-hak*

* Asterisk indicates independent directors

Activities		
Date	**Agenda**	**Voting Results**
2022.02.09	1. Management of Independent Director Candidates	Approved
	2. Recommendation of Independent Director Candidates	Approved
	<Reporting Items> 1) Report on the operating process of the Independent Director and Audit Committee Member Recommendation Committee in 2022 2) Report on evaluation results for independent directors in 2021	Reported
2022.02.16	1. Recommendation of Independent Director Candidates	Approved
2022.03.02	<Reporting Items> 1. Report on the qualifications and recommendation process of the Audit Committee candidates in 2022	Reported
2022.03.03	1. Recommendation of Independent Director Candidates	Approved
	2. Recommendation of Audit Committee members	Approved
2022.03.24	1. Appointment of the Chairperson of the Independent Director and Audit Committee Member Recommendation Committee	Approved
2022.08.11	1. Management of independent director candidates	Approved
2022.11.10	1. Management of independent director candidates	Approved
2022.12.20	1. Management of independent director candidates	Approved

Committee Meetings in 2022 (continued)

5. CEO Recommendation Committee

Composition: (March 2021 – March 2022)
Chair: Sung Jaeho*
Members: Byeon Yang-ho*, Lee Yoonjae*, Jin Hyun-duk*, Choi Kyung-rok*, Huh Yong-hak*

(March 2022 – Current)
Chair: Sung Jaeho*
Members: Kwak Su Keun*, Bae Hoon*, Lee Yong Guk*, Lee Yoon-jae*, Jin Hyun-duk*, Choi Jae Boong*

* Asterisk indicates independent directors

Activities		
Date	**Agenda**	**Voting Results**
2022.03.03	1. Evaluation and deliberation of CEO candidates for 2021	Approved
	2. Selection of CEO candidates for 2022	Approved
2022.03.24	1. Appointment of the chairman of the CEO Recommendation Committee	Approved
2022.05.12	<Reporting Items> 1. Report on performance evaluation results for CEO candidates in 2021 2. Report on the establishment of the development activity plan for CEO candidates in 2022	Reported
2022.08.11	1. Inspection of the adequacy of the CEO succession plan	Approved
2022.11.11	1. CEO candidate recommendation	Approved
2022.11.22	1. CEO candidate recommendation	Approved
2022.11.27	1. CEO candidate recommendation	Approved
2022.12.08	1. CEO candidate recommendation	Approved

6. ESG Strategy Committee

Composition: (March 2021 – March 2022)
Chair: Kwak Su Keun*
Members: Cho Yong-byoung, Yoon Jaewon*, Lee Yoon-jae*, Choi Jae Boong*

(March 2022 – Current)
Chair: Kwak Su Keun*
Members: Cho Yong-byoung, Kim Jo Seol*, Byeon Yang-ho*,[Note)], Yoon Jaewon*

* Asterisk indicates independent directors
Note) The independent director Byeon Yang-ho resigned due to personal reasons on January 12, 2023

Activities		
Date	**Agenda**	**Voting Results**
2022.02.09	1. Evaluation and deliberation of CEO candidates in 2021	Approved
2022.05.12	<Reporting Items> 1. 1Q 2022 ESG Performance 2. Publication of the 2021 ESG Highlight Report	Reported
	1. Revision of ESG-related policies	Approved
2022.08.12	<Reporting Items> 1. ESG performance in 1Q 2022 2. Publication of the 2021 ESG Highlight Report 3. Proposal for ESG midterm strategy 4. Performance and improvement direction of the social value measurement project in 2021	Reported
2022.11.10	<Reporting Items> 1. 3Q 2022 ESG Dashboard 2. 2023 ESG Business Plan 3. Preparation for the 2022 ESG disclosure materials 4. Establishment of the ESG Data Platform	Reported

Committee Meetings in 2022 (continued)

7. Subsidiary Management Committee

Composition: (March 2021 – March 2022)
Chair: Cho Yong-byoung
Members: Kwak Su Keun*, Park Ansoon*, Byeon Yang-ho*, Sung Jaeho*

(March 2022 – Current)
Chair: Cho Yong-byoung
Members: Park Ansoon*, Sung Jaeho*, Lee Yoon-jae*, Huh Yong-hak*

* Asterisk indicates independent directors

Activities		
Date	**Agenda**	**Voting Results**
2022. 03.02	1. Leadership Evaluation of subsidiary CEOs in 2021	Approved
	2. Establishment of leadership evaluation system for management in 2022	Approved
	3. Selection of CEO candidates for subsidiaries in 2022	Approved
2022. 03.17	1. Deliberation of CEO candidates of subsidiaries	Approved
2022. 05.12	1. Deliberation of CEO candidates of subsidiaries	Approved
	2. Deliberation on the evaluation of CEO candidates of subsidiaries in 2021	Approved
	<Reporting Items> 1. Report on the establishment of an action plan to foster the pool of CEO candidates of subsidiaries in 2022	Reported
2022. 11.11	1. Examination of the adequacy of the CEO succession plan of subsidiaries	Approved
	2. Evaluation of the leadership of subsidiaries' management	Approved
	<Reporting Items> 1. Operation improvement of the Subsidiary Management Committee (proposal)	Reported
2022. 12.13	1. Selection of CEO candidates of subsidiaries	Approved
	2. Selection of CEO candidates of subsidiaries	Approved
2022. 12.20	1. Deliberation on CEO candidates of subsidiaries	Approved

Key ESG Policies

Links to Shinhan FG's key ESG Policies and Guidelines

1. “Independence of Director" Guidelines
http://www.shinhangroup.com/en/governance/rule4.jsp

2. Board Diversity Guidelines
http://www.shinhangroup.com/en/governance/rule5.jsp

3. Shinhan Financial Group's Commitment to Diversity and Inclusion
http://www.shinhangroup.com/en/common/download/commonDownload.jsp?actionValue=PDF&pathKey=GRI&fileName=Commitment%20to%20Diversity%20and%20Inclusion.pdf

4. Group Code of Ethics
http://www.shinhangroup.com/en/common/download/commonDownload.jsp?actionValue=DOWNLOAD&pathKey=ETHICS&fileName=Group_Code_of_Ethics_en.pdf

5. Action Principles towards Climate Change
http://www.shinhangroup.com/en/common/download/commonDownload.jsp?actionValue=PDF&pathKey=GRI&fileName=Action_Principles_Climate_220512_ENG.pdf

6. Shinhan Financial Group Environmental Management Standards
http://www.shinhangroup.com/en/common/download/commonDownload.jsp?actionValue=PDF&pathKey=GRI&fileName=Environmental_Management_220512_ENG.pdf

7. Shinhan Bank’s Statement on Exiting the financing of Coal-Fired Power Plant
http://www.shinhangroup.com/en/common/download/commonDownload.jsp?actionValue=PDF&pathKey=GRI&fileName=Shinhan%20Bank_Coalfree_Statement_210309_ENG.pdf

8. Shinhan Financial Group Customer Protection Charter
http://www.shinhangroup.com/en/common/download/commonDownload.jsp?actionValue=PDF&pathKey=GRI&fileName=Customer_Protection_Charter_210317_ENG.pdf

Contact Us

PARK Cheol-woo | Head of IR cheol.park@shinhan.com

KIM Jiho | Deputy Head of IR jihokim@shinhan.com

CHA Jina | Manager chajina@shinhan.com